7/28

04035826

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mercantil Servicios Financieros

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 28 2004
THOMSON FINANCIAL

FILE NO. 82- 4648 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 7/28/04

MERCANTIL
SERVICIOS FINANCIEROS

ANNUAL REPORT

82-4648

AR/S
12-31-03



Reliability Trajectory Risk Management Principles and Values

MERCANTIL
SERVICIOS FINANCIEROS

ANNUAL REPORT 2003

Content



Trajectory



Mercantil Servicios Financieros (MERCANTIL) is a Venezuelan corporation incorporated in April 1997 as a holding company. Its principal subsidiaries are Banco Mercantil, Commercebank N.A., Seguros Mercantil and Merinvest Sociedad de Corretaje.

The mission of Mercantil Servicios Financieros is to *"Fulfill the needs of the clientele and communities where Mercantil has presence by providing excellent financial products and services in different market segments, enhancing shareholder value and employing available resources soundly and efficiently."*

MERCANTIL is Venezuela's top and most comprehensive financial services provider operating in ten (10)countries in Latin America and Europe. Its subsidiaries include Banco Mercantil, Banco Universal with 293 branches in Venezuela; Commercebank, N.A., a commercial bank in the United States with nine (9) offices in southern Florida, one (1) office in New York, one (1) in Houston and one (1) in Tampa; Banco Mercantil Venezolano in Curaçao, Banco del Centro in Panama, BMC Bank & Trust Limited in the Cayman Islands and Banco Mercantil (Schweiz) A.G. in Switzerland; Merinvest, Sociedad de Corretaje, one of the leaders in Investment Banking in Venezuela; Seguros Mercantil which provides equity, life and health insurance as well as banking insurance services and Mercantil Inversiones y Valores, a holding for other minority investments.

Mercantil Servicios Financieros' Stock Performance

Caracas Stock Exchange: MVZ
Level1 ADR: MSVFY

	31 December 2003 US$[1]	31 December 2003	31 December 2002	31 December 2001	31 December 2000	31 December 1999
Earnings per Share (EPS)	0.29	Bs. 473	Bs. 332	Bs. 127	Bs. 61	Bs. 28
Price / Book Value						
Class A Share		1.13	0.68	0.59	0.63	0.22
Class B Share		1.07	0.64	0.48	0.53	0.20
Closing Prices						
Class A Share	1.60	Bs. 2,550	Bs. 1,575	Bs. 947	Bs. 910	Bs. 350
Class B Share	1.15	Bs. 2,400	Bs. 1,475	Bs. 770	Bs. 759	Bs. 315
Number of Outstanding Shares						
Class A Share		299,958,849	215,131,212	206,727,524	201,031,960	189,636,000
Class B Share		250,040,470	179,092,666	172,834,849	168,105,820	158,748,000
Daily Average Traded Volume (Shares)						
Class A Share		58,148	46,049	82,262	125,509	54,712
Class B Share		73,705	53,724	198,162	161,784	98,700
Dividends Paid						
In stock (new shares per share held)		2 for every 5[2]	1 for every 15	1 for every 15	1 for every 10	1 for every 2
In cash (Bs. per Share)		Bs. 50[3]	Bs. 50	Bs. 38	Bs. 22	Bs. 12

[1] Controlled Exchange Rate as of 12/31/03: Bs.1,596.00/US$1
[2] Approved on Shareholders meeting held on august 28, 2003
[3] Quarterly ordinary cash dividends of Bs. 8,00 and extraordinary cash dividend of Bs. 18 per each class "A" and class "B" common share, approved on Shareholders meetings held on august 29, 2002 and February 26, 2003

Market quote for MERCANTIL Class A and B shares vs. Caracas Securities Index.



Price MVZ A
Price MVZ B
IBVC
Bs. 3000
2500
2000
1500
1000
500
0
1/4/00
2/17/00
4/1/00
5/15/00
6/28/00
8/11/00
9/24/00
11/7/00
12/21/00
2/3/01
3/19/01
12/1/01
5/2/01
6/15/01
7/29/01
9/11/01
10/25/01
12/8/01
1/21/02
3/6/02
4/19/02
6/2/02
7/16/02
8/29/02
10/12/02
11/25/02
1/8/03
2/21/03
4/6/03
5/20/03
7/3/03
8/16/03
9/29/03
11/12/03
12/26/03

Financial Highlights

(In millions, except percentages and Other Indicators)	December 31 2003 US$	December 31 2003 Bolivars	December 31 2002 Bolivars	December 31 2001 Bolivars	December 31 2000 Bolivars	December 31 1999 Bolivars
Balance Sheet[1]						
Total Assets	7,498	11,966,142	9,291,718	5,625,606	4,895,519	3,218,983
Loan Portfolio, Net	2,865	4,572,843	3,916,016	2,480,701	2,226,135	1,560,144
Deposits	6,016	9,601,033	7,360,066	4,403,965	3,805,825	2,331,588
Shareholders' Equity	775	1,236,295	914,277	611,391	566,076	546,301
Income Statement[2]						
Financial Margin, Net	377	601,888	473,280	377,959	315,404	303,496
Commissions and Other Income	232	37,133	324,450	148,724	102,589	92,151
Operating Expenses	451	720,485	59,232	450,867	378,572	345,927
Net Income	160	254,722	180,199	70,702	34,905	16,124
Indicators (%)						
Gross Financial Margin/Average Financial Assets		8.2	9.5	10.9	12.5	14.6
Commissions and Other Income/Total Income		34.8	37.6	26.8	23.5	21.0
Net Earnings for Period/Average Assets (ROA)		2.4	2.4	1.3	0.9	0.5
Net Earnings for Period/Average Equity (ROE)		23.6	23.1	12.0	6.3	3.0
Capital Adequacy Indicators (%)						
Equity/Risk-Weighted Assets (CNV regulatory minimum 8%)[3]		19.9	15.9	16.6	20.3	30.0
Equity/Risk-Weighted Assets (BIS)[4]		20.9	14.9	16.6	20.7	30.0
Equity/Assets		10.3	9.8	10.9	11.6	17.0
Loan Portfolio Quality Indicators (%)						
Past Due Portfolio + In Litigation/Gross Portfolio		1.9	2.5	3.0	3.2	3.9
Allowance for Loan Losses/Past Due Portfolio + In Litigation		234.4	175.4	179.4	155.0	132.2
Allowance for Loan Losses on loan Portfolio/Gross Portfolio		4.4	4.5	5.3	5.0	5.2
Efficiency Indicators (%)						
Operating Expenses/Average Total Assets		6.5	7.8	8.4	9.6	10.1
Operating Expenses/Gross Financial Margin +Commissions and Other Income		59.8	61.2	74.3	82.7	76.0
Liquidity Indicators (%)						
Cash and Due from Banks/Deposits		10.8	9.9	16.8	17.7	20.6
Cash and Due from Banks and Investment Portfolio/Deposits		69.8	63.5	56.7	53.8	53.4
Other Indicators (%)						
Gross Loan Portfolio / Deposits		49.8	55.7	59.5	61.5	70.6
Financial Assets / Total Assets		86.6	87.1	79.1	77.1	75.1
Financial Assets / Customer Deposits		107.9	109.9	101.0	99.2	103.7
Number of Employees						
In Venezuela		6,899	7,772	7,669	7,919	6,772
Abroad		665	586	548	533	1,098
Banking Distribution Network						
Branches in Venezuela		293	320	342	387	297
Foreign Branches		22	21	16	14	16
Representation Offices		5	5	5	5	7
Insurance Distribution Network		36	37	51	15	15
Number of Automatic Teller Machines (ATMs)		713	708	764	766	605
Number of Point of Sale Terminals(POS)		9,184	9,638	10,559	10,026	8,821

(1) Information in US$, translated at the December 31, 2003 year-end controlled exchange rate: Bs 1,596.00./US$1
(2) Information in US$, translated at the average controlled annual 2003 exchange rate: Bs 1,596.00./US$1
(3) Pursuant to National Securities Commission (CNV) standards in Venezuela
(4) Pursuant to Basle Bank for International Settlements' standards

Board of Directors

Principal Directors

Gustavo A. Marturet
Chairman and CEO

Gustavo J. Vollmer H.
Alfredo Travieso P.
Luis A. Romero M.
Timothy Purcell
Gustavo J. Vollmer A.
Jonathan Coles
Victor J. Sierra A.

Alternate Directors

Luis A. Sanabria U.
Oscar A. Machado K.
Eduardo Mier y Terán
Luis Esteban Palacios W.
Gustavo Galdo C.
Rafael T. Hernández
Miguel A. Capriles L.
Gonzalo Mendoza M.
Germán Sánchez Myles
Luis A. Marturet M.
Carlos Hellmund B.
Gustavo Machado C.
Francisco Monaldi M.
Federico Vollmer A.
Guillermo Sosa S.
Alfredo Irigoin

Secretary

Guillermo Ponce Trujillo

Alternate Secretary

Iván Trujillo Baute

Principal Statutory Auditors

Eduardo Elvira
Francisco Torres Pantin

Principal Statutory Auditors

Emilio Trejo
Alexis R. Alfonzo Pino

Legal Representative

René Lepervanche M.

Alternate Legal Representative

Pedro Reyes O.

Administration

Gustavo A. Marturet*
Chairman and CEO

Alejandro González Sosa*
Finance and Institutional Banking Manager

Nerio Rosales Rengifo*
Business and Personal Banking Manager

Armando Leirós*
Operations and Technology Manager

Guillermo Villar*
International Operations
and Assets under Management Manager

Alberto Benshimol*
New Financial Business Manager
and President of Seguros Mercantil

Luis Alberto Fernandes
General Counsel[1]

Luis Calvo Blesa
Manager of the Office of the Presidency
and Human Resources Manager

Toribio Cabeza León
Audit Manager

Guillermo Ponce Trujillo
Secretary of the Board of Directors

Iván Trujillo Baute
Assistant Secretary

Juan Livinalli
Money Laundering Prevention and
Compliance Officer

Manuel Rodríguez Armesto
Risk Manager

Emilio Navarro
Strategic Planning Manager

* Member of the Executive Committee

(1) Acting

Note: Pursuant to provisions of the Bylaws and by Board of Directors' resolution, the company maintains Audit, Compensation and Risk Committees all comprised of outside Directors and the Chairman. The Committees' functions and membership are detailed in a separate chapter.

Notice of regular General Shareholders' Meeting

MERCANTIL SERVICIOS FINANCIEROS, C.A.
Authorized Capital Bs. 165,855,930,000.00
Subscribed and Paid-In Capital Bs. 82,927,965,000.00
Caracas-Venezuela

By order of the Board of Directors, the shareholders are hereby given notice to attend the Regular General Meeting, to be held at the Bank's headquarters at Avenida Andrés Bello Nº 1, Edificio Mercantil, Caracas Venezuela, on February 27, 2004 at 9:00 a.m., to consider the following agenda:

1. Consider the Report submitted by the Board of Directors and the Company's Audited Financial Statements as of December 31, 2003, following examination of the Statutory (Internal) Auditors' Report.
2. Consider the "Proposal for the Ninth Phase of the Company's Stock Repurchase Program, submitted by the Board of Directors of Mercantil Servicios Financieros, C.A. to the Regular Shareholders of February 27, 2004 for its consideration."
3. Consider the "Proposal to Authorize the Board of Directors to Issue and Place Obligations and/or Commercial Paper, submitted by the Board of Directors of Mercantil Servicios Financieros, C.A. to the Regular Shareholders Meetings of February 27, 2004 for its consideration."
4. Elect the Principal and Alternate Members of the Board of Directors to be elected pursuant to the Bylaws, and fix the compensation payable to all the Board members.
5. Appoint the Principal Statutory (Internal) Auditors and their Alternates, and fix their compensation.
6. Consider the "Proposal for Declaration of Dividends of Mercantil Servicios Financieros, C.A., submitted by the Board of Directors to the Regular Shareholders Meeting of February 27, 2004 for its consideration."

Note: The shareholders are hereby informed that the Balance Sheet, the Statement of Income, the Statement of Changes in Shareholders' Equity Accounts, and the Statement of Changes in Cash Flows for the fiscal year ended December 31, 2003, duly examined by the External Auditors "Espiñeira, Sheldon y Asociados," as well as the Statutory (Internal) Auditors' Report, the Report submitted by the Board of Directors, the "Proposal for the Seventh Phase of the Company's Stock Repurchase Program, submitted by the Board of Directors of Mercantil Servicios Financieros, C.A. to the Regular Shareholders of February 27, 2004 for its consideration," the "Proposal to Authorize the Board of Directors to Issue and Place Obligations and/or Commercial Paper, submitted by the Board of Directors of Mercantil Servicios Financieros, C.A. to the Regular Shareholders Meetings of February 27, 2004 for its consideration," the "Proposal for Declaration of Dividends of Mercantil Servicios Financieros, C.A., submitted by the Board of Directors to the Regular Shareholders Meeting of February 27, 2004 for its consideration," and the slates of candidates for the election of each Statutory (Internal) Auditor and his Alternate, will be at their disposal 15 days in advance of the date set for the General Meeting, at the offices of the Secretary of the Board of Directors, located at Avenida Andrés Bello Nº 1, Edificio Mercantil, 35th floor, in Caracas. In conformity with the Bank's Bylaws, the shareholders are hereby informed that each group of Class A common shares representing at least twenty per cent (20%) of the capital subscribed for by said shares shall be entitled to nominate and elect one Principal Director and the corresponding Alternates.

Caracas, February 09, 2004

For Mercantil Servicios Financieros, C.A.

Guillermo Ponce Trujillo
Secretary of the Board of Directors


Yet another slowdown

Financial Services Provider

Board of Director's Report

Caracas, February 09,2004
Dear Shareholders:

We are pleased to report the consolidated results and principal activities of Mercantil Servicios Financieros during the second half of 2003 and for the full year. It is important to stress the conditions that have affected economic activity in Venezuela throughout the year, during which time fiscal and monetary adjustment and exchange control measures were to counteract the complex political and institutional situation.

The financial statements of Mercantil Servicios Financieros contained in this report consolidate the activities of its subsidiaries and have been prepared in accordance with the standards of the National Securities Commission (CNV), and are presented in keeping with the Accounting Principles Generally Accepted in Venezuela, as supplementary information. They have been reviewed by the Company's independent auditors "Espiñeira, Sheldon y Asociados" and their report can be found in the inside back cover of this report. It indicates that the financial statements reasonably represent the Company's financial position, in keeping with the standards set by the National Securities Commission.

Under the CNV's accounting principles, profits for the year were Bs. 254,720 million (US$ 160 million)[1], Bs. 127,940 million corresponding to the first semester and Bs. 126,780 million to the second. It shows a 41.4% increase on 2002 results, when profits reached Bs. 180,199 million (US $ 150 million)[2].

The main contributions to this profit came from Banco Mercantil with Bs. 189,755 million, Commercebank Bs 35,380 million, Merinvest Bs. 20,471 million, Holding Mercantil Internacional Bs. 5,798 million and Seguros Mercantil Bs. 2,957 million.

Total Assets were Bs. 11,966,141 million (US$ 7,498 million)[1], 28.8 % higher than the Bs. 9,291,718 million (US $ 6,639 million) recorded in December 2002[3]. Equity stood at Bs. 1,236,295 million (US$ 775 million)[1] at year end, 35.2 % higher than the figure for the previous year which was Bs. 914,277 million (US $ 653 million)[3].

At Mercantil the main indicators continue to improve, as evidenced by the quality of the Loan Portfolio measured by the ratio of Past Due and Non-performing Loans to the Gross Loan Portfolio which remained at favorable levels. This ratio was 1.87 % versus 2.5 % at the end of 2002. Accordingly, the coverage ratio which is the ratio of the Loan Provision to Total Past Due and Non-performing Loans was 234.4%, amounting to 175.4% at the close of 2002.

With a view to rationalizing operating expenses, continued efforts were made to find more efficient ways to undertake multiple tasks and hence improve efficiency ratios, with positive effect on results. Thus, the efficiency ratio measured by operating expenses as a percentage of total net income, was 59.7% against 61.3% in 2002, reflecting a substantial improvement. In contrast, the efficiency ratio which is measured by operating expenses as a percentage of average assets (not including contributions to the Superintendency of Banks and FOGADE) was 6.5 %, versus 7.8 % in 2002.

The ratio of capital/risk-weighted contingent assets and operations was 19.9% compared to 18.4% in 2002; the regulatory minimum is 8%. This ratio is determined according to the guidelines of the National Securities Commission, which are similar to those established by the Basle Committee on Banking Supervision of the Bank for International Settlements.

During the year, dividends of Bs. 44,510 million were paid out; Bs. 20,926 million in cash (Bs. 50 for each share) and Bs. 23,584 million in shares (two shares for every five held). The Net Earnings per share was Bs. 473 (US$0.29)[1], which represents a positive variation of 41.4% compared to Bs. 332 per share (US$ 0.24)[3] in 2002 when cash dividends of Bs. 18,593 million (Bs. 50 for each share) were paid and Bs. 3,696 million in shares (one share for every fifteen held), totaling Bs. 22,289 million.

The Stock Repurchase Program initiated in May 2000 continued and is currently in its Eighth Phase. At December 31, 2003 the number of Treasury shares held by the Company and acquired under the Program net of 34,777,979 shares redeemed amounted to 2,853,781. Of these, 1,193,195 are common Class A shares and 1,660,586 are common Class B shares.

Throughout 2003 Venezuela's economy was marked by the effects of political and institutional instability, the implementation of strict exchange controls and efforts to boost fiscal spending. Despite the rapid increase of liquidity due to the effect of a restricted foreign exchange supply, demand for credit remained weak for much of the year due to the economic slowdown.

Closing estimates for Total GDP point to a reduction of 9.4%, which was greater in the case of its oil component (-12.8%) than its non-oil component (-7.8%).

The initial exchange depreciation (14%), along with the mark-up of a significant proportion of goods and services at a higher replacement exchange rate than the official one, wage increases and adjustments in the tariffs of certain public utilities, were translated into moderate-to-high inflation of 27.1%.

The balance of payments, partly due to stronger oil prices (22.0 US$/bbl in 2002 to 25.6 US$/bbl on average in 2003) and the decline in imports (-19%), and partly due to the almost total closure of the capital account, closed with a high surplus (US$ 3,780 million) and consequently a strong accumulation of international reserves (closing at US$ 20,599 million).

The fiscal situation continued to represent a source of imbalance in 2003. The significant fiscal gap (-3.6% of GDP), was financed through several new public debt issues, withdrawals of resources from the Investment Fund for Macroeconomic Stabilization (FIEM) and the use of foreign exchange earnings transferred by the Central Bank of Venezuela (BCV) to Central Government.

The monetary market remained very liquid throughout the entire period (58% increase in nominal M2), causing lending rates to slide (from an average of 37% in 2002 to 26%), which helped prevent a further deterioration of the Loan Portfolio and a potentially greater reduction in the demand for loans (-4%). Despite efforts by the financial system to maintain diversified, quality balances, the weakening of the non-oil sector and the scant diversification of available assets in the market, led to an asset reorganization concentrated mainly in Central Government and BCV public securities.

An analysis of the results by subsidiary under CNV accounting standards shows that:

Banco Mercantil recorded profits for the year of Bs. 189,755 million (US$ 119 million)[1], of which Bs. 83,222 million correspond to the first semester and Bs. 106,533 million to the second half of the year. This is 44.9% up on the figure for 2002 when profits reached Bs. 130,979 million (US $ 109 million)[2].

The Bank's Total Assets were Bs. 6,334,152 million (US$ 3,969 million)[1], 47.9% higher than the December 2002 level of Bs. 4,284,251 million (US $ 3,061 million)[3]. Equity totaled Bs. 806,221 million (US$ 505 million)[1], 40% above the Bs. 576,060 million (US $ 412 million)3 recorded in December 2002.

The quality of the Loan Portfolio remained satisfactory. This consolidated ratio settled at 3.1% versus 4.7% at the end of 2002. The ratio of Past Due and Non-performing Loans to the Total Gross Portfolio was 2.9%, better than the result for the Venezuelan financial system as a whole, which stood at 4.7% at the close of 2003.

Banco Mercantil has continued its efforts to design and implement a variety of products and services to meet its customers' financial needs. One of its products is the Intelligent Academic Cards for university communities which offer users financial services combined with the characteristics of a student ID card. The program, which had been in operation at the Universidad Católica Andrés Bello since 2002, was introduced at the Simón Bolívar and Metropolitana universities in 2003, and serves some 26,000 users. Internet and ATM options are also being developed to allow trust fund customers to consult their accounts and channel services. Other options include affiliation of telephone and electricity services through the Internet and payment of credit cards held with other banks, consolidating the Bank's leadership in the development of electronic banking in Venezuela. Currently 71% of transactions are conducted electronically, compared with 29% through branch offices.

In response to the introduction of exchange controls, Banco Mercantil signed an agreement with the Commission for the Administration of Foreign Exchange (CADIVI), to conduct activities under the exchange control management system, and has set up an Exchange Control Department to assist corporate and commercial clients. At December 31, 2003, 17% of CADIVI's total operations since the exchange control system was introduced at the beginning of the year were channeled through Banco Mercantil.

Yet another example of its efforts to guarantee service quality is the ISO 9001:2000 International Quality Certification awarded to the Caracas Mercantil Service Center (CAM) for the third year running, making Banco Mercantil the first and only financial institution in Venezuela to have a certified telephone and e-mail customer service process.

Commercebank recorded profits of US$ 22 million (Bs. 35,380 million)[1] for the year, US$ 13 million corresponding to the first half year and US$ 9 million to the second semester. This is 30.6% below the 2002 results, when profits were US$ 32 million (Bs. 39,118 million)[2]. This reduction was mainly due to the effect of interest rates in the United States remaining at historically low levels, and the stable levels of financial assets and liabilities in 2003 compared to 2002.

Total Assets fell to US $ 3,176 million (Bs. 5,068,331 million)[1], 0.4% below the December 2002 figure of US$ 3,188 million (Bs. 4,461,547 million)[3]; and Equity rose to US $ 166 million (Bs. 264,780 million)[1], 11.1% higher than the US $ 149 million (Bs. 209,038 million)[3] in December 2002.

The quality of MERCANTIL's Loan Portfolio remained favorable. In December 2003 the ratio was 0.90%, versus 0.5% at the end of the previous year.

Commercebank created a new unit to help customers from other countries who move to the United States to open, expand or relocate their businesses. This unit provides a special service to customers who have well-established relationships in their countries of origin, especially Venezuela, and have decided to set up or expand operations in the United States and require financial services.

Also worthy of mention is the Home Equity Loan Program H.E.L.P. which allows customers to take advantage of their accumulated values in second homes or investment properties, besides their main home.



The scope of online banking services has also expanded and it is now possible to open Deposit Certificates and apply for a Visa CheckCard on line.

In addition to this, services are available through the Commercebank Investment Services (CIS) subsidiary covering a full range of investment services, including transactions by customers and accounts managed by advisers and full investment portfolio management services. These services are complemented by the Commercebank Trust Fund which offers a wider number of options to customers with a high financial profile.

Commercebank was voted Bank of the Year by the Latin Builder Association, in recognition of its activities in the field of real estate and its commitment to community wellbeing. It also received an acknowledgement from the Systema Group, a Fortune 500 think tank which has been evaluating banks operating in Miami-Dade County since 1999. The bank was awarded this for surpassing the majority of its competitors in the fields of general services and making effective use of technology.

In 2003 Seguros Mercantil's premium income increased by 57%, maintaining the best ratio of administrative expenses in the sector and reducing the loss ratio which led to an improvement in its technical results. Profits for the year were Bs. 2,957 million (US$ 2 million)[1], which is 82.3% down on the results for 2002 which amounted to Bs. 16,685 million (US $ 14 million)[2], due fundamentally to lower investment portfolio yields.

Total Assets rose to Bs. 244,565 million (US$ 153 million)[1], 18% above the level of Bs. 207,298 million (US $ 148 million)[3] recorded in November 2002; and Equity to Bs. 75,950 million (US$ 48 million)[1], 15.8% higher than the Bs. 65,568 million (US $ 47 million)[3] recorded in November of that same year.

The company is among the top three companies in the country, with a market share of 10.3%, which is higher than the 9.2% registered in November 2002.

A major effort has been made to optimize the provision of services. The Seguros Mercantil Immediate Service Center (CAI) continues to provide excellent services to brokers, intermediaries and customers. Its new Internet portal for Insurance Advisers has been put into service to deal with their information and administrative needs.

In the case of Merinvest, profits of Bs. 20,471 million (US$ 13 million)[1] were recorded for the year. This is 83.5% higher than the results for 2002, when profits of Bs. 11,158 million (US $ 9 million)[2] were attained.

Total Assets rose to Bs. 48,264 million (US$ 30 million)[1], 20.4% higher than the Bs. 40,097 million (US $ 29 million)[3] registered in December 2002; and Equity to Bs. 44,785 million (US$ 28 million)1, 41.3% higher than the Bs. 31,689 million (US $ 23 million)[3] registered in December of that same year.

In 2003, Mercantil Servicios de Inversión and Mercantil Sociedad Administradora de Entidades de Inversión Colectiva, both subsidiaries of Merinvest, consolidated their position in their respective business areas. At year end, total assets of third parties in investment portfolios managed by Mercantil Servicios de Inversión were in the region of US$ 700 million. Mercantil Sociedad Administradora de Entidades de Inversión Colectiva, with its products Portfolio Mercantil de Inversión and Plan Crecer Mercantil, was once again the leading mutual fund management company, with a market share in excess of 40%, ending the year with a portfolio of Bs. 105 billion owned by some 14,000 investors.

Profits of Holding Mercantil Internacional, the holding of Banco Mercantil (Schweiz) AG, BMC Bank & Trust (Cayman), Banco Mercantil Venezolano (Curacao) and Banco del Centro (Panama) for the year amounted to US $ 4 million (Bs. 5,798 million)[1]. This reflects a significant increase on 2002 results when profits attained US $ 400 thousand (Bs. 479 million)[2].







Total Assets were US $ 261 million (Bs. 416,574 million)[1], 15.5% up on the level recorded in December 2002 of US $ 226 million (Bs. 315,867 million)3; and Equity was US $ 39 million (Bs. 62,206 million)[1], 14.7% higher than the US $ 34 million (Bs. 47,887 million)[2] registered in December of that year.

Major efforts were made to intensify the integration of Banco Mercantil Schweiz with Mercantil's other subsidiaries and head office in order to boost growth. The most significant step taken in 2003 was in the area of Personal Banking, through the development of new products and the implementation of innovative technical capacities to assist customers. The www.bancomercantilsuiza.com website is now a truly customer friendly tool. Other areas developed were Corporate Banking and Settlements involving loan transactions in the United States originating from Commercebank N.A. Plans for 2004 include furthering the progress already made in the area of Personal Banking and strengthening activities in the corporate sector.

In order to promote business initiative, a key element in economies that aim to increase competitiveness, job opportunities and economic growth, Mercantil and the Institute of Advanced Administrative Studies (IESA) worked together to set up the new "IESA-MERCANTIL Entrepreneurs Center," an academic unit dedicated to research, business initiative development and leadership training. The launch took place at IESA in October.

Mercantil considers Social Responsibility one of the foremost corporate values. In keeping with its strategic vision it seeks full institutional involvement with the development of the local communities it serves. Links with the communities have been forged through programs that foster diverse expressions of social development in the field of health, culture and environmental conservation.

The National Association of Advertisers (ANDA) awarded Fundación Mercantil its coveted prize for Company's Social Responsibility 2003, in recognition of "Give your School a Helping Hand", considered the best social program undertaken by a private firm. This year it celebrated its twentieth anniversary by yet again ratifying Mercantil's sense of social responsibility through its effective contribution to the nation's educational community.

We are proud to be the bank with the strongest brand name and the greatest acceptance by the public in the field of Banking and Finance, according to Publicidad & Mercadeo magazine which ranked us "The most Powerful Brand in Venezuela" in its May edition. In addition to that, Banco Mercantil ranked among the top Venezuelan financial institutions in an evaluation by the consulting firm Softline Consultores C.A. of Latin America's largest banks.



Island
Gorda Cay
Great Harbour Cay
Berry

In 2003 the prestigious economic magazine Global Finance voted Mercantil "Venezuela's Best Bank" and "Venezuela's Best International Trading" and the financial publication Latin Finance awarded it the prize as "Venezuela's Best Bank."

Given the importance of Money Laundering Prevention today, Mercantil has adequate control and surveillance mechanisms in place for detecting transactions presumed to involve money laundering. These mechanisms were especially developed at Banco Mercantil, Commercebank, Seguros Mercantil and Merinvest, given the nature of their operations.

Relations between bank officials and employees have continued to evolve within the traditional spirit of harmony and cooperation that characterizes the Organization, and the Board of Directors wishes to acknowledge them for their efficiency and dedication. All the workers will benefit from the new Collective Labor Contract entered into with the "National Federation of Banco Mercantil Workers" and its affiliated unions, which will remain in force from January 1, 2004 to December 31, 2006.

Pursuant to the Resolution of the National Securities Commission (CNV), the contents of form CNV-FG-010 shows the remunerations paid to Company Directors and Executives during the second semester amounting to Bs. 263.4 million.

During the year, a number of Alternate Directors attended Board meetings, either standing in for Directors in their absence, or as observers.

On the occasion of the Chairman's temporary absences, some of his CEO functions were designated to members of the Executive Committee.

Yours truly,
Gustavo A. Marturet
Gustavo J. Vollmer H.
Alfredo Travieso P.
Luis A. Romero M.
Timothy Purcell
Gustavo J. Vollmer A.
Jonathan Coles
Victor J. Sierra A.

For purposes of the full understanding of this report, the exchange rates referred to in this report will be indicated in each case as follows:

1 *At the controlled exchange rate of Bs. 1,596/US$1*
2 *At the average exchange rate of Bs. 1,199/US$1 in 2002*
3 *At the rate of exchange rate of Bs. 1,399.50/US$1 in 2002*

Statutory Auditors' Report

Caracas, February 10, 2004

Statutory Auditors' Report
To the shareholders of
Mercantil Servicios Financieros, C.A.
Caracas

Dear gentlemen and friends:

In our capacity as Statutory Auditors of this Company and in conformity with the provisions of Articles 287 and 311 of the Commercial Code, we are pleased to inform you we have examined the consolidated balance sheet of Mercantil Servicios Financieros, C.A. and its subsidiaries as of December 31, 2003 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the period then ended. The preparation of these financial statements and their notes is the responsibility of the management of Mercantil Servicios Financieros, C.A. Our responsibility is to express an opinion on these financial statements based on our audits.

Our examination was made in accordance with generally accepted auditing standards, and accordingly, included selective tests of the accounting records and other auditing procedures we considered necessary in the circumstances. We have also taken into account the Report of the external auditors "Espiñeira, Sheldon y Asociados" for the same period, which should be treated as an integral part of this report, with whose content we agree, and which we attach hereto.

Based on our analysis, we take the liberty of pointing out that the Company maintains adequate controls over its loan and investment portfolios, which are subject to ongoing analysis and monitoring with a view to creating appropriate provisions. The Company likewise maintains the reserves prescribed in its Bylaws and declares and pays the dividends to which it is obligated by its Bylaws and the law. Furthermore, the Company's established internal accounting controls and policies justify our conclusion that there is no current or potential risk of conditions leading to a weakening of its financial position.

In our opinion, the aforementioned consolidated financial statements present fairly the financial position of Mercantil Servicios Financieros, C.A. and its subsidiaries at December 31, 2003, and the results of their operations and cash flows for the period then ended, in conformity with the National Securities Commission standards. The Company presents financial statements drawn up in accordance with generally accepted accounting principles issued by the Federation of Venezuelan Public Accounting Associations as complementary information.

We would like to express our appreciation for the confidence you have placed in us, and reiterate that we are your friends and servants.

Eduardo Elvira
Statutory Auditor

Francisco Torres Pantin
Statutory Auditor

Enclosure: Report of "Espiñeira, Sheldon y Asociados".

Financial Statements

Balance Sheets
Unconsolidated

(in millions of Bs.)	December 31 2003	December 31 2002	December 31 2001
Assets			
Cash and Due from Banks	55	1,021	583
Investment Portfolio	1,358,472	991,568	679,683
Other Assets	(6,648)	6,625	5,132
Total Assets	1,351,879	999,214	685,398
Liabilities and Shareholders' Equity			
Publicly Trade Debt Securities Issued by MERCANTIL	97,482	70,000	59,814
Other Liabilities	18,103	14,937	14,193
Total Liabilities	115,585	84,937	74,007
Shareholders' Equity	1,236,294	914,277	611,391
Total Liabilities and Shareholders' Equity	1,351,879	999,214	685,398

Income Statement
Unconsolidated

Years ended (in millions of Bs.)	December 31 2003	December 31 2002	December 31 2001
Income			
Financial Income	3,245	1,741	1,083
Equity Investment in Subsidiaries	289,005	219,138	73,575
Other Income	0	1,052	4,409
Total Income	292,250	221,931	79,067
Expenses			
Financial	22,494	25,149	3,046
Operating	8,317	8,549	5,253
Other Expenses	6,683	0	0
Total Expenses	37,494	33,698	8,299
Income Taxes	34	8,034	66
Net Income	254,722	180,199	70,702

Balance Sheet
Consolidated

Assets in millions	December 31 2003 US$[1]	December 31 2003 Bolivars	December 31 2002 Bolivars	December 31 2001 Bolivars	December 31 2000 Bolivars	December 31 1999 Bolivars
Cash and Due from Banks						
Cash	106	168,682	192,586	128,157	111,570	102,554
Banco Central de Venezuela	452	721,574	446,957	446,658	431,165	272,663
Venezuelan Banks and Other Financial Institutions	1	1,727	6,451	23,941	6,368	8,333
Foreign Banks and Other Financial Institutions	43	68,349	48,490	48,726	23,687	71,852
Pending Cash Items	50	79,856	35,429	92,774	99,222	26,199
(Allowance for Cash and Due from Banks)	(1)	(1,249)	(829)	(1,029)	(729)	(375)
	651	1,038,939	729,084	739,227	671,283	481,226
Investment Portfolio						
Investments in Trading Securities	9	14,392	13,928	30,238	63,453	63,876
Investments in Securities Available for Sale	1,627	2,597,331	2,575,772	973,861	572,368	402,309
Investments in Securities Held to Maturity	454	75,314	406,250	380,284	482,524	73,021
Share Trading Portfolio	83	132,521	72,341	46,755	51,542	40,483
Investments in Time Deposits and Placements	1,271	2,028,590	627,662	306,284	198,683	180,652
Restricted Investments	105	167,072	249,115	22,317	7,219	2,256
	3,550	5,665,219	3,945,068	1,759,739	1,375,879	762,597
Loan Portfolio, Net						
Current	2,879	4,595,660	3,898,760	2,473,690	2,236,695	1,561,552
Rescheduled	61	97,484	96,175	68,710	30,830	19,213
Past Due	49	78,635	73,330	62,914	55,720	49,313
In Litigation	7	10,904	31,314	14,788	19,603	14,793
	2,996	4,782,683	4,099,578	2,620,102	2,342,849	1,644,871
(Allowance for Losses on Loan Portfolio)	(131)	(209,840)	(183,563)	(139,401)	(116.714)	(84,727)
	2,865	4,572,843	3,916,016	2,480,701	2,226,135	1,560,144
Interest and Commissions Receivable	73	116,705	92,565	63,094	63,764	39,617
Long-Term Investments	11	16,867	14,009	10,395	8,891	4,533
Assets Available for Sale	10	16,417	19,771	30,665	37,519	19,209
Property and Equipment	139	222,119	237,537	242,329	251,732	248,495
Other Assets	199	317,033	337,668	299,456	260,316	103,162
Total Assets	7,498	11,966,142	9,291,718	5,625,606	4,895,519	3,218,983

[1] Translated at the December 31, 2003 year-end controlled exchange rate: Bs.1,596.00/US$1

Balance Sheets
Consolidated

Liabilities and Shareholders' Equity in millions	December 31 2003 US$[1]	December 31 2003 Bolivars	December 31 2002 Bolivars	December 31 2001 Bolivars	December 31 2000 Bolivars	December 31 1999 Bolivars
Liabilities						
Deposits						
Non - Interest Bearing Checking Accounts	1,004	1,601,935	1,079,702	887,076	989,467	565,823
Interest Bearing Checking Accounts	1,684	2,686,946	1,436,861	815,088	804,165	705,582
Savings Deposits	1,849	2,952,330	2,610,307	1,358,129	658,118	388,884
Time Deposits	1,478	2,359,823	2,233,196	1,343,672	1,445,075	671,299
	6,015	9,601,034	7,360,066	4,403,365	3,805,825	2,331,588
Debt Authorized by the National Securities and Exchange Commission						
Debt Securities Publicly Trade Issued by the Institution	59	93,550	67,781	59,814	0	0
	59	93,550	67,781	59,814	0	0
Financial Liabilities						
Venezuelan Institutions, up to 1 year	19	31,035	30,769	17,148	9,125	12,603
Venezuelan Institutions, more than 1 year	2	3,031	1,084	4,238	3,299	784
Foreign Institutions, up to 1 year	2	3,629	58,865	84,856	76,480	31,688
Foreign Institutions, more than 1 year	157	251,345	170,672	33,574	59,772	54,931
Liabilities Under Repurchase Transactions	1	1,233	3,377	4,593	13,019	13,222
Financial Liabilities Indexed to Securities	0	0	29,929	15,347	0	0
Other Obligations, up to 1 year	12	18,949	35,782	24,418	29,242	10,228
Other Obligations, more than 1 year	31	47,916	49,094	14,748	19,311	13,296
	224	357,138	379,572	198,922	210,248	136,752
Interest and Commissions Payable	14	22,116	24,925	14,215	14,650	8,451
Other Liabilities	323	515,515	427,669	272,731	205,956	155,943
Subordinated Debt	86	137,655	115,109	49,205	38,445	25,930
Total Liabilities	6,721	10,727,007	8,375,122	4,999,852	4,275,124	2,658,664
Minority Interests in Consolidated Subsidiaries	2	2,840	2,318	15,363	54,319	14,018
Shareholders' Equity						
Capital						
Par Value	52	82,928	62,344	58,648	57,291	52,257
Inflation Adjustment	120	191,709	191,709	191,709	191,709	191,709
Paid in Surplus	23	36,290	63,570	63,569	67,143	72,177
Reserves	103	163,672	161,614	161,245	156,380	151,521
Negative Goodwill	0	0	0	0	1,423	0
Translation Adjustment Net Assets of Subsidiaries Abroad	104	166,634	113,516	(780)	(9,171)	(13,632)
Retained Earnings	339	541,069	322,678	165,139	123,091	99,787
Shares Repurchased or Held by Subsidiaries	(8)	(12,029)	(29,540)	(18,414)	(17,430)	(7,518)
Unrealized Gain from Adjustment at Market Value of Investments	41	66,022	28,386	(9,725)	(4,360)	0
Total Shareholders' Equity	775	1,236,295	914,277	611,391	566,076	546,301
Total Liabilities and Shareholders' Equity	7,498	11,956,142	9,291,716	5,625,606	4,895,519	3,218,983

[1] Information in US$, translated at the December 31, 2003 year-end controlled exchange rate: Bs./ US$ 1,596.00

Income Statements
Consolidated

in millions	December 31 2003 US$(1)	December 31 2003 Bolivars	December 31 2002 Bolivars	December 31 2001 Bolivars	December 31 2000 Bolivars	December 31 1999 Bolivars
Interest Income						
Income from Cash and Due from Banks	6	9,643	23,761	16,525	19,102	14,210
Income from Investment Portfolio	306	488,911	291,689	163,686	85,962	84,773
Income from Loan Portfolio	363	578,886	621,097	448,494	379,225	410,090
Total Interest Income	675	1,077,440	936,547	628,705	484,289	509,073
Interest Expense						
Interest on Demand and Savings Deposits	64	101,508	70,395	43,028	47,277	70,280
Interest on Time Deposits	104	166,348	228,977	128,753	73,349	77,100
Interest on Securities Issued by the Institution	13	20,485	24,975	2,867	0	0
Interest on Financial Liabilities	17	26,661	26,049	20,946	19,807	18,069
Total Interest Expense	198	315,002	350,396	195,594	140,433	165,449
Gross Financial Margin	477	762,438	586,151	433,111	343,856	343,624
Provision for Losses on Loan Portfolio	101	160,550	112,871	55,152	28,452	40,128
Net Financial Margin	376	601,888	473,280	377,959	315,404	303,496
Commissions and Other Income						
Trust Fund Operations	11	17,149	14,948	12,339	8,289	6,363
Foreign Currency Transactions	2	3,361	28,589	6,125	5,518	4,502
Commissions on Customer Account Transactions	44	69,603	65,794	34,571	24,635	16,029
Commissions on Letters of Credit and Guarantees Granted	5	7,263	5,346	4,333	3,700	3,298
Equity in Long-Term Investments	4	6,508	7,532	5,386	(6,021)	1,345
Exchange Gains	31	48,993	103,060	6,930	10,565	11,919
Income on Sale of Investment Securities	22	34,955	13,667	15,727	9,489	15,589
Other Income	114	183,301	85,514	63,313	46,414	33,106
Total Commissions and Other Income	233	371,133	324,450	148,724	102,589	92,151
Insurance Premiums, Net of Claims						
Premiums	134	213,461	139,953	53,597	48,733	29,346
Claims	(112)	(178,280)	(111,755)	(43,901)	(45,564)	(29,969)
Total Insurance Premiums, Net of Claims	22	35,181	28,198	9,696	3,169	(623)
Operating Income	631	1,008,202	825,928	536,379	421,162	395,024
Operating Expenses						
Salaries and Employee Benefits	176	281,288	240,526	177,461	140,927	131,046
Depreciation, Property and Equipment Expenses, Amortization of Intangibles and Other	76	121,933	110,908	101,159	94,581	81,404
Fees Paid to Regulatory Agencies	14	22,383	15,454	11,476	6,695	15,031
Other Operating Expenses	185	294,881	224,345	160,771	136,369	118,446
Total Operating Expenses	451	720,485	591,232	450,867	378,572	345,927
Net Monetary Inflation Adjustment	0	0	0	0	0	(31,801)
Net Income Before Taxes, Extraordinary Items and Minority Interests	180	287,717	234,695	85,512	42,590	17,296
Taxes						
Current	24	(38,083)	(61,398)	(15,786)	(14,735)	(12,525)
Deferred	(4)	5,742	(1,334)	(78)	5,046	4,749
Total Taxes	20	(32,341)	(62,732)	(15,864)	(9,689)	(7,776)
Benefit from Utilization of Tax Losses Carried Forward	0	0	8,738	1,240	2,100	4,449
Minority Interests	0	(654)	(502)	(186)	(96)	2,155
Net Income for the Year	160	254,722	180,199	70,702	34,905	16,124

(1) Information in US$, translated at the December 31, 2003 year-end controlled exchange rate: Bs./ US$ 1,596.00



Excellent Service

Economic Climate

Global

The overall performance of the world economy in 2003 was boosted by the individual performance of two economies: China and its area of influence in East Asia, and the United States. Two other traditionally strong economies - Japan and the European Community - are still showing signs of relative stagnation, and are unlikely improve in the immediate future. The Gross International Product grew by some 2% during the year, but world trade and international financial flows are less dynamic than in the nineties. In recent months the world economy has been threatened by various geopolitical uncertainties and shocks. The threat of the SARS epidemic affected the prospects of a number of Asian countries in the first half of the year, and it is too soon to dismiss the possible repercussions of the invasion of Iraq. Oil prices remain highly volatile and the depreciation of the dollar is liable to jeopardize the growth of the developed economies if adequate responses to macroeconomic coordination issues are not forthcoming.

Latin America

On a regional scale, the Latin American economy as a whole expanded by 1.5% in 2003, contrasting favorably with the 0.4% reduction in GDP in 2002. Still, the recovery has not been sufficient to reverse the stagnation experienced since 1998. The region's best performance in 2003 can be linked to the growth of the U.S. economy which has stimulated Latin American exports to the United States. It was a similar effect that stimulated the Asian recovery. The growth of the world economy has spurred a 15.9% in the amount of commodities exported from the region. The combination of volumes and prices made Latin American exports the most dynamic factor affecting demand and made 2003 a record year for trade surplus (US$ 41 billion). Capital flows in the region were not negative because direct investments more than compensated for the short-term financial flows. In 2003, following a year in which there was little demand for Latin American bonds, the perception of risk improved and the region was able obtain funds at an average cost of 9.6%, three hundred base points lower than twelve months earlier.

United States

In 2003, the North American economy showed very clear signs of recovering. Official figures indicate that in the third quarter of the year alone the economy grew by 8.2%, after growing at rates of 1.4 and 3.3 % in the first two quarters of the year. Preliminary estimates indicate that growth during the last quarter might be in excess of 4%. The stimulus provided by two rounds of tax cuts and increased federal spending of around 9%, plus the clear determination of the Federal Open Market Committee to maintain the rate of federal funds at their lowest for the last 45 years (1% since June), largely explain the vigorous recovery of the product during the year. The key aspect during the last half of the year was the reactivation of corporate investment, fundamentally in high-tech equipment and software, and the variation of inventories. The prospects indicate positive rates of growth above the tendency for 2004. Although the unemployment rate is not exceptionally high (6% of the workforce), growth has not gone hand in hand with a massive creation of jobs. The productivity earnings generated in the North American market since 2001 have been repeated in 2003, which played a substantial part in keeping labor costs down. Higher efficiency and profitability have fostered greater investor confidence and a marked recovery of the securities market.

Despite the significant fall in the value of the dollar vis-à-vis other currencies, particularly the euro (down by about 30% from its last peak in the first quarter of 2002), the deficit balance of the balance of payments current account continued to expand, reaching 5.5% of the GDP (US$ 544 quintillion). A similar tendency, along with the environment in which rates are low, could predict an additional weakening of the dollar, although the reactions of other monetary zones should not be disregarded.

The federal budget deficit could close at 3.5% of the GDP this year. The increase is attributable to the significant decline in oil income (4 points of the GDP) and growing disbursements for the war effort in Iraq.

The annual percentage variation in the CPI, measured strictly by the "inflationary core" (a measurement of inflation that excludes goods and services that vary atypically or erratically and, in the case of the United States, energy and a number of foodstuffs are excluded, which facilitates a clearer picture of the economy's inflationary process) attained moderate levels in the annual aggregate up to November or 2.7% in the annual aggregate. Prices of raw materials and inputs for producers, such as energy, have risen faster, but there is no sign of growing risks in the near future thanks to the capacity of the production chains to absorb marginal increases in their margins.

Venezuela

During the fourth quarter of the year the Venezuelan economy performed better than in the previous quarters. Although no figures are available on the variation in the Gross Domestic Product, growth in the last quarter is very likely to be positive, by contrast with the negative variations seen since 2002. The relative stability in production and oil revenues, flexibilization of the exchange market and faster execution of public spending are the main reasons for the improvement in productive activities. However estimates for the year point to a fall in total GDP in excess of 9%, similar to that recorded in 2002 (-8.9%). The greatest fall may have been in the oil sector which, at the close of the third quarter, showed a 20% accumulated reduction.

The recovery of domestic productive activity in Venezuela was accompanied by a drop in the level of unemployment. In effect, the unemployment rate fell to 15.4% in November versus 17.9% in the third quarter. Still, it closely resembled the same month a year earlier (15.7%). The same applied to the informal sector's share in the level of employment (52.5%). As for inflation, there was a slight rise in prices in the fourth quarter, 5.4%, almost one percentage point higher than in the previous quarter. This was partly due to the increases authorized for some goods and services whose prices had been regulated.



Turning now to international prices, the oil export basket averaged 25.7 US$/bbl during the fourth quarter, very similar to the average quotation for the previous quarter. Crude production appeared to be relatively stable, averaging 2.60 million barrels/day. Sound oil export revenues, together with restrictions in demand due to exchange controls introduced in January 2003, continued to account for the accumulation of international reserves. In effect, during the quarter the BCV's international reserves rose by over US$ 2 billion, to US$ 20,599 million at year end, equivalent to some two years of imports. In this context, the Commission for the Administration of Foreign Exchange (CADIVI) significantly increased the supply of dollars to the private sector; the amount paid out during the quarter totaled US$ 2,639 million, 61% more than during the third quarter. Another aspect that should be highlighted is the new bond issues by the Venezuelan Government in international markets. These amounted to US$ 2,500 million, maturing in 2010 and 2018 (payable in bolivars in the primary market and US$ 1,558 million, maturing in 2013.

Exchange controls, increased spending by Central Government and Petróleos de Venezuela - PDVSA, the need for financial institutions to stay liquid in light of the bond issue in dollars, the increase in commercial activity and the creation of "bank money", explained the significant money-supply growth (M2).

In effect, during the fourth quarter M2 increased by more than 26%, reaching almost Bs.31 trillion at the close of the year. Maintenance of the liquid market was partially responsible for the reduction in interest rates of around three percentage points. This is why, by year end, the lending rate of Venezuela's six major banks had settled at 19.5%, its lowest level since April 1997.

Summary of Economic Performance	**2003**	**2002**
Percentage Variation of Gross Domestic Product[1]		
Total	-9,4	-8,9
Oil Sector	-12,8	-12,6
Non Oil Sector	-7,8	-6,5
Exchange Rate. Bs./US$		
Year End	1.600	1.401
Average	1.609	1.161
Percentage Variation (December/December)	14,2	83,7
Average	38,6	60,4
Inflation (%)		
Annualized (December/December)	27,1	31,2
Average	31,1	22,4
Interest Rates (6 largest banks) (%)		
Average Lending Rate	25,7	37,1
90-days Time Deposits	17,2	28,3

Source: Banco Central de Venezuela and Mercantil's economic research unit.
(1) Year 2003 is estimated by Banco Mercantil's Economic Research Unit

Interest Rates in Venezuela
(6 largest banks)


%
60
50
40
30
20
10
Lending Rates
Deposits Rates for 90-days Term Deposit
Jan 2002
Feb
Mar
Apr
May
Jun
July 2002
Aug
Sep
Oct
Nov
Dec 2002
Jan
Feb
Mar
Apr
May
Jun
July 2003
Aug
Sep
Oct
Nov
Dec 2003


Norwalk
BRIDG
STAMFORD
AB 97954517
B2

Strength

Consolidated Financial Statements Review

Balance Sheet

A summarized Balance Sheet at December 31, 2003 and 2002 is presented below together with comments on the main variations.

Summary of Consolidated Balance Sheet *(in millions, except percentages)*	US$ (1) December 31 2003	Bs. December 31 2003	Bs. December 31 2002	Increase (Decrease)	% Change
Assets					
Total Assets	7,498	11,966,142	9,291,718	2,674,423	28.8
Cash and Due from Banks	651	1,038,939	729,084	309,855	42.5
Investment Portfolio	3,550	5,665,217	3,945,068	1,720,149	43.6
Loan Portfolio, Net	2,997	4,782,683	4,099,578	683,104	16.7
Other Assets	199	317,035	337,668	(20,633)	(6.1)
Liabilities					
Deposits	6,016	9,601,034	7,360,066	2,240,967	30.4
Other Borrowings and Other Liabilities	705	1,125,974	1,015,057	110,917	10.9
Shareholders' Equity	775	1,236,295	914,277	322,017	35.2

(1) Translated at the December 31, 2003 controlled exchange rate: Bs.1,596.00/US$1

The audited financial statements and their notes are in the inside back cover of this Report. The accounting principles followed are summarized at the end of this chapter.

Total Assets

The Bs. 2,674,423 million (or 28,8%) growth of Total Assets versus 2002, shown in the summary table of the previous Balance Sheet, includes: a) 47.9% growth in domestic operations, mainly in the Investment Portfolio, and b) 0.2% reduction in overseas operations (in US$). This increase also includes the effect of translating Bs. 630 billion million worth of assets into foreign currency.

At December 31, 2003 the net foreign exchange position was US$ 504,066, including the equity of its overseas subsidiaries. The estimated effect of every Bs. 100/US$ increase in the Bs. 1,600/US$1 exchange rate at December 31, 2003 would mean an increase of Bs. 380,074 million in assets and Bs. 50,407 million in Equity. Additionally,

MERCANTIL holds Bs. 289,583 million in bolivar-denominated government bonds, with exchange indexation clauses. Assuming an interest rate of 17%, it is estimated that additional revenue will be obtained when the exchange rate exceeds Bs. 1,900/US$1.

Assets by Currency
December 31, 2003
(Total Bs. 11,966 billion)


49% Bolivars
51% US Dollars

Investments in Securities
by Issuer
December 31, 2003
(Bs. 5,665 billion)



Overseas Private sector, mainly U.S. 7%
1% Venezuelan Private Sector
14% Venezuela Government
35% BCV
43% U.S. Government and Agencies

Loan Portfolio
by Subsidiary
December 31, 2003
(Bs. 4,783 billion)



9% Banco Mercantil's International Agencies and subsidiaries
36% Banco Mercantil
56% Commercebank, N.A.

Investment Portfolio

MERCANTIL's Investment Portfolio grew by Bs. 1,720,149 million (or 43.6%) with respect to December 2002. This increase includes: a) 143.2% growth in domestic operations, mainly in short-term transactions by the Banco Central de Venezuela (BCV), which rose by Bs. 1,595 billion, and b) a 15.0% drop in overseas operations (in US$).

At December 31, 2003, Total Investments in securities issued or guaranteed by the Venezuelan nation (excluding the BCV) represent 0.7 times the Equity and 6.8% of the Assets. In the case of Banco Mercantil, these securities represent 0.9 times the Equity and 11.0% of the Assets. MERCANTIL owns 3.3% of the domestic public debt securities issued by the Venezuelan State at December 31, 2003, according to information from the BCV.

During 2003, MERCANTIL increased its stockholding in Colombian commercial bank Bancolombia, S.A. from 4.9% to 5.7% of the institution's total outstanding shares at the end of 2003.

Loan Portfolio

MERCANTIL's Gross Loan Portfolio grew Bs. 683,104 million (or 16.7%) during 2003, which includes 17% growth in overseas operations (in US$) and 2% growth in domestic operations. The growth of its overseas Loan Portfolio can be partially attributed to increased lending to the real estate sector, in the mass segment as well as in the commercial segment. The slight growth in Venezuela is the result of the slump in the demand for credit. Banco Mercantil is still number one in Venezuela's financial system in terms of the Gross Loan Portfolio at December 31, 2003, with a market share of 15.4%. At the end of 2003 Banco Mercantil had lent Bs. 44,073 billion to the micro-enterprise segment, covering over three thousand clients from the service, production and trade sectors, or 3.2% of the institution's loan portfolio. This amount surpasses the 3% minimum required under Venezuela's General Banking Act. The agricultural sector accounted for 13.2% of its Total Portfolio, which exceeds the statutory amount by Bs. 20 million (12%).

The quality of MERCANTIL's Loan Portfolio remains favorable. The ratio of Past Due and Non-performing Loans to the Total Gross Portfolio is 1.87%, 0.9% at Commercebank and 2.95% at Banco Mercantil, compared to 4.7% of the Venezuelan financial system as a whole.

Loan Portfolio Classified by Status (in millions, except percentages)	Bs. December 31 2003	%	Bs. December 31 2002	%
Current	4,595,660	96.1	3,898,760	95.1
Restructured	97,484	2.0	96,174	2.3
Past Due	78,634	1.6	73,330	1.8
In Litigation	10,904	0.3	31,314	0.8
	4,782,683	100	4,099,578	100

Note that 96.1% of MERCANTIL's Loan Portfolio is outstanding (95.1% at December 31, 2002). According to the type of risk, 90.4% of the Portfolio could be classified as normal (88.5% at December 31, 2002).

Other Assets

Other Assets declined by Bs. 20,635 million (or -6.1%) over 2003. This variation includes amortizations of gains and deferred expenses. There were further reductions in other accounts receivable and temporary entries due to the simplification and automation of certain processes.

It is noteworthy that all the Other Assets, plus Property and Equipment and Assets Available for Sale, accounted for 4.6% of Total Assets at the end of 2003 (6.4% at December 31, 2002).

Deposits

MERCANTIL's deposits grew Bs. 2,240,967 million (or 30.4%) during 2003, which includes a 1.6% reduction in overseas operations (in US$) and a 56.2% increase in domestic operations. The annual increase also includes an effect due to the translation into foreign currency of Bs. 550 billion in deposits.

Banco Mercantil in Venezuela attained a market share in terms of Deposits of 15.3% and 15.7% in terms of Deposits and Investments sold under agreement to repurchase, ranking second in the national banking system at December 31, 2003. The institution with the largest share has 13.8%.

Structure of Deposits
December 31, 2003
(Bs. 9,601 billion)



25% Time Deposits
31% Savings Deposits
45% Demand Deposits

Publicly Offered Debt Securities

In May 2003 MERCANTIL received authorization from the National Securities Commission(CNV) to float a new issue of unsecured bonds for Bs. 50 billion. In May 2003, Bs. 40 billion were placed, maturing at one to two years, at a variable interest rate of between 84% and 90% of the lending rate of the six main commercial banks published by the BCV. In October and November 2003, an additional Bs. 10 billion were placed at a variable rate of 88% of the Market's Lending Rate and maturing at 12 months.

In August 2003, MERCANTIL began to place commercial paper under the program approved by the CNV. The balance of the amount placed at December 31, 2003 is Bs. 7 billion with interest at a variable rate equivalent to 80% of the Market Lending Rate and with a 90-day maturity.

It is important to point out that the issues were classified by two Risk Classifiers (Fitch Venezuela, S.A. and Clave Sociedad Calificadora de Riesgo, C.A.) according to the requirements of the CNV, which classified them as "Category A, sub-category A3."

Subordinated Bonds

During 2003, Commercebank Holding Corporation placed a further US$ 4 million in Subordinated Bonds (Trust Preferred Stock) on the North American market for a 30-year term at LIBOR + 3.25%. This new issue brought the subordinated debt at December, 31 2003 to US$ 86.3 million, part of which is considered capital for the purpose of U.S. regulations on equity ratios.

Equity

Equity grew by Bs.322,017 million (35.2%) in 2003. This increase mainly includes a Bs. 254,722 million net result for the year and Bs. 53,117 million corresponding to the adjustment applied to the equity investment of overseas subsidiaries as a result of conversion. In dollar terms, translating this amount at the controlled exchange rate, MERCANTIL's equity rose from US$653 million to US$ 775 million. MERCANTIL's equity/assets ratio at December 31, 2003 is 10.3% and the equity/risk-weighted assets ratio is 19.9%, based on the standards of the National Securities Commission (CNV). The minimum required is 8% (this index is 20.9% under the Basle standards). For Banco Mercantil at December 31, 2003, the equity/assets ratio is 13.4% and the equity/risk-weighted assets ratio, based on the standards of the Venezuelan Superintendency of Banks, is 26.9%. For Commercebank, N.A. these indicators are 7.7% and 11.3%, respectively, based on the standards of the Office of the Controller of the Currency-OCC.

Profit and Loss

Financial Margin Year Ended (In millions, except percentages)	US$ (1) December 31 2003	Bs. December 31 2003	Bs. December 31 2002	Increase (Decrease) %	% Change
Interest Income	675	1,077,440	936,547	140,893	15.0
Interest Expense	197	315,002	350,396	(35,394)	(10.1)
Gross Financial Margin	478	762,438	586,151	176,287	30.1
Provision for Loan Portfolio Losses	101	160,550	112,871	47,679	42.2
Net Financial Margin	377	601,888	473,280	128,608	27.2

(1) Translated at the December 31, 2003 controlled exchange rate: Bs.1,596.00/US$1

Financial Margin

In 2003, the Gross Financial Margin grew 30.1% year over year. This increase mainly includes: a) 33.2% in the domestic operation's margin and b) 3.0% growth in the overseas operation in dollar terms.

The increase in average volumes of financial assets and liabilities in Venezuela during 2003 of 44.4% and 37.6% respectively, was a determining factor in the growth of the Gross Financial Margin. Interest rates in Venezuela have fallen significantly versus 2002. The average volumes of financial assets and liabilities of the overseas operation increased by 18.2% and 16.4% respectively during 2003 in dollar terms. Interest rates for these operations remained at their lowest in recent decades.

The interest rate trends published by Banco Central de Venezuela (BCV) are shown in the figure in the chapter on the Economic Climate.

Loan Portfolio Provision

Expenses recorded for Loan Portfolio provisions during 2003 was Bs. 160,550 million, bringing the accumulated provision at December 31, 2003 to Bs.209,840 million. This provision represents a 234.3% coverage of Past Due and Non-performing Loans. The provision includes an additional component to cover differences liable to affect estimated losses by management, particularly in Venezuela. Write-offs for the year were Bs. 119,628 million in Venezuela and US$ 10 million abroad.

This provision expenses is 42.2% up on the figure for 2002, principally because more funds were assigned to the Loan Portfolio in Venezuela.

Commissions, Other Income and Insurance Premiums, Net of Claims

Commissions, Other Income and Insurance Premiums, Net of Claims Year Ended (In millions, except percentages)	US$ [1] December 31 2003	Bs. December 31 2003	Bs. December 31 2002	Increase (Decrease) %	% Change
Net Financial Margin	377	601,888	473,280	128,608	27.2
Commissions and Other Income	233	371,133	324,450	46,683	14.4
Insurance Premiums, Net of Claims	22	35,181	28,198	6,983	24.8
Operating Income	632	1,008,202	825,928	182,274	22.1

(1) Translated at the December 31, 2003 controlled exchange rate: Bs. 1,596.00/US$1

Commissions and Other Income rose by Bs. 46,683 million (14.4%) in 2003 with respect to 2002. This increase is mainly due to:

- A Bs. 97,787 million increase in Other Income such as overseas wire transfers, revenue from premium financing, dividends received from minority investments, recoveries from write-off loans and earnings from property sales, received in payment, as well as the release of provisions made in previous financial periods.
- A Bs. 21,288 million increase in transactions involving the sale of securities, due to increased opportunities in the Venezuelan market in local and foreign currency. There were two major reasons for the increase in market depth: a) liquidity surpluses in bolivars were maintained due to the low demand for foreign currency, b) risk classifications for Venezuela, which led to improvements in prices. This situation permitted greater investment portfolio movement, mainly of fixed revenues.

The long foreign exchange position of subsidiaries in Venezuela in 2002 generated exchange earnings of Bs. 103,060 million as a result of the bolivar's devaluation against the dollar, which climbed from Bs. 757/US$1 to Bs. 1,400/US$1 that year. During 2003, the controlled exchange rate remained at Bs.1,596/US$1.

Insurance Premiums, net of Claims, rose by 24.8% (Bs.6,982 million) in 2003 with respect to 2002. This improvement in insurance activity is fundamentally due to the 52.5% growth in Premiums, with a 59.5% increase in claims over the same period. During 2003 Net Premiums amounting to Bs. 358,791 million, were collected, 68.4% higher than in 2002.

Operating Expenses

Operating Expenses, Taxes and Net Income Year Ended (In millions, except percentages)	US$ (1) December 31 2003	Bs. December 31 2003	Bs. December31 2002	Increase (Decrease) %	% Change
Earnings from Financial Operations	631	1,008,202	825,928	182,274	22.1
Operating and Personnel Expenses	451	720,487	591,232	129,254	21.9
Operating Income before Tax and Minority Interests	180	287,715	234,695	53,020	22.6
Taxes (current and deferred)	20	32,341	62,732	(30,391)	(48.4)
Benefit from Use of Tax Loss Carry Forwards	-	-	8,738	-	(100.0)
Minority Interests	0	654	502	152	30.3
Net Income for the Semester	160	254,722	180,199	74,523	41.4
Net Income per Common Share (Bs/share)	0.29	473	332	141	42.5

(1) Translated at the December 31, 2003 controlled exchange rate: Bs. 1,596.00/US$1

Operating Expenses increased by Bs. 129,254 million (21.9%) in 2003 with respect to 2002, mainly due to:

- A Bs. 40,762 million increase in personnel expenses which includes Bs. 12,066 million due to the effect of converting spending by overseas subsidiaries. It also includes the wage increase policies applied during the year and new staff benefits, in addition to Bs. 8,385 million in statutory compensation and additional expenses for special redundancy schemes implemented mainly at Banco Mercantil and Seguros Mercantil. Headcount was cut by 9.8% in 2003.
- A Bs. 70,538 million increase in Other Operating Expenses which includes Bs. 8,740 million due to the effect of converting the expenditure of the overseas subsidiaries; increase in the cost of outsourced services, communications, consultancy as well as provisions related to operational risks. Additionally an annual increase in the contribution to Fundación Mercantil is included for the social programs it sponsors.

During 2003, Mercantil endeavored to cut costs which, among other initiatives, include improving control over the use of Services and Suppliers controlling, as well as shifting customer transactions towards less expensive channels, and at the same time improving customer service.

The Efficiency Ratio of Operating Expenses/Average Assets slipped from 7.8% in 2002 to 6.5% in December 2003. There has been a gradual downturn in this ratio over the last 5 years.

Taxes

At December 31, 2003 Mercantil reported expenses for significant amounts corresponding to various types of taxation in Venezuela, such as Tax on Business Assets or Corporate Income Tax, estimated at Bs. 12,382 million; Bs. 22,573 million for Municipal Taxes and Bs. 10,023 million for Bank Debit Taxes. Expenses for overseas operations amounted to US$ 12.5 million (Bs. 19,960 million) for Income Tax and US$ 1.1 million (Bs. 1,765 million) for Municipal Taxes.

Summary of Accounting Principles Applied

Consolidation

MERCANTIL's financial statements are presented in conformity with the standards prescribed by the National Securities Commission (CNV); where the CNV's standards are silent, Generally Accepted Accounting Principles in Venezuela are applied. These standards require the preparation of consolidated financial statements. Accordingly, the financial statements include the accounts of the principal subsidiaries:

- Banco Mercantil, C.A., a universal bank in Venezuela and its overseas agencies and branch;
- Commercebank, N.A., a bank in the United States of America;
- Seguros Mercantil, C.A., an insurance company in Venezuela
- Banco Mercantil Venezolano, N.V., a bank in Curaçao, and its subsidiary Banco del Centro, S.A. in Panama;
- Banco Mercantil (Schweiz) AG, a bank in Switzerland, and its subsidiary BMC Bank & Trust Limited, in Grand Cayman;
- Merinvest, C.A. a stock brokerage in Venezuela;

CNV Accounting Standards CNV

The CNV has ruled that MERCANTIL's financial statements must be presented in historical figures for periods after the fiscal year ended on December 31, 1999. Accordingly, MERCANTIL discontinued the adjustment of its primary financial statements to reflect the effects of inflation in January 2000 and thereafter. As a result, fixed assets among other items are shown at their inflation-adjusted value up to December 31, 1999, which adjusted cost does not exceed market value as determined by independent appraisers. New additions since that time are recorded at acquisition cost.


MERCANTIL your one
stop solution

In 2003, Mercantil Servicios Financieros actively furthered its comprehensive Strategic Planning process with a global and independent perspective, the objective of which is to be the major provider of financial services in Venezuela, with the highest quality of customer service, in keeping with international standards and sound corporate criteria, in terms of clarity and transparency for the benefit of customers, employees and supervisory entities.

The guidelines of Mercantil's Strategic Plan for the period 2003-2007 were defined on this basis. The Mission, Principles and Values and the Vision are clearly defined therein and listed below:

Mission

"To meet the expectations of the individual and the community by providing excellent financial products and services in different market segments, adding value for its shareholders through the efficient use of available resources."

MERCANTIL Principles and Values

1. *To be the best financial services provider, measured by the degree to which customers' needs and expectations are met, through products and services considered by them as the best in the market.*
2. *To exercise optimum risk management and assets and liabilities management.*
3. *To maintain a constant focused approach to the operating efficiency of the organization as a whole, using technology to support the overall exercise of its management.*
4. *To have the best and most capable group of human resources.*
5. *To be a modern, innovative institution capable of anticipating the requirements of its customers and the organization's response.*
6. *To be an integral institution and an important factor in the development of the communities and places in which it is involved.*
7. *To be recognized for having sound, proven ethical principles.*
8. *To be the financial institution of reference in terms of excellent service quality.*
9. *To create and deliver long term value for its shareholders on a permanent basis.*

Vision

"To be the independent financial services corporation of reference in the field of banking, third-party managed assets and insurance assets in the markets we serve."

In order to make the vision defined a reality, all MERCANTIL's units in Venezuela and abroad made a concerted effort to define the 2003-2007 Business Plan for each unit through the construction of value proposals by market segment, adapted to customers' needs which contain the products and services offered and the model of attention by distribution channel, designed to satisfy those needs. The result is a coherent set of competitive proposals made with a global business vision which calls for more proactive involvement and presence in each of the markets we serve.

Organizational Structure


Board of Directors
President
G. Marturet
Audit Manager
T. Cabeza
Secretary of the Board of Directors
G. Ponce
Compliance Officer
J. Livinalli
General Counsel
L. A. Fernandes (E)
Office of the Presidency
L. Calvo
Strategic Planning
E. Navarro
Risk
M. Rodríguez
Business and Personal Banking
N. Rosales
Finance and Institucional Banking
A. Gonzalez
International Operations and of Assets under Management
G. Villar
New Financial Business
A. Benshimol
Operations and Technology
A. Leiros



Risk Management

Finance and Institutional Banking

Treasury

The performance of MERCANTIL's Treasury activity in 2003, mainly in the handling of the decline in interest rates in Venezuela, was positive due to the increase in the volume of the managed balance sheet as a result of high liquidity surpluses due to the exchange controls in force since the beginning of the year and the tendency towards a sustained drop in market interest rates, contributing significantly to the institution's Gross Financial Margin.


Interest Rates
in the Venezuelan Market
% 40
35
30
25
20
15
10
5
0
Average Lending Rate
Average Overnight Market Rate
Average Time Deposits Market Rate (30 days)
01/2003
02/2003
03/2003
04/2003
05/2003
06/2003
07/2003
08/2003
09/2003
10/2003
11/2003
12/2003

In Venezuela the financial system's liquidity surplus as a percentage of the required reserve ratio averaged Bs. 8.6 trillion daily in December, and throughout the year the Central Bank implemented an active monetary policy through absorption and injection of liquidity instruments, by changing the maturities throughout the year and pushing down interest rates.


Venezuelan Financial System
Net Excess Liquidity (daily average)
Billions Bs.
10
8
6
4
2
0
01/2003
02/2003
03/2003
04/2003
05/2003
06/2003
07/2003
08/2003
09/2003
10/2003
11/2003
12/2003

Banco Mercantil, a subsidiary of MERCANTIL, continued to participate actively in the national monetary market, with an average share of approximately 15% in the volume of overnight inter-bank operations during the year, as well as in the Central Bank's open market operations, and an average share of 25% of the absorption of liquidity instruments offered by the issuing institute (Certificates of Deposit and Repos).

As a result of this, Banco Mercantil's Investment Portfolio grew 235.8% compared with the close of 2002.

Owing to prevailing market conditions, a high level of liquidity and economic recession, the primary and secondary market of securities issued by the Republic gains liquidity, resulting in significantly higher traded volumes and prices because of the continuous reduction in interest rates.

MERCANTIL, through its subsidiaries Merinvest, Sociedad de Corretaje and Banco Mercantil, followed this market closely, participating in auctions of primary placements and in the secondary market, acting as a "market maker" of debt securities . Through its subsidiary, Banco del Centro in Panama, it also participated actively in the international securities market issued in foreign currency, principally by Latin American issuers.

Venezuelan Government Bonds
Secondary Market


Number of Operations
Millions Bs.
Number of Operations 022 registered by Venezuelan Central Bank (Moving Average)
Amount of Operations 022 registered by Venezuelan Central Bank (Moving Average)
140
120
100
80
60
40
20
0
400.000
350.000
300.000
250.000
200.000
150.000
100.000
50.000
0
12/27/02
1/17/03
1/29/03
2/10/03
2/20/03
3/5/03
3/14/03
3/28/03
4/9/03
4/22/03
5/2/03
5/13/03
5/22/03
6/3/03
6/12/03
6/25/03
7/4/03
7/15/03
7/25/03
8/5/03
8/14/03
8/26/03
9/4/03
9/15/03
9/24/03
10/3/03
10/14/03
10/23/03
11/14/03
11/25/03
12/4/03
12/16/03
12/26/03

In July and November, the Ministry of Finance organized two issues of government bonds in dollars but payable in bolivars at the official exchange rate, maturing in 2010 and 2018 respectively. MERCANTIL took part in both processes, as an intermediary for its customers and on its own account, managing to increase its equity coverage in dollars.



The business activities of Commercebank's Treasury evolved amid historically low levels of interest rates. During the year the US Federal Reserve kept overnight inter-bank rates at an average of 1.12 %, announcing that these levels of rates would be maintained for a considerable period of time.

Interest Rates in the U.S. Market
Year 2003


U.S. Treasury Note: Generic 2Y
Fed Funds Average Rate
2.5
2
1.5
1
0.5
0
Dec 2002
Jan 2003
Feb 2003
Mar 2003
Apr 2003
May 2003
Jun 2003
Jul 2003
Aug 2003
Sep 2003
Oct 2003
Nov 2003
Dec 2003

Commercebank's Investment Portfolio shrank from US$ 1.59 trillion in 2002 to US$ 1.16 trillion at the close of 2003, as a result of the increase in the size of the Loan Portfolio, with stable Deposit levels. The average performance of the Investment Portfolio fell from 3.4% at the beginning of the year to 2.5% at the close of 2003 due to the increase in prepayment amounts produced by mortgage-backed securities (MBS y CMO).

The Portfolio investment strategy has tended towards a shorter term, in line with expectations that market interest rates would increase by 2004, with reductions in exposure to mortgage-backed long-term securities.

The investment strategy aimed at minimizing the interest rate risk was maintained so as to maximize opportunities arising in 2004, driven by a more dynamic economic climate and higher market interest rates.

MERCANTIL's Investment Portfolio broken down by issue and currency in each of its subsidiaries is shown below

Investments Distribution (in million Bolivars)		Venezuelan Government	Venezuelan Central Bank	Venezuelan Private Sector	U.S. Government and Agencies backed by the U.S. Government	Overseas Private sector	Total	Total Bs.
Banco Mercantil	Bs.	589,898	1,957,000	28,231	0	0	2,575,129	2,575,129
	US$	65	0	20	83	62	231	367,888
Commercebank	US$	0	0	0	1,346	128	1,474	2,352,341
Seguros Mercantil and Others	Bs.	82,885	0	1,628	0	0	84,513	84,513
	US$	24	0	6	83	66	179	285,347
TOTAL								5,665,219

(1) Translated at the December 31, 2003 controlled exchange rate: Bs./ US$ 1,596.00

Global Corporate Banking

In 2003 Total Loans to corporate clients, mainly in Venezuela, rose from Bs. 567 billion at the end of 2002 to Bs. 582 billion (or by 2.6%). This increase occurred in an environment marked by a low level of credit demand from this kind of client as a result of Venezuela's economic recession. This occurred in conjunction with a high level of liquidity in the hands of corporate clients, stemming from exchange controls and the slow delivery of foreign currency for imports (see Venezuelan Economic Climate). Nevertheless, one of the major challenges during the year was to preserve the quality of the Loan Portfolio amid adverse economic conditions.

As a result of the foregoing, corporate deposits increased from Bs. 953 billion at the close of 2002 to Bs. 1,874 billion at the end of 2003 (96%).

Global Corporate Banking's contribution to MERCANTIL's income at year end played an important part in its total results at December 31, 2003.

Total Loans to customers in Venezuela fell by US$111 million, amounting at the end of 2002 to US$254 million versus US$143 million at the end of 2003. At December 31, 2003, the cross border risk generated by credit facilities for Venezuelan corporate clients was US$35 million. The difference between the balance of this portfolio and the cross border risk is mitigated by external guarantees or provisions.

The portfolio of corporate loans in other countries, such as Mexico, has remained stable, growing slightly at the close of 2003. This portfolio, at the end of December 2003, was US$ 156 million and is aimed at first line clients, mainly in the industrial city of Monterrey.

The Houston office from which loans are granted (LPO) continued to create assets for MERCANTIL. During 2003 the different types of portfolio generated - corporate loans, placements in banks and investments are up by 29% and now exceeded US$ 280 million. The Mexican customer relationship is managed from this office.

Public Finance

MERCANTIL's Public Finance area strove hard all year to maintain service levels for Venezuelan public sector clients.

Penetration by all Public Deposits in Venezuela's financial system in Banco Mercantil is 8.55%, composed of over 120 Centralized Public Administration organizations and more than 400 Decentralized Public Administration organizations. The services provided are basically tax collection, payroll and investment trust funds, administration and statutory severance benefits.

National tax collection by the Bank exceeded Bs. 1,253 billion in 2003.

The Banco Mercantil subsidiary ranked fifth in Venezuela's financial system in terms of public sector deposits with a volume of Bs. 329,587 million at the end of 2003, or 7.24% of the Bank's Total Deposits.

As far as trust funds aimed at the public sector are concerned, the managed portfolio reached Bs. 666,750 million comprised by 997 contracts.

Correspondent Banking and Foreign Trade

This Unit conducts activities in Venezuela and abroad in the field of Settlement Banking in Venezuela, the strong recession in Venezuelan foreign trade activities, particularly imports, owing to the reinstatement of exchange controls at the beginning of the year, had an impact on the volumes of foreign trade financing operations in the country. However, as in the past, Mercantil geared its efforts to adapting regulations passed during the year by the exchange authorities, keeping its place as one of the institutions preferred by customs for those operations. Banco Mercantil handled some US$ 531 million (US$ 1,679 million in 2002) in import operations for its customers, and in keeping with the demands of the exchange regulations in force, negotiated around US$ 572 million (US$ 539 million in 2002) with its exporting clients

Latin America's efforts focused on redistributing its financial assets, assuring the level of Loan Portfolio quality standards expected of Mercantil. At December 2003, 42.8% (US$ 109.4 million) of the unit's Loan Portfolio was concentrated in Central America and the Caribbean and 22.3% (US$ 56.7 million) in countries of the Andean Community of Nations. The remaining 22.9% (US$ 58.5 million) was accounted for by Brazil, Chile and regional multilateral organizations. The balance of this activity at December 31 was US$ 255.4 million, down 7.6 % from the close of December 2002 (US$ 276 million) due to the high degree of economic and political volatility prevailing in the region during the course of the year.

Corporate Finance

Thanks to the management efforts of the Corporate Finance Unit undertaken mainly in Venezuela in 2003, Mercantil was able to augment the number and variety of securities offered to its investor clients, after investing 40% of the current private fixed income securities in the country. During the year, the Unit structured Bs. 80 billion worth of issues of long-term debt securities and Bs. 81.5 billion of short-term debt securities, bringing its market share in terms of current amounts to approximately 60% for long-term securities and 16% for short-term securities. In the area of financial advisory services, mergers and acquisitions increased, with the successful execution of mandates for the whole or partial sale of companies and their interests. It also coordinated a strategy to execute Mercantil's Stock Repurchase Plan.

Marketing and Institutional Banking Products

Products and Services

During 2003 the Marketing and Institutional Banking Products Unit continued to develop new solutions to meet the needs of Banco Mercantil customers and to market products and services designed to expedite administrative control of the companies in this segment. The products consolidated in 2003 include:

Payroll

Rapid and comprehensive handling of Payroll and Supplier Payments with multiple levels of authorization.


Payroll
Amount of Payments
Millions of Bs
35000
30000
25000
20000
15000
10000
5000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
I Q.
II Q.
III Q.
IV Q.

Payment of Customs Duties

Facilitates the payment of import duties by electronically including the taxpayer- customer, customs agent and Banco Mercantil in the request, approval and authorization cycle.


Customs Duty Payments
Forms Paid
Millions of Bs.
1100
800
500
200
46,000
31,000
16,000
1,000
I Q.
II Q.
III Q.
IV Q.

Authorized Direct Debits

This facility enables customers to authorize payment of invoices on line.


Company Payment Button
Amount of Payments
Millions of Bs.
950
750
550
350
150
10,500
8,500
6,500
4,500
I Q.
II Q.
III Q.
IV Q.

Marketing and Institutional Banking led the strategic alliance project between Mercantil, Cantv and Siemens based on the incorporation of a private company called "INNOVEX, Capital in Technology" whose objective is to promote innovation and entrepreneurial talent in Venezuela. Its first initiative was the organization of a business plan competition called "IDEAS 2003" to promote new business through training for entrepreneurs, generating a positive impact in the country and promoting a broad-minded culture. The competition culminated in November de 2003 when the prizes were awarded to the winners.

Business and Personal Banking

During 2003, the efforts of the Business and Personal Banking Unit focused on consolidating a value proposal for the four segments of its client portfolio: Middle Market; Small and Medium Enterprises (SMEs, MicroEnterprises); High Networth and Mass Market.

During that period a product proposal for the communities was designed and specific proposals put forward in the education, trade and health sectors. MERCANTIL also presented products in accordance with each customer's individual characteristics and needs, giving it a competitive edge over similar options.

The need to maintain the high quality of the Loan Portfolio was a topic afforded priority, as was the creation of a sales model designed to create a Customer Relationship Management (CRM) solution using a state-of-the-art technological tool.

At December 31, 2003 the Business and Personal Banking Unit was providing services to over 1.6 million clients, 3.5% of which are businesses and 96.5% individuals.

Number of Clients	
Companies	58,253
Middle Market	7,424
Small and Mid-sized Companies	50,829
Individuals	1,622,725
High Net Worth	225,199
Mass Market	1,397,526
TOTAL	**1,680,978**

The Business and Personal Banking Unit focuses on a strategy which is based on a strong customer orientation materialized through a segmented sales force of over 1,300 people in Venezuela and products designed to meet each segment's needs. It also has just the right mix of distribution channels consisting of 293 offices in Venezuela, 22 abroad, over 700 ATMs, more than 9,000 points of sale, a modern Telephone Banking Service (Mercantil Centro de Atención Mercantil) and Electronic Banking (www.bancomercantil.com), supported by the specialized management of products: Credit Cards, Mortgage Lending and Vehicle Loans. It also has Marketing, Treasury, Risk and Market technical support units.

Business and Personal Banking


Deposits
Loan Portfolio
By Segment
By Region
By Segment
By Region
38% High Income
26% Mass Market
19% PYME
17% Middle Market
52% Rest of Country
48% Caracas Metropolitan Area
35% Middle Market
26% High Income
22% Mass Market
17% PYME
55% Rest of Country
45% Caracas Metropolitan Area

* PYME segment includes MicroEnterprises

Middle Market

The Middle Market centered its efforts in 2003 on increasing transactional support through electronic banking services. Certificates delivered to customers attended to through Mercantil Online for Companies, Payroll, Suppliers, and to Third Parties, expanded by 72.3% with the new Pre-authorized Direct Debits and Authorized Direct Debits. These are Direct Debit facilities are designed to serve companies with mass-billing banking requirements.

Special attention was also paid to the education sector, with the introduction of the Mercantil Intelligent Academic Card at the country's main universities and in the health sector. Offices were opened at the universities to improve Mercantil's business relationship with the institutions belonging to that important sector, thereby bringing the services offered closer still to all the customer segments. Another service was set up to handle requests to CADIVI for foreign currency to assist its importing and exporting customers from the major groups of Venezuelan companies.

Small and Mid-sized Companies

The segment's main product, Mercantil Business Quick Credit, offers a series of financial instruments and facilities that allow small and medium businesses to respond quickly and efficiently to their financial needs. At year end, over 4,155 customers were affiliated to this product with approved credit limits in excess of Bs. 209,188 million.

The segment is supported by a sales force of 22 SME executives at the offices in the regions with the highest market potential.

Throughout the year Banco Mercantil followed up the agreements signed with the Venezuelan Confederation of Industrialists (CONINDUSTRIA), through the CONINPYME Program, and also with the Venezuelan Foundation for the Sustainable Development of Small and Mid-sized Companies (FUNDES), through the CRISOL Program. The purpose of these agreements is to strengthen business skills and make industrial companies more competitive.

Both segments (Middle Market and SMEs) labored all year to maintain adequate levels of portfolio procurement to mitigate the impact of the economic climate in 2003.

Micro-Enterprises

The Micro-Enterprise segment is one of the challenges the institution set itself even before it became a compulsory portfolio for the entire financial system.

The minimum percentages of this portfolio provided for under the General Banking Act - 1% for 2002 and 3% for 2003 - were covered, since 3.2% of the Gross Portfolio was attained at the close of 2003, i.e. Bs. 44,073 billion, serving over 3,000 customers in the service, production and trade sectors, through individual and joint credits in line with a methodological strategy customized for that particular segment.

High Networth

Deposits levels exceeded expected growth in 2003. The fastest growing product was the Mercantil Multiple Account (116%), the segment leader. In the case of placements, the Promissory Notes product also exceeded the goal, growing 25%. The sales force has put all its energy into promoting placements in the entire range of investment products offered by Mercantil.

Mass Market

Communication with sale representatives, who are the main support for this segment, continued, leading to increased sales of the following products: Vital, Investment Portfolio and Mercantil Growth Plan.

The Bancaseguros business expanded significantly as of the second quarter of the year, while in Savings Funds for Housing, efforts were made to automate collection.

As in previous years, the policy aimed at attracting the payrolls of the country's major companies has continued.

In order to strengthen the strategy to encourage the use of electronic channels (ATMS, Telephone Banking and Online Banking), this year the "Do it on Line" campaign was introduced to highlight the advantages of the time and money saved by Mercantil customers through these channels.

Marketing and Products for Business and Personal Banking

These products serve the Credit Cards, Mortgage Loans and Vehicles business segments and place priority on quality of service and profitability. Each of them has grown significantly during the year, maintaining the profitability and quality of the portfolio.

During 2003, the EPA Closed Circuit Card was launched (EPA is a major hypermarket selling hardware, tools and DIY). The Intelligent Academic Cards were launched with the following universities: Metropolitana, Simón Bolívar and Católica. These cards provide students with university access and electronic purse functions.

Total debit and credit card deposits with Banco Mercantil grew 27.8% compared to 2002. Facilities are available for querying accounts online and channeling E-card applications for electronic purchases.

To encourage the use of Mercantil credit cards, the Bolos Mercantil campaign (a program under which customers and cardholders accumulate points) and an information campaign on preferential rates were implemented.

The Mortgage Unit in Venezuela continued to develop its strategy to finance construction, with particular emphasis on luxury housing, offices and shopping centers, registering 49% growth in 2003. As regards equity-financed long-term loans, a product offered at preferential, staggered rates in terms of time was designed in response to demand from the real estate market. Meanwhile there was significant growth in loans granted under the Mutual Fund for Housing (loans under the Housing Policy Act for low-cost dwellings) bringing the portfolio to Bs. 431,958 million.

International Operations and Assets under Management

Business in the United States

Commercebank, a subsidiary of Mercantil Servicios Financieros in the United States, has been true to its word and expanded beyond the south of Dade County in Florida, by setting up other offices in the region. The Broward & Central Florida division was opened in 2003, in addition to a loan office in Tampa.

Also in 2003, mass market domestic deposits grew 11%, totaling US$ 445.2 million. Mass market segment loans also increased, mainly mortgage-backed loans, representing 40% of the total portfolio, versus 30% in 2002.

In 2003, real estate loans in the commercial and mass market segment increased to a total of US$ 1 billion, 42% more than in 2002. (See Commercebank results in the chapter Performance of Subsidiaries).

Asset Management

The Asset Management business covers: Trust Funds, Brokerage, Mutual Funds and Portfolio Management Services.

During 2003, the Trust Fund area of the Banco Mercantil subsidiary underwent major improvements in its data management systems in an effort to offer a better service. At the end of the year trust funds accounted for 17.5%, a 21.3% increase in assets. This was obtained largely thanks to the growth of public sector trust funds. This rate compares favorably to the 9.2% growth in the trust fund market in Venezuela.

During 2003, the trust account Fideicomiso Mercantil undertook various successful projects, notably Self-Management of Internet Applications; Trust Funds for Social and Severance Benefits / Savings Funds; e-mail delivery of personal bank statements. Fideicomiso Mercantil has also been endeavoring to modernize its technological platform by using modern software for trust fund activities and improving both response times and the quality of the different services available to its customers.

In the field of brokerage services in Venezuela, a reorganization process was initiated through the revision of the Merinvest Brokerage Account contracts, affiliating over three thousand customers to this service. This work is continuing with a view to improving these services for investor clients.

Mercantil was once again the industry leader in the field of mutual funds, attaining a market share of 45% at year end in terms of the managed portfolio, and handling assets valued at some Bs. 107 billion, owned by more than 14 thousand clients.

In the international market, specifically through Commercebank Investment Services (CIS) and Banco Mercantil Schweiz (BMS), positive results were obtained in the handling of Third Party Assets. This service was expanded in 2003 with the launch of Commercebank trust funds (Commercebank Trust Services), which offer customers more options to diversify their investments and take advantage of the benefits offered by estate and trust fund planning.



Seguros Mercantil

One of the highlights for Seguros Mercantil in 2003 was the consolidation of the 2002 merger between Seguros Mercantil and Seguros Orinoco. The company's indicators were substantially better than in 2002.

The Premium Portfolio of Seguros Mercantil grew 57.4%, more than the market's average increase and raising its share to an estimated 10.3%, making it the country's second insurance company.

With a view to improving customer service levels, special efforts were throughout the year to migrate both companies' policy portfolio into a single technological platform thereby improving response times and productivity.

Net Written Premiums in Individual Business Lines grew 52.5%. Health and Automobiles, with Bs. 126,120 million, accounting for 35.2% of the total of this individual portfolio. The operations of Bancaseguros (sales channel for investing in the Vital Mercantil products through Banco Mercantil's network of offices) increased by 80.2%, thanks to the acceptance of these products by the customers.

Net Written Premiums in Collective Business grew by 42.9% during the year and account for 26.9% of the company's portfolio.

The Casualty Portfolio registered a 75.8% increase in Net Written Premiums with a very favorable technical result, representing 35.9% of the company's portfolio.

In line with the strategy to focus Seguros Mercantil's efforts on its core business, sale of the company NOVA Grupo Orinoco, provider of Instamed medical services, was concluded.

At year end, the results reflecting the technical management of the business far exceeded figures for the previous year. Company earnings of Bs, 8,278 million are down on 2002 figures owing to cutbacks in financial management. (See Seguros Mercantil results in the chapter Performance of Subsidiaries).


Te abrimos
las puertas
de la comodidad
y el buen servicio.


Service

Quality of Service and Operational Efficiency

The most important results of the Operations and Technology Unit in 2003 focused fundamentally on the application of controls to enhance the quality of service offered to clients through the different channels. The "Quality Challenge" commitment continued and the Quality Management system, encompassing 24 key processes the Bank should follow to increase customer satisfaction, was implemented. This system is designed to achieve excellence and is based on continuous improvement and international principles certifiable by third parties under the ISO-9000 scheme.

Quality of Service played a major role in Quality Management, involving ongoing network checks on the service received by clients and liaising with the offices to guarantee improve efficiency. The objective is to find out exactly what customers, whether or not they have an account at Mercantil, expect in terms of quality of service.

In December 2003, the new version of the ISO-9002:2000 standard of the International Quality Certification of the Caracas Mercantil Service Center (CAM) was renewed. It focuses on the ongoing improvement of customer satisfaction and processes.

This certification was awarded after evaluating 31 entities involved in the Quality Management audited. Its mission was to ensure implementation of and compliance with quality requisites in their respective departments, which resulted in Mercantil's international certification.

Fulfilling the principle of "Challenge to Quality": Human Resources Excellence during 2003, a total of 2,236 employees was trained. This account for 65% of the Operations and Technology Unit's staff, averaging a 32 hours/person/year of training. The Advanced Operating Program was undertaken aimed at producing an overall view of the financial business, in line with the mission, vision and strategic model of Mercantil Servicios Financieros. This activity was designed by the Human Resources Training and Development Division, together with the Operations and Technology Unit. A total of 38 participants concluded the first program in November 2003.

In the field of Information Technology, the following efforts continued in 2003:

- Client-related: New levels of segmentation were implemented to provide services and products based on specific needs according to each customer's profile, as well as systems that support an integrated view of the client with a view to making crossed sales. New functionalities in electronic channels were developed. These include affiliation of services, affiliation of payments, online statements of account, in an attempt to encourage customers to use them. The complaints system is now up and running and complies with the new regulation of the Superintendency of Banks and Other Financial Institutions (Sudeban) on this matter, increasing the possibility of making and settling complaints.

- IT Cost/benefit: Optimization policies in the use of resources in the communications platform were applied, reducing real costs by 12%.
- Operation with international standards: Implementation of the modules for the Handling of Technology Services through the ITIL (Information Technology Infrastructure Library) model, with a view to obtaining international certifications in the field of technological operations, continued.

Todo1 (Internet Solutions)

In the area of products for company use, the Facturanet (Invoicing and Payment) integration plan was introduced under the Mercantil Online for Companies facility, which supported it in the mass introduction of the product in 2004. Twenty-eight companies have been linked to the online Pre-Authorized Direct Debit facility and new developments are in the pipeline. The new Mercantil Online for Companies facility is currently in the test phase.

Operation of the Mercantil Online for Individuals facility has continued, leading to a 19% increase in transactions compared to the monthly average of 2002. Functionalities are currently being developed to increase the number of payment options (Transfer to Other Banks, Payment of Credit Cards of Third Parties through Banco Mercantil) and generation of alerts through SMS (Cellular Text Messaging).

The Virtual Mall came into service on October 27 and there are now seven businesses up and running and five in the process of being configured.

To date the Digital Market tool has 220 suppliers, for a total of 150 auctions undertaken and 450 quotations.

Commercebank N.A.

Commercebank N.A., a subsidiary of Mercantil Servicios Financieros, in the United States, has a Customer Service Center with 36 stations. It is affiliated to the Cirrus and Honors ATM systems, in addition to other ATM networks. It has an Internet banking service (www.commercebankfl.com) with facilities for obtaining statements of account on line, opening deposit certificates and multi-money transfers.

Seguros Mercantil

Immediate Service Center (CAI)

Mercantil's Immediate Service Center (CAI), came into service in 2003 at Seguros Mercantil to help brokers, intermediaries and customers. This center has state-of-the-art technology and the best human equipment, in order to achieve the shortest service times and the most efficient service, currently being classified as one of the best service centers in the Venezuelan insurance market.

Telephone Service Center (CAT)

Mercantil's Telephone Service Center (CAT) made significant progress in 2003 in the area of support technology, incorporating the Intranet as a daily tool for processing requests for quotations for Automobile and Medical Services, and financing schemes.

The number of customers and producers served through this means increased significantly in 2003, showing the service to be a fast and reliable alternative that is in line with the demands of users.

The average service time is three minutes per customer, making it one of the fastest in the market.


¿Qué es
el
CAI
26/02/2002 11:53:00

Human Resources

Employing only the best people is key to Human Resources management and depends on the ability to attract, retain, motivate and develop them.

Careful and skilled recruitment, training and development can satisfy the needs for human resources in the field of Business and Support and guarantee optimum customer service.

The recruitment strategy applied for staffing new positions and filling internal vacancies has focused on development opportunities for active company staff, as well as programs and special efforts to recruit professionals with degrees and specializations and include them in the companies' work teams so they can begin their training and development process at Mercantil. The Work Study Program for new incumbents was reformulated in 2003. This program allows young people in their last years at university to work at Mercantil and conduct research on new financial and technological topics. The project through which job vacancies are posted on Mercantil's website (www.bancomercantil.com) was also continued.

At the same time, the training process has been crucial for 2003 for Mercantil's companies in Venezuela and the United States. Progress was also made in the definitive structuring and implementation of three important training projects-the Mercantil Management Development Program, the Advanced Operating Program and the Comprehensive Insurance Training Program.

During the year, over 800 training programs attended by 12,500 participants have been run, covering 168,200 hours of training at a total investment of around Bs. 2,195 million, with 79% of the staff (5,912 workers) having attended at least one training activity.



Distance training is an excellent way of improving professional and technical skills and has gained increasing acceptance. This strategy will probably be the one most frequently used by Mercantil for staff training and development. At Banco Mercantil, the publication of regular activities through the training portal now enables online queries to be made on the supply, registration and approval of online courses, facilitating compliance with the comprehensive human resources training plan.

Over 4,500 participants have registered for E-Learning Programs on Anti-Money Laundering and Information Security. English language courses have also been implemented in Venezuela through the online Global English program, one of the programs developed under this approach, in addition to Mercantil Multimedia Induction and programs, oriented towards the use of various technological tools for productivity.

The Compensation, Benefits and Acknowledgements policy is aimed at relating in an increasingly direct way, the link between evaluation, evaluation, information, and incentive-based results. Through the programs it has been easier to recognize participants' performance more objectively. During the year, programs were held for staff from companies in Venezuela as well as overseas. For instance, for the sales force, Compliance with Goals, Massive Service Quality, and Incentives for Executives from Micro-Enterprises; for staff from the operating areas, Quality of Operating Service; for tellers, Prizes for Operating Efficiency; and for management staff, the short-term Executive Incentive Program.



Particularly noteworthy during the year were negotiations between Banco Mercantil and the National Workers Federation and its member unions, which concluded with the signing of a new Collective Bargaining Agreement covering a three-year period, expiring in December 2006. This new Collective Bargaining Agreement strengthens and intensifies the social and severance benefits for workers, which include important improvements in the Hospitalization, Surgery and Maternity and Family Assistance Clauses, as well as a new approach in the case of benefits that encourage and facilitate worker training through new six-monthly scholarship schemes.

The company acknowledges the importance afforded over the years to relations with the Representatives of Banco Mercantil Workers' Union, during which time they have worked independently to endeavor to align the Mercantil Collective Bargaining Agreement in line with the country's realities and capacities of the country, while guaranteeing the benefits due to the highly competitive workers in the job market. All this has taken place within a corporate environment and culture in which amplitude, respect, cordial relations and solidarity prevail among the supervisors and the people they supervise, prevail.

In an endeavor to increase access to information required by staff and implement an electronic self-service scheme for various administrative processes, it is important to mention the new Human Resources Portal which is accessible through the Intranet. In the United States the portal now has several finished products and the base structure of the platform required is ready in Venezuela.

Fundación BMA continued to manage the Retirement Pension Plan for Banco Mercantil staff and some of Mercantil Servicios Financieros subsidiaries in Venezuela. The Plan dates back to 1974 and is based on a "Defined Benefits" scheme. In 2003, thirty-seven workers joined this program which totaled 403 retirees at year end.

At December 31, 2003, Mercantil Servicios Financieros has 7,534 workers (8,358 workers at the close of 2002) of which 91.17% are at Banco Mercantil, Seguros Mercantil, Merinvest and other Mercantil subsidiaries in Venezuela and 8.83% are abroad, mainly in the United States.


Maestro
Tape-File Transfer
Exit
ectos son confidenciales
MERCANTIL
EGE LA INFORMACIÓN
Innovation

Importance and Organizational Structure of Risk Management

The importance of risk management at Mercantil lies in two fundamental aspects:

- Sustainability of the business in which MERCANTIL operates in the medium and long term, by ensuring that the institution does not suffer economic losses liable to affect its business continuity.
- Improve financial performance by creating competitive advantages and value for our stockholders, taking into account the risk-adjusted performance of Mercantil's operations.

For efficient risk management, MERCANTIL maintains an organizational structure integrated by a set of units and risk committees that interact to strike an adequate balance between the risk-taking areas and the analysis and risk control areas. Much importance has thus been afforded to strengthening an independent Integral Risk Management structure throughout the organization. The purpose of this is to consolidate risk exposures in the businesses where MERCANTIL operates so that any risks present can be systematically, objectively and homogeneously, identified, quantified and controlled and the level of reserves and the equity necessary to support the risks taken can be determined and timely alerts can be given about any undesired risks.

Credit Risk

Aware of the importance of diversifying its activities in order to optimize risks / returns, MERCANTIL takes part in multiple business segments in various parts of the country and the world. The following graph shows the breakdown of all risk exposures (loans, investments, contingencies and other exposure on and off balance).

Credit Risk Distribution


%
20
18
16
14
12
10
8
6
4
2
0
Venezuela
USA
Other Countries
México
Venezuelan Central Bank
Government
Corporate
Real Estate
Other Companies
Government Agencies
Financial
Individuals
Cash and Other Assets

As shown in the figure, MERCANTIL's main exposure corresponds to the statutory reserve and placements in the Central Bank (BCV). These placements are an excellent alternative for MERCANTIL'S liquidity surpluses. The liquidity surpluses of the Venezuelan financial system stem from the exchange controls introduced at the beginning of 2003, and the fall in demand for credit.

The second exposure corresponds to the government segment and includes, in addition to the securities issued by sovereigns, companies in which the State has more than a 20% share. The exposure with the U.S. Government and the Venezuelan Government stands out in this segment, representing 9.68% and 7.42% of the total risk exposures respectively.

The third exposure corresponds to the corporate segment, occurring in three fundamental markets: Venezuela, the United States and Mexico. The exposure in each of those markets is 6.78%, 8.04% and 1.74% respectively. It is important to stress that each portfolio is designed to ensure that the risk is spread.

The Real Estate exposure (12.98%) corresponds to credit operations or irrevocable lines of credit for commercial or residential construction, as well as purchase of income-producing real and other similar property. This share of the North American market in this exposure is particularly high.

The business segment includes small and medium enterprises distributed in Venezuela and in the United States, representing 5.36% and 3.97% respectively of the total risk exposure at MERCANTIL. During 2003, as a result of Venezuela's economic climate, client exposures in business sector were carefully followed up to identify any vulnerability for clients at an early stage, and apply early risk-mitigating actions.

The exposure with U.S. Government Agencies (8.69%) is represented mainly by Fannie Mae and Freddie Mac securities. The credit quality of these agencies is excellent (AAA) and their securities are backed by residential mortgages and offer a high level of liquidity in the North American securities market.

The financial segment's exposure is fundamentally in the North American (1.44%) and Latin American (5.16%) market, and is concentrated mainly in foreign trade operations.

The people segment's exposure is concentrated fundamentally in Venezuela and broken down into different consumer products (credit cards, vehicles, mortgage, etc.), thereby scattering the risk.

MERCANTIL has a Master Scale Rating whose purpose is to make the different classifications obtained in MERCANTIL's internal client evaluation systems equivalent through default probabilities. This provides a tool that enables a common language to be used where all clients have a score on a scale of 1 to 10 (10 being the best).

The credit risk exposure at MERCANTIL (excluding sovereign risk) is broken down as follows:

Exposure to Credit Risk
(Excluding sovereing risk)


35
30
25
20
15
10
5
0
1
2
3
4
5
6
7
8
9
10

Market Risk

MERCANTIL has a system that effectively supports the monitoring of compliance with the guidelines and parameters set for each of the Treasury's risk-taking units, which have the capacity to set up early warnings and assess the incremental impact of risk positions. The risk levels assumed, as well as compliance with risk limits, are reported daily to all the risk-taking units at all the appropriate management levels.

The price risk of the Treasury positions was measured by calculating the Value at Risk (VaR) which represents the maximum potential loss a business might incur if market factors change under normal conditions, with a given level of confidence and a temporary time horizon.

MERCANTIL performs backtesting analysis to assess its market risk measurement models.

Market risk measurement models are established to estimate results under normal market conditions. MERCANTIL complements these models with studies that incorporate stress scenarios to identify potential losses in the event of an extreme situation occurring in the market. These stress scenarios are based mainly on historical experiences of crises in markets and become important inputs when designing plans for reacting to extreme market situations.

During 2003, trading and positioning activities at MERCANTIL focused on the fixed income market in bolivars and the Latin American sovereign fixed income market, mainly in Venezuela's external public debt.

Interest rates in Venezuela continued their downward trend driven by high liquidity levels stemming from the exchange controls introduced in February 2003. This explains the significant growth of liquidity of the securities market in bolivars and at the same time the volatility levels of these instruments. Fixed income trading activity in bolivars maintained a VaR average during the year of Bs. 466 million, with a high of Bs. 1,012 million in May 2003, and a low of Bs. 137 million.

The performance of Latin American sovereign debt bonds has fallen mainly due to greater political and economic stability perceived in Brazil and the poor yield from U.S. Treasury bills and other low-risk debt instruments. Nevertheless, volatility levels remained similar to those observed in 2002 for Latin American bonds. The VaR average fixed income trading activity in foreign currency was Bs. 329 million, the maximum value being Bs. 695 million and the minimum Bs. 91 million.

Classified investment portfolios available for sale under Mercantil Treasury's plan to bring down interest rates, through each of its financial vehicles, has maintained a growing VaR, mainly due to the increase of volatility levels in the markets in which Mercantil participates. At the end of 2002, the VaR (based on a 95% confidence level) of these investment portfolios was Bs. 9,995 million, compared with Bs. 12,179 million at the close of 2003.

MERCANTIL, manages the risk of falling interest rates through the GAP analysis, periodically calculating the sensitivity of the Financial Margin in the face of pre-established changes in interest rates for a 12 month time horizon, which contrasts with the limits established.

Additionally, risk measurement studies were conducted on MERCANTIL interest rates by currency. For each of these falling interest rate structures by currency, studies are conducted on the impact of parallel changes in pre-set interest rates.

Operational Risk

For MERCANTIL, Operational Risk management is a high-priority strategic function which is why significant progress was made in 2003 to implement the Operational Risk Corporate Model, interacting with MERCANTIL's other companies to ensure the same methodologies and tools are used, as well as the same evaluation, classification and follow-up criteria. Accordingly, in an effort to continue to strengthen the Operational Risk Division, the Information Security Division was included in it, identifying with the need to strengthen the introduction of adequate controls and the risk mitigating factors required.

The Information Security Division helps MERCANTIL to attain world-class information assurance levels in terms of confidentiality, integrity and availability, by applying Information Security Processes in keeping with the vision for 2006 under a scheme based on an Architectural Model in keeping with international standard ISO 17799.

The operational risk management process consists of identifying, measuring, controlling and reporting this type of risk. Mercantil has been developing and implementing methodologies and tools to strengthen operational risk management in each of these phases.


BB 0829200
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Considerable efforts were made in 2003 to strengthen the operational risk culture in the institution. An example of this is an aggressive Operational Risk awareness program, with which significant results have been obtained that make it possible to raise the level of the staff's knowledge of and compliance with risk mitigation policies and practices. Under this program, the inclusion of an annual Information Security Certification is compulsory for all employees. During 2003, 2,200 and 2,500 employees, respectively, have been trained. The organization has also analyzed its critical processes in detail, from the operational risk point of view, to condition them to be capable of effectively mitigating this type of risk.

At MERCANTIL, the global environment regarding liquidity risk is periodically monitored and is the result of the liquidity management exercised by the Treasury for each of its financial vehicles. These analysis are complemented with reports known as contingency funding plans to include the evaluation of the institution's capacity to deal with extreme outgoings of deposits modeled as a function of historical situations. Required levels of primary and secondary liquidity reserves are set to deal with potential extreme outgoings. These are complemented with other sources and the use of as deemed necessary by the Treasury.

Capital Allocation by Risk



19% Operating Risk
24% Market Risk
57% Credit Risk

Risk Capital

The figure shows the current breakdown of economic capital (calculated according to internal models) assigned at MERCANTIL by type of risk as is typical in financial institutions with a high proportion of their balance involved in the credit business, 57% of the risk capital to credit risk, and 24% and 19% to market and operational risks, respectively.

The New Basle Agreement

MERCANTIL is striving hard to attain the requirements of the new Basle agreement, and its main objective is to reduce the minimum capital requirement. Thus, efforts have been made during 2003 to comply with the new regulations. The Organization has been actively participating in preparing the institution (and its financial vehicles) for the changes proposed to this Capital Agreement through projects ranging from participation in Quantitative Impact Studies (QIS) promoted by the Basle Committee, to undertaking technological projects to develop methodologies, systems and databases.

Prevention and Control
of Money Laundering

The mission of MERCANTIL's Anti-Money Laundering Unit is to comply with the regulations in force on the Prevention and Control of Money Laundering by the company, supporting organizations through a systemic and professional approach to the identification, follow-up and management of money-laundering risks, providing information, analysis and recommendations to ensure that the Organization acts in accordance with the regulations and best practices on the matter.

Its action in 2003 focused fundamentally on strengthening coverage and minimizing money-laundering risks, through the acquisition of state-of-the-art technology, redesign of administrative and operational processes, the engagement of competent staff, and staff training, all of which has enhanced the efficiency and effectiveness of the structure and increased the professional level of its ability to manage money-laundering risks, interacting with the units involved in the subject of prevention, in an environment of continuous improvement.

The Unit liaises permanently with the Regulating Bodies in Venezuela, the Superintendency of Banks and the National Commission against the Illicit Use of Drugs (CONACUID), regarding the body of laws and its latest achievements. Policies, standards and procedures are maintained in compliance with the "Know your Customer" policy, consistent with the terms of the Wolfsberg Principles, which are made up of international standards and guidelines on anti-money laundering and anti-terrorism financing.

The Banco Mercantil subsidiary has the appropriate control mechanisms for detecting operations believed to involve money-laundering. Through Internal Auditing evaluations, the offices are classified to measure their degree of compliance with the law. At the end of 2003, 80% of the offices earned an "Excellent Performance" classification. Mercantil Servicios Financieros has effective controls in place to prevent this type of operation specifically at the Commercebank, Seguros Mercantil and Merinvest subsidiaries.

During the year, the Unit undertook an intensive Anti-Money Laundering program for its staff, devoting 631 man-hours of training and carried out a series of activities in compliance with Article 101 of the Organic Law on Narcotics and Psychotropic Substances, implementing an annual program of activities for the Overall Prevention of Drug Trafficking and Consumption, for workers and their family and social environment, through a series of training, recreational, cultural, sports and environmental activities, through the Mercantil Comprehensive Anti-Drugs Plan 2003 "Knowing is Winning."

Audit

MERCANTIL has an Auditing Unit that guarantees assessment of the effectiveness of the Internal Control System and the Identification of Risks, through a systemic and professional approach, taking account of the Financial, Accounting, Operational, Administrative, Legal, Tax, Systems and Quality aspects.

Within its field of responsibility it reviews and effectively evaluates the different units and processes, providing Senior Management with its recommendations on a timely basis, so that MERCANTIL can take action in accordance with the law, regulations and policies, standards and procedures in place.

Internally it is structured by specialized departments: Corporate Processes, Network of Offices, Tax and Systems, covering all MERCANTIL's units and companies in Venezuela and abroad. It also supports and supervises the auditing units of Seguros Mercantil and Commercebank.

During 2003, Auditing has helped strengthen MERCANTIL's Internal Controls through various mechanisms, for instance, by adapting the Risk Matrix, improving Classification Systems and Self-Assessment of Controls, which helps to improve the administrative work.

MERCANTIL's Auditing Unit is geared towards excellence, professionalism and a sense of duty, supported by highly skilled human resources, and appropriate modern technologies, using the resources assigned efficiently and implementing best practices in line with international standards.


Flexibility

Performance of Subsidiaries

The following summary describes the contribution of MERCANTIL's main subsidiaries at December 31, 2003, following the standards of the National Securities Commission (CNV).

Mercantil Servicios Financieros, C.A. Subsidiaries' Contribution As of December 31, 2003 (in billions of Bs. and millions of US$)	Banco Mercantil 99,69% (1)	Commercebank Holding Corporation 100% (1)	Holding Mercantil Internacional 100% (1) (2)	Seguros Mercantil 100% (1)	Merinvest 100% (1)	Mercantil Inversiones y Valores 100% (1)	Total Consolidated Bolivars (3)	Total Consolidated US$ (4)
Total Assets	6,221	5,068	324	235	42	77	11,966	**7,498**
Investment Portfolio	2,943	2,352	142	135	40	53	5,665	**3,550**
Loan Portfolio, Net	1,858	2,548	167	0	0	0	4,573	**2,865**
Deposits	5,047	4,233	321	0	0	0	9,601	**6,016**
Shareholders' Equity	806	265	62	76	45	43		
Net income for the Year	190	35	6	3	20	1	255	**160**
Number of Employees	5,846	600	37	902	55	94	7,534	

(1) MERCANTIL's equity percentage in the Subsidiary.
(2) Holding Mercantil International, consolidates Banco Mercantil Venezolano, N.V. y and Banco Mercantil (Schweiz) AG.
(3) Figures net of elimination of intercompany transactions, presented in accordance with National Securities Commissions Standards in Venezuela.
(4) Translated at the year-end controlled exchange rate of Bs.1,596.00/US$1. Income Accounts translated at the average controlled exchange rate of Bs.1,596.00/US$1

Further comments and a summary of the financial statements of MERCANTIL's main subsidiaries are given, based on the standards applicable to each of these. In accordance with these standards, there are differences regarding the information consolidated in the previous table. Banco Mercantil complies with the standards of the Superintendency of Banks in Venezuela, Commercebank with USGaap, Banco Mercantil presents its statements in accordance with the Superintendency of Insurance in Venezuela, and Merinvest in accordance with the National Securities Commission (CNV).

Banco Mercantil

Banco Mercantil was founded in 1925 and has ranked high in Venezuela's banking system in terms of Total Assets, Loan Portfolio Assets and Deposit Assets.

Its financial products are marketed in Venezuela through a nationwide network of 293 offices, 704 ATMs, around 9,000 points of sale and excellent telephone and Internet banking services at December 31, 2003. It also has branches in the United States (Miami and New York), one en Curaçao and five representation offices in Bogota, Lima, Mexico City, Sao Paulo and London.

At December 31, 2003 Banco Mercantil is Venezuela's number one bank with a market share of 15.0% of Total Assets. In 2003 Assets grew by Bs. 1,872,393 million (or 46.7%), caused mainly by the significant increase in liquidity in Venezuela as a result of exchange controls in force during that time.

Investments in securities grew Bs. 1,586,271 million (or 163.3%) compared with the close of 2002, mainly in short-term placements in the Central Bank of Venezuela (BCV). The Loan Portfolio shrank by Bs. 12,341 million (or 0.7%) due to reduced credit demand in Venezuela because of the country's economic situation.

The quality of the Loan Portfolio remained at very favorable levels, with the ratio of total past due and non-performing loans to the Gross Loan Portfolio being 2.9%, versus 4.7% for the Venezuelan financial system as a whole, and a ratio of Provisions to Past Due and Non-performing Loans of 240.1%.

At December 31, 2003 the Equity/Assets ratio was13.4% and the Equity/Risk-Weighted Assets ratio, according to the standards of the Superintendency of Banks in Venezuela, is 26.9%. The minimum required being 10% and 12% respectively.

In historic terms Banco Mercantil's results were 37% higher than in 2002 due to the 28% increase in Gross Financial Margin. This is because of the increased volumes of financial assets and liabilities which were 56% and 55% higher respectively than in 2002, since interest rates continued their downward trend throughout 2003.

There was also a 23% drop in Other Operating Income mainly due to fewer foreign exchange operations as a result of Exchange Controls. Transformation costs on the other hand rose by 11%; this includes a 9% increase in staff expenses and 11% in operating expenses. Inflation for 2003 was 27.1%.

The Operating Expenses/Average Assets ratio decreased from 11.6% in December 2002 to 9.1% in December 2003. This index has fallen steadily over the last 5 years.

Banco Mercantil made significant efforts to cut costs which, among other initiatives, include control over the use of services and suppliers, as well as shifting customer transactions towards less expensive channels, while offering better customer service. These efforts in 2003 entailed the closure of 30 branches in Venezuela after assessing their levels of business, without affecting quality of service.

Banco Mercantil Year ended (in millions)	US$ December 31 2003	Bs. December 31 2003	Bs. December 31 2002
Total Assets	3,693	5,807,116	3,934,723
Investment Portfolio	1,603	2,557,783	971,512
Loan Portfolio, Net	1,164	1,857,567	1,869,908
Customer Deposits	2,946	4,702,207	3,040,874
Shareholders' Equity	485	774,035	500,176
Net Income	**148**	**236,779**	**173,133**

Figures shown in accordance with Superintendency of Banks and other Financial Institutions standards.

Commercebank Holding

At December 31, 2003, Commercebank has Total Assets of US$ 3,200 million, which represents a 0.2% year over year increase. However, Average Assets for 2003 were 18% higher than the previous year.

The investment portfolio shrank given the increase in the Loan Portfolio. It is composed mainly of highly liquid instruments issued by the U.S. Government or by government-backed agencies.

The Net Loan Portfolio grew 16.4% to US$ 1,600 million, accounted for mainly by the domestic market in the United States. The Loan Portfolio of the real estate and mortgage-backed loans area went from US$ 700 million in 2002 to US$ 1 billion during the year.

Total Deposits were US$ 2,700 million at December 31, 2003, which represents a variation of -1.7%, compared to the close of 2002, mainly caused by the decrease in operations from Venezuela given the exchange controls introduced at the beginning of 2003.

During the year, Commercebank registered earnings of US$ 22 million (Bs. 35,380 million), which represents a 30.6% reduction on the results of 2002, in which profits reached US$ 32 million (Bs. 39,118 million). This reduction occurred mainly because Loan Portfolio reserves were lower than in 2002, due to changes in the accounting practices applicable, and the effect of interest rates in the United States, which remained at historically low levels. Also associated with the results for the year are organization expenses for new businesses involving investment and trust services, as well as the expansion and creation of business segments to meet new strategic objectives.

Continued efforts are being made to expand the network of branches. A representation office was opened in Tampa in 2003.

The results represent a 0.7% Return on Assets (ROA) and a 14% Return on Equity (ROE). Indicators of Loan Portfolio quality remained highly satisfactory, with the ratio of of 30 days Past Due Loans plus Non Interest-Accruing Loans to Total Portfolio being 1.4% and 0.9% the ratio of Total Past Due and Non-performing Loans to the Total Portfolio being 0.9%. The main indicators of equity sufficiency are an Equity/Assets ratio of 7.7% and an Equity/Risk-Weighted Assets ratio of 11.3%, in accordance with the standards of the Office of the Controller of the Currency (OCC).

Commercebank Holding Corporation Consolidated Year Ended (in millions)	US$ December 31 2003	Bs. December 31 2003	Bs. December 31 2002
Total Assets	3,176	5,068,331	4,461,547
Investment Portfolio	1,474	2,352,341	2,398,457
Loan Portfolio, Net	1,597	2,548,321	1,928,495
Customer Deposits	2,749	4,386,707	3,909,809
Shareholders' Equity	166	264,780	209,038
Net Income	**22**	**35,380**	**39,118**

Figures shown in accordance with generally accepted accounting principles in the United States (USGAAP).

Holding Mercantil International

Holding Mercantil International consolidates four overseas financial institutions. Banco Mercantil Venezolano, in Curaçao; Banco del Centro, in Panama; BMC Bank and Trust in the Cayman Islands and lastly Banco Mercantil (Schweiz) AG, in Zurich.

Total Assets were US$ 261 million at December 31, 2003, which represents a 16% year-on-year increase. Total Deposits reached US$ 216 million, a 29% variation. Likewise, the Net Loan Portfolio grew by 17% during the year.

Accumulated results at year end show earnings of US$ 3.63 million.

Holding Mercantil International C.A. Consolidated Year ended (in millions)	US$ December 31 2003	Bs. December 31 2003	Bs. December 31 2002
Total Assets	261	416,574	315,867
Investment Portfolio	142	227,340	178,441
Loan Portfolio, Net	105	166,955	126,321
Customer Deposits	216	344,782	235,196
Shareholders' Equity	39	62,206	47,887
Net Income	4	5,798	479

Figures shown in accordance with International Accounting Standards (IAS).

Merinvest

During the year, Merinvest continued to offer investments in the domestic market. Its subsidiaries include a securities brokerage and a mutual fund administration company.

Accumulated results at December 31, 2003 show Bs. 20,471 million in earnings, representing a 83% variation compared with the same period the previous year. This was mainly due to the increase in securities transactions because of greater opportunities in the Venezuelan market in local and foreign currency. The fall in the demand for foreign exchange and the improved risk classifications for Venezuela led to improved prices and deepened the market.

Merinvest C.A. Consolidated Year ended (in millions)	US$ December 31 2003	Bs. December 31 2003	Bs. December31 2002
Total Assets	30	48,264	40,097
Investment Portfolio	27	42,496	22,467
Shareholders' Equity	28	44,785	31,690
Net Income	13	20,471	11,158

Figures shown in accordance with National Securities Commission Standards in Venezuela.

Seguros Mercantil

The main business of Seguros Mercantil, founded in 1974, is casualty and life insurance. It has a network of 36 branches in Venezuela.

In 2003, Seguros Mercantil collected Bs. 358,791 million in premiums, which represents a 68.4% increase in 2002 sales 2002, coming second in Venezuela's insurance market, with a 10.3% share. These increases in premiums during 2003, were reflected in all Business Lines: 53% in personal insurance policies; 43% in collective; and 36% in casualty. During 2003 there was a significant 80% rise in the sale of policies through Banco Mercantil's network of branches.

Seguros Mercantil recorded net earnings of Bs. 8,278 million in 2003 versus Bs. 15,612 million in 2002, mainly thanks to the Investment Portfolio and non-recurring expenses resulting from the merger with Seguros Orinoco. The results include an improvement in loss ratios in automobile business.

At December 31, 2003 the Equity/Total Assets ratio was 26.4% and the Solvency Margin 7.6%.

Seguros Mercantil C.A. Consolidated Year ended (in millions)	US$ December 31 2003	Bs. December 31 2003	Bs. December 31 2002
Total Assets	145	231,118	173,551
Investment Portfolio	97	154,165	101,723
Shareholders' Equity	38	61,177	46,145
Net Income	5	8,278	15,612
Net Earned Premiums	225	358,791	213,096

Figures shown in accordance with Superintendency of Insurance Standards in Venezuela.

Mercantil Inversiones y Valores

One of the main investments of Mercantil Inversiones y Valores is a 43% stockholding in Cestatickets, a company selling Consumer Tickets used by companies as a means of paying their workers. In 2003 the latter attained sales of Bs. 39,222 million and profits in excess of Bs. 25,766 million, which represents 2.6% year-over-year growth, maintaining its market share of 60%.

Its wholly owned subsidiaries include Servibien, C.A., a real estate brokerage company. Despite the difficult situation of this market, Servibien brokered sales exceeding Bs. 1,168 million.

At the end of the financial year, Mercantil Inversiones y Valores, C.A. had assets and equity worth Bs. 45,676 million and Bs. 42,960 million respectively and reported earnings of Bs. 11,753 million.

Mercantil Inversiones y Valores Year ended (in millions)	US$ December 31 2003	Bs. December 31 2003	Bs. December 31 2002
Total Assets	29	45,676	29,212
Investment Portfolio	24	37,755	22,046
Shareholders' Equity	27	42,960	26,385
Net Income	7	11,753	18,593

Figures shown in accordance with Accounting Principles Generally Accepted in Venezuela.



Principles and Values

Corporate Governance

The Corporate Governance concept refers to a series of practices whose purpose is to manage the company according to the highest professional and ethical principles, derived from its trust position vis-à-vis its customers and shareholders in whose interest it acts. Since its creation in 1997, MERCANTIL's priority has been to adopt these practices with a view to handling the corporation effectively and clearly to guarantee the institution's success in the medium and long term. Historically too, its subsidiary Banco Mercantil set the pace in this matter by anticipating and working ahead of the regulations. This has been evident since 1981, if one looks at the by-laws of the Audit and Remuneration Committees, as well as the Code of Ethics passed which contains a series of ethical standards traditionally observed by officials and employees in the course of their work. Further evidence, for instance, is the subject of conflict of interests, the statutory stipulation of a standard forbidding Directors from taking part in deliberations and compelling them to remain outside the meeting-place until issues in which they or their partners in civil or mercantile companies have a personal stake, have been completely settled. Our policies on this matter benefit not only our shareholders, but also our employees, the community and the organization in general. These policies are designed to strengthen the work of the Administrative bodies, starting with the Board of Directors, in order to maintain the highest standards of responsibility and transparency.

The fundamental principle of these practices is to establish a system of checks and balances between the different bodies, business areas and operations, guaranteeing effective and clear handling of the organization, and leading to the adequate settlement of any conflicts of interests that may arise.

MERCANTIL's governance structure is made up of the Shareholder's Meeting, followed by the Board of Directors, with its Audit, Risk and Remuneration committees, the Executive Committee, the Chairman and the Chief Executive Officer (both offices currently held by the same person), the Internal Auditor and the Compliance Officer.

Board of Directors

The efficiency of the Board of Directors is of prime importance for dealing with the different interests converging in the company, i.e. those of its shareholders, customers, employees and the community in general. The Board of Directors is the main body responsible for defining corporate strategies, determining business policies and setting and controlling the strategic course of the institution. The Board also supervises management of the organization's different business and support areas. It assesses results by comparing them with pre-approved plans, performance in previous years and the system as a whole.

Pursuant to best corporate governance practices, most of the officers on the Board of Directors of MERCANTIL are Directors who are independent of Management. This further demonstrates MERCANTIL's commitment to comply with international management standards and is consistent with best corporate governance practices. The Directors are highly qualified professionals in business areas with ample knowledge of financial matters, thereby guaranteeing their ability to fulfill their functions well.

The Board of Directors is comprised of eight (8) directors and sixteen (16) alternate directors. The Chairman and Chief Executive Officer are chosen from the Board members and both these offices can be held by one and the same person. The Board of Directors meets once a month, and whenever deemed necessary by the Chairman.

With a view to ensuring better control over the management procedures and transparency, MERCANTIL's Company By-Laws established the creation of the Remuneration and Audit Committees whose functions are governed by those By-laws. These Committees met six and ten times respectively during 2003. At the Board meeting held on May 31, 2001 it was decided to create the Risk Committee which met six times during the year. These Committees are made up of Directors who are independent from Management and by the Chairman as ex officio Board member (with the right to speak but not to vote).

The curricula of the members of the Board of Directors and the Committees are in the chapter on Management.



Board of Directors' Remuneration Committee	Members
Remuneration Committee: Responsible for setting the organization's remuneration policy, and approving the remuneration of the Executive Chairman and senior management, notifying the Board of Directors thereof. In 2003, it also dealt with the following issues: establishment of wage policy, discussions on the new collective bargaining agreement, review of the incentive program, follow-up of the Mercantil pension plan, review of staff movement and follow-up of labor demands.	Gustavo J. Vollmer H. (Coordinator) Víctor Sierra Rafael T. Hernández A. Gonzalo Mendoza Oscar Machado K. Luis Esteban Palacios W. Luis Alfredo Sanabria U. Gustavo Marturet (Ex officio)

Board of Directors' Audit Committee	Members
Responsible for analyzing and reviewing accounting and management policies, the opinions and reports of the internal and independent auditors, establishing Reserves, Financial Statements and their Notes and formulating recommendations to the Board in matters incumbent upon it. It also approves the engagement and fees of the independent auditors. In 2003, it dealt with the following topics: review of the financial statements of Mercantil and its subsidiaries, considering and setting the different reserves, analyzing fiscal contingencies, reviewing internal auditing activities and anti-money laundering activities.	Luis Alberto Romero M. (Coordinator) Jonathan Coles W. Germán Sánchez Myles Francisco Monaldi M. Alfredo Irigoin Gustavo Machado C. Eduardo Mier y Terán Federico Vollmer Gustavo Marturet (Ex officio)

Board of Directors' Risk Committee	Members
Approves the risk profile and the policies and risk limitations of MERCANTIL. Optimizes the use of capital to support the risk profile established. In 2003 the following topics were also dealt with: review of credit, operational and market risks, review of exposure limits in different placement, risk profile analysis, considerations on the country risk of the Republic of Venezuela and other countries in which Mercantil has operations and analysis and follow-up of the information security project.	Alfredo Travieso P. (Coordinator) Gustavo J. Vollmer A. Thimothy Purcell Miguel Angel Capriles L. Gustavo Galdo Luis A. Marturet Guillermo Sosa S. Carlos Hellmund B. Gustavo Marturet (Ex officio)

Executive Committee

MERCANTIL has an Executive Committee made up of the Chairman and Chief Executive Officer (both offices currently held by the same person), and up to eight senior managers from the Business and Support areas of the organization, which guarantees the timely implementation of MERCANTIL's decisions and strategies. This Committee meets on a regular basis once a week and on an extraordinary basis whenever necessary. It is responsible for evaluating options and formulating recommendations on policy matters, objectives, strategies and organization and submitting them to the Board of Directors for consideration, as well as for guiding Management's efforts to implement the policies adopted. It is also responsible for evaluating the result of that implementation.

The names of the members of this Committee and their curricula are included in the chapter on Management (Executive Committee section).

Chairman of the Board of Directors

Responsible together with the Chief Executive Officer and the Executive Committee for managing of MERCANTIL's activities and business at the highest level. Chairs the Shareholders' Meetings, Board Meetings and the Executive Committee and guides the Board on policy-making issues, objectives and strategies to be adopted and important decision-making to ensure their fulfillment. It also represents MERCANTIL at meetings with the political and administrative authorities and with private or public individuals. In accordance with the provisions of the by-laws, the office of Chairman of the Board can be held together with that of the Chief Executive Officer.

Chief Executive Officer

Responsible as the Chief Executive Officer at MERCANTIL's highest administrative and coordination level. Submits important policies, objectives, strategies and decisions to the approval of the Executive Committee and the Board and takes responsibility for their implementation. Periodically informs the Executive Committee and the Board of MERCANTIL's financial situation and the results of its operations. Designs, establishes and develops MERCANTIL's organizational structure, and is responsible for appointing and removing General Managers and Consultants and Advisers as required. Pursuant to the provisions of the By-laws, the office of Chief Executive Officer can be held in conjunction with that of the Chairman of the Board.

Currently the offices of Chairman of the Board and Chief Executive Officer are held by the same person under the title of President.

Auditing

In compliance with international corporate governance standards, MERCANTIL has an Internal Auditor and a firm of Independent Auditors who, together with the Audit Committee, examine MERCANTIL's financial statements and general operations. This structure guarantees greater control over the accumulation and preparation of information and greater transparency in its dissemination. The Balance Sheet and Financial Statements are prepared in keeping with standards issued by the competent authorities and in accordance with Accounting Principles Generally Accepted in Venezuela and internationally.

Our independent auditors are appointed by the Board of Directors following recommendations received by the Audit Committee.



Compliance Officer

In accordance with regulations on the matter, Mercantil has a Compliance Officer responsible for chairing the Anti-Money Laundering Committee, designing the Annual Operative Plan on Anti-Money Laundering, coordinating and supervising the Anti Money-Laundering Committee and Unit, coordinating MERCANTIL's staff training activities on anti-money laundering and maintaining institutional relations with the regulatory bodies on the matter. It also advises the Audit Committee and the Board of Directors on compliance with their obligations under the anti-money laundering laws in force

Disclosure of Information

Following the standards issued by the regulatory bodies, MERCANTIL draws up and published the Company's financial statements on a six-monthly basis. In compliance with the applicable standards, at the end of each quarter MERCANTIL prepares a report containing accurate and detailed economic and financial data and other important information for the market, which is disseminated to the public in general, to the National Securities Commission (CNV) and to the Caracas Stock Exchange through nationwide disclosure methods, as well as to participants in the local and international markets by e-mail.

Periodical information is also provided to the Securities and Exchange Commission by virtue of the obligation associated with maintenance of the MERCANTIL's Level 1 ADR program in the United States. Financial information is also available on Banco Mercantil's website at www.bancomercantil.com.

Accordingly MERCANTIL fulfills the regulations on the immediate disclosure of any information that might have a material effect on its shares.

Last but not least, MERCANTIL has an Investor Relations Unit whose functions include the timely disclosure of information to investors by various means, including events and presentations.

The Mercantil Servicios Financieros Investor Relations Unit coordinates and carries out activities aimed at promoting and informing on a timely, homogeneous and transparent basis, existing and potential investors, analysts and risk classifiers on Mercantil Servicios Financieros' financial management and corporate events, the quality of its Management and the Company's organizational culture.

The Unit is in the process of optimizing the perception by analysts, investors and shareholders of the value of Mercantil Servicios Financieros and its principal subsidiaries.

The credit classifications given to the Banco Mercantil subsidiary are shown below.

Credit Ratings	
FITCH	
National Rating (Long-term)	A
Foreign Currency Rating (Long-term)	B-
Foreign Currency Rating (Short-term)	B
Outlook	Stable
Local Currency Rating (Long-term):	B-
Local Currency Rating (Short-term):	B
Individual International Rating	D
Moody's	
Foreign Currency Deposit Rating	Caa1
Bank Financial Strength Rating	E+

The national classifications reflect credit quality and the institution's ability to meet its short and long-term financial commitments.

The international classifications are conditioned by the country risk of Venezuela. The current classification according to Fitch Ratings is B-, and according to Moody's it is Caa1.



Delray Beach
Boca Raton
Deerfield Beach
Pompano Beach
FT. LAUDERDALE
HOLLYWOOD
Hallandale
Miami Beach
MIAMI
Margate
Carol City
HIALEAH
Kendall
Perrine
Homestead
Naples
Immokalee
Estero
Golden Gate
Miles City
Everglades City
Ochopee
C. Florida


Customer-driven
Solutions
Grand Bahama Island
Hard Bargin
Moore's I.
Cherokee Sound
Abaco I.
Gorda Cay
Sandy Pt.
Great Harbour Cay
Cornwall
Southwest Point
Bullocks Harbour
Hoffmans Cay
Berry Islands
Little Harbour
Bonds Cay
Chub Cay
Bridge Pt.
Dunmore Town
Glass Window
Alice Town



Social Responsibility

Aware if its responsibility, Mercantil's work through Fundación Mercantil goes beyond mere financial activity, in the belief that a company's responsibility involves more than its business activity and must fit in with the Organization's corporate values. Mercantil has incorporated these values into its duties as a financial services company. Its strategic vision includes the desire to be an integral institution and an important factor in the developing of the communities it serves.

Through the Foundation's work, Mercantil reaffirms its commitment towards Venezuela. In 2003 Fundación Mercantil made donations and awarded sponsorships amounting to Bs. 5,121 million, and supported the activities of public and private institutions in the country, making a sustained contribution to their social, educational and religious programs. Commercebank, a subsidiary of Mercantil Servicios Financieros in the United States, made donations and awarded sponsorships totaling some Bs. 1 billion.

Fundación Mercantil has established links with the community through programs designed to promote social development and environmental conservation, particularly through social and educational work.

Distribution of Donations


55% Education
32% Social Assistance
7% Culture
6% Health

Give your School a Helping Hand

Mercantil assists the educational communities through this school repair and maintenance program with funding and the incorporation of volunteers from the organization. It was created in 1982 together with the Foundation for Educational Buildings (FEDE), to create community awareness about the need to maintain school buildings. To date over 200 schools have been repaired and over 800 pupils in Venezuela have benefited from the scheme in terms of quality of life at their schools.

In 1995, Unesco acknowledged the merits of the program "Give your School a Helping Hand," considering it "a unique program undertaken in conjunction with public and private enterprise and a contribution to Venezuelan education."

Mercantil's social action reaches Higher Education institutions as well through important special programs at public and private universities which include study scholarships and equipment for classrooms, research programs and computer laboratories, among other things.




Evacuación

To the Last Corner of Venezuela

Under the slogan "Fundación Mercantil takes the Caracas Chamber Orchestra to the Last Corner of Venezuela," since 1995 this musical group, conducted by Isabel Palacios, has taken Baroque and Renaissance singing - through a series of popular concerts - to different historical sites in the country, giving the public the opportunity to learn about their musical roots, the continent's history and the Spanish Renaissance at churches, schools, universities, athenaeums and cultural centers all over the country.

Health and Social Welfare

Fundación Mercantil supports numerous other foundations, public and private institutions and charities involved in social work at clinics, hospitals, old people's homes, crèches and orphanages, where patients from different parts of the country are seen as out-patients, in-patients or operated on. At present some 30 institutions in the health area that deal with children and adults receive attention from Mercantil on a permanent basis.



Protecting is in our Nature

For over two decades, Mercantil has been playing a prominent role in environmental conservation at the schools repaired under the "Give your School a Helping Hand" program. In order to reinforce the conservationist method, maintenance brigades, drawing competitions and notice-boards on environmental issues have been organized and each year the school with the best post-repair upkeep is awarded the National Prize for Conservation. National Environmental Education Seminars are also held each year.

Fundación Mercantil is sponsoring the "Venezuela's National Parks" published by the National Institute of Parks (Inparques), with a view to disseminating and rescuing the natural values of our country's protected areas. For two years now, under the slogan "Protecting by Nature," it has been co-sponsoring the program "The Avila Fireline" coordinated by Inparques.

Editorial and music project

To contribute to learning about Fine Art, History and the intellectual world, Fundación Mercantil has sponsored and co-sponsored important publications by public and private institutions, and Venezuelan writers. Since 1985 it has also supported knowledge of the world of music and Venezuela's musicians through CD recordings.



20 años



Commercebank in the United States has also included social responsibility as a fundamental part of its mission, one of its objectives being to strengthen the communities in which it acts. Through its donations program, Commercebank has benefited fifty organizations that promote different activities of a social and charitable nature.

Commercebank's executives, through the company's volunteers, are active leaders in some fifty organizations in southern Florida, which include professional associations, economic development committees, Chambers of Commerce, and nonprofit charity organizations.



Contribution to community development

Commercebank made donations to organizations that promote the reactivation of low-income communities in the state of Florida. It has also contributed with community groups and continuous financing of Commercebank's Institute of Young Businesspeople and Miami-Dade Community College.

Fostering financial education and social change

Commercebank actively supports education initiatives in low and medium-income sectors that promote the development of essential knowledge about finance and house ownership.

It also supports conferences and workshops designed to eliminate inequalities between the poorest areas and the Miami-Dade community and provides funds to various religious congregations who champion social and economic justice.

Support for civic and charity organizations

Commercebank actively supports a wide range of charity organizations that help to improve the quality of life of low-income groups. Commercebank's customers and employees took part in the march "March of Dimes Walk - America 2003," which collected donations amounting to more than eighty thousand dollars, doubling the amount collected in 2002. It also continues to support the League against Cancers and to support the Miami-Dade Special Olympics and, through its employees, takes part in many volunteer activities.

Through the association with organizations such as "Habitat for Humanity," Commercebank employees at all levels help to build dwellings and welfare centers for the homeless in Miami-Dade. An activity was undertaken to collect toys for children of immigrants. Over 600 toys were collected.

Programs for poor children

Commercebank contributes with a wide variety of programs designed to provide play areas for poor children. Through an association with the "Marian" center, it helps handicapped children aged 5 to 21 to maintain the level of average students through the supply of computer equipment in its Centers. It has donated more than 100 computers to centers in southern Florida. It is also a major sponsor of the "Greater Miami Junior Achievement" program to which it has donated study materials to over eighteen thousand students.

Sponsorship of cultural programs

During the year, Commercebank sponsored the launching of the New Coral Gables Museum, collecting over fifty thousand dollars on the opening night. It also supported three art events with competitions for the Language Department of McMillan School, North Miami primary school and Everglades K-8 Center primary school.



In 2003, MERCANTIL subsidiaries -Banco Mercantil, Commercebank, Seguros Mercantil and Fundación Mercantil- were nationally and internationally acknowledged for their role in the field of finance and social responsibility.

Mercantil came first as the strongest and best accepted brand by the public in the field of Banking and Finance.

Banco Mercantil was acknowledged by Global Finance magazine as "Venezuela's Best Bank" and "Venezuela's Best International Commerce Bank". The publication Latin Finance chose Mercantil as "Venezuela's Best Bank in 2003" for the third year running. The publishing group PC News & Report acknowledged Banco Mercantil and Seguros Mercantil with the prizes "The Best Dot Com, in the category "Best Website", while the Latin Builders Association appointed Commercebank the "Best Bank of the Year" in the state of Florida, USA. Fundación Mercantil was distinguished with the ANDA Prize for the best social program undertaken by a private firm in the country.


Gracias
por impulsarnos
a seguir
en el camino de
la excelencia
En Mercantil estos reconocimientos nos motivan a continuar ofreciéndoles a nuestros clientes el mejor servicio y la mayor atención, así como nos impulsa a seguir apoyando el desarrollo y bienestar de nuestro país.
LATINFINANCE
Revista Financiera Latin Finance
"Mejor Banco del año 2003 en Venezuela"
GLOBAL FIN@NCE
Revista Financiera Global Finance
"Mejor Banco del año 2003 en Venezuela"
"Mejor Banco de Comercio Exterior del año 2003 en Venezuela"
ANDA
Asociación Nacional de Anunciantes
"Premio ANDA a la Responsabilidad Social a la Empresa 2003"
Lo Mejor de Punto Com
"Mejor Página Web de Banco 2003"
"Mejor Página Web de Seguro 2003"
MERCANTIL

Global Finance magazine awarded Banco Mercantil prizes as "Venezuela's Best Bank" and "Venezuela's Best International Commerce Bank" for 2003.

The publication, specialized in the analysis of international markets, called Banco Mercantil one of the country's best led banks whose management team has achieved positive results.

In its choice, the magazine takes several different factors into account, including asset growth, profitability, geographical scope, strategic relations, new business development and innovation in products of competing institutions. The opinions of analysts, consultants and other experts in the financial area are also taken into consideration.

Latin Finance

For the third year running, the financial magazine Latin Finance awarded Banco Mercantil the prize as "Venezuela's Best Bank in 2003". The publication referred to the politically volatile situation of some countries in Latin America today, pointing out that despite this Venezuela's best banks have managed to survive and thrive, even under the least favorable conditions.

For years Banco Mercantil has demonstrated an interesting mix of conservative best practices and innovation, particularly in the field of information systems, thanks to excellent financial performance, which can be seen from the results reported during the first part of the year.



PC News & Report

Banco Mercantil and Seguros Mercantil were awarded prizes as "The Best Dot COM," in the category "Best Website" by the publishing group PC News & Report, in recognition of its work in the Information Technology sector in Venezuela through their Websites which are visited by Venezuelan websurfers.

Latin Builders Association

Latin Builders Association appointed Commercebank "Bank of the Year" during the annual award ceremony held by this organization.

The award constitutes an acknowledgement to banks that play an active part in the community, and is also aimed at the achievements of individuals within the institutions. Latin Builders Association considered that Commercebank not only is an important entity in the field of real estate, but also that it is an organization that is wholly committed to the community's wellbeing."

Latin Builders Association is an institution that groups more than 700 members who make up a representative sample of builders, developers, bankers and other professionals involved in activities and sectors related to construction.



Advertising & Marketing

Mercantil came first as the strongest and best accepted brand in the eyes of the public in the Banking and Finance category, according to the "Ranking of the Most Powerful Brands in Venezuela" promoted by Publicidad & Mercadeo magazine through the firm Directa Consultores, in its May 2003.

In this study (Top of Mind) Mercantil came thirteenth out of the fifty most important brands in Venezuela, ranking No. 1 in preference among the country's financial entities.

ANDA Prize for Social Responsibility 2003

The National Association of Advertisers, ANDA, awarded Fundación Mercantil the ANDA Prize for Social Responsibility 2003, in recognition of "Give your School a Helping Hand" considered the best social program undertaken by a private firm.

There was absolute consensus in the voting by the classifying jury which evaluated 19 institutional programs developed by companies for communities. The jury was made up of representatives of the United Nations Development Programme (UNDP), the Voluntary Dividend for the Community, the Paria Foundation Project, and independent advisers.

The "Give your School a Helping Hand" program was initiated 21 years by Fundación Mercantil in conjunction with the Foundation for Educational Buildings (FEDE). It sees to the repair and maintenance of education institutions throughout the country, with the involvement of the educational communities and staff from MERCANTIL and FEDE, benefiting to date more than 200 schools and a population of over 800 thousand pupils.

Board of Directors

Directors

GUSTAVO A. MARTURET
Chairman and CEO

President of Mercantil Servicios Financieros and Banco Mercantil (1993), Civil Engineer, U.C.V. (1962).
President of the Boards of Directors of Commercebank Holding, of its subsidiary Commercebank N.A. and of Fundación MERCANTIL. Director of Seguros Mercantil. Vice President of the National Banking Council. Member of the Advisory Council for Strengthening Capital Markets of the National Securities Commission (CNV). Member of the Higher Council of Universidad Santa Rosa. Member of the Board of Directors of the Venezuelan American Chamber of Commerce and Industry (VenAmCham). Member of the Board of Directors of the Institute of International Finance, Inc. (IIF). President of the John Paul II Foundation for Ecclesiastical Education (FESE) and member of the Council of the Americas Advisory Board. Former President of the Venezuelan Bankers Association (ABV), National Banking Council, Council of Venezuelan American Entrepreneurs (CEVEU), Colombian Venezuelan Economic Integration Chamber (CAVECOL). Former member of the Advisory Council of the Central Bank of Venezuela (BCV) and of the Boards of Directors of various associations connected with the financial and production sector.

GUSTAVO J. VOLLMER H.
Former Chairman of the Board of Banco Mercantil, C.A. (Banco Universal)

Civil Engineer graduated from Cornell Universidad (USA), with a Doctorate from Universidad Central de Venezuela (UCV). Director of the Board of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Former member of the Board of Directors of S.C. Johnson & Son de Venezuela, C.A., IBM de Venezuela and IBM World Trade, Americas Far East. Former Chairman of the Board of Banco Mercantil, C.A. (Banco Universal) and Consorcio Inversionista Mercantil Cima and President and/or Director of several Venezuelan sugar, metalworking, cement, finance, construction, alcoholic beverages companies and international corporations. Former President and Director of several business organizations and national and foreign organizations and foundations.

ALFREDO TRAVIESO P.
Administrative Partner of the law firm Tinoco, Travieso, Planchart & Núñez.

Graduate and postgraduate degrees in law from Universidad Católica Andrés Bello (UCAB), postgraduate degree from the University of Michigan, USA. Administrative Partner of law firm Tinoco, Travieso, Planchart & Núñez, President of Crowley American Transport de Venezuela, C.A., Grupo Emboca, C.A. and H.S. de Venezuela, C.A. Director of the Boards of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Director of Commercebank Holding Corp, Manufactura de Papel MANPA, C.A., Centro Comercial Judibana, Hellmund & Cia., Tapas Corona, C.A., ARS Publicidad, Reaseguros Corsa, S.A. and Telcel, C.A.

LUIS A. ROMERO M.
Financial Adviser.

Electrical Engineer graduated from Universidad Metropolitana, MBA from Babson College, PMD and CEP from Harvard University. Director of the Boards of Mercantil Servicios Financieros C.A., Banco Mercantil, C.A. (Banco Universal), Commercebank Holding Corp and Commercebank, N.A. Member of the Consultative Council of the Venezuelan American Business Council (CEVEU). Director of International Briquettes Holding (IBH), Alternate Director of PAVCO de Venezuela and Director of Caurimare, S.A. and Desarrollos e Inversiones, S.A. Former Corporate Director of Strategic Planning of Siderúrgica Venezolana, SIVENSA, S.A.

TIMOTHY PURCELL
Responsible for JP Morgan Partners' investment activities in Latin America.

Graduated from Cornell University, USA with an MBA from the Wharton School and a master's degree in International Affairs from the University of Pennsylvania. Currently responsible for JP Morgan's investment activities in Latin America and Administrative Partner of JP Morgan Latin America Capital Partners, representing the interests of Morgan Capital on the Boards of Alicorp (Peru), Cinemex (Mexico), Corfuerte (Mexico) and Latasa (Brazil). Director of Mercantil Servicios Financieros C.A. and Banco Mercantil, C.A. (Banco Universal), Commercebank Holding Corp. and Commercebank N.A.. In 1993, headed JP Morgan's office in Chile. Joined JP Morgan's Mergers and Acquisitions group in 1986, specializing in Latin American transactions. Former Director of Nortel (Argentina) and Patagon.com (Argentina).

GUSTAVO VOLLMER ACEDO
President of Grupo Palmar.

Economist graduated from Duke University, with a postgraduate in Economic Development from Cambridge University, England. PED in Business Administration at IMEDE, Switzerland. President and CEO of Corporación Palmar S.A., and other companies of Grupo Palmar. Chairman of the Board of the Institute of Advanced Administration Studies (IESA). Member of the Board of Directors of Venezuela Competitiva. Member of the Consultative Council of the Venezuelan Confederation of Industrialists (CONINDUSTRIA). Was the Founding Chairman of the Board of CEVEU. Member of the Development Council of Universidad Católica Andrés Bello (UCAB). Member of the Board of Directors of C.A. Electricidad de Caracas, Siderúrgica Venezolana, S.A. SIVENSA and Industrias Venoco. Member of the Latin America Advisory Committee of the New York Stock Exchange (NYSE). Director of the Board of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal) and Commercebank. Former International President of the Young Presidents' Organization (YPO) and the Venezuelan Alliance against Drugs.

JONATHAN COLES
President of Instituto de Estudios Superiores de Administración (IESA).

Graduated from Yale University, with an MBA from Venezuela's Institute of Advanced Studies in Administration (IESA). Director of the Boards of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal), El Nacional, C.A. La Electricidad de Caracas, PROAGRO C.A., Colegio Santiago de León de Caracas, S.C. Johnson & Son de Venezuela and Venezuela Competitiva. Director of Commercebank, N.A. and Commercebank Holding Corp. Was formerly General Manager, CEO and Chairman of the Board of Directors of Mavesa, S.A., Minister of Agriculture and Director of the Central Bank of Venezuela (BCV).

VÍCTOR J. SIERRA A.
Director of Valores and Desarrollos VADESA S.A.

Attorney graduated from Universidad Central de Venezuela (UCV). Director of Valores and Desarrollos VADESA, S.A., Vice President of Inversiones Capriles and Legal Representative of Cadena Capriles. President of Publicaciones Capriles, C.A. Director of the Boards of Directors of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Formerly Legal Adviser, Legal Representative and President of the Cadena de Publicaciones Capriles publishing group and the Capriles group of companies. Director of Valinvenca, Inversiones Finalven, Sociedad Financiera Finalven, Servicios Finalven, Banco República, Inversiones Diversas, C.A. (INVERDICA) and C.A. La Electricidad de Caracas.

Alternate Directors

Luis A. Sanabria U.
Legal Adviser to Corporación Palmar.

Graduated in Law at Universidad Católica Andrés Bello (UCAB) and studied at Georgetown University, Washington. Currently Investment Director for Palmar, C.A., C.A. Ron Santa Teresa, Constructora Alvo. Alternate Director on the Boards of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Oscar A. Machado K.
President of Siderúrgica Venezolana SIVENSA, S.A.

Graduated in Industrial Engineering at Universidad Católica Andrés Bello. Former President and Director of Venezuela Competitiva and the Venezuelan Iron and Steel Institute (IVES). Former President and Adviser to the Association of Venezuelan Executives (AVE). Director of the Executive Committee of the Latin American Iron and Steel Institute (ILAFA) and the Venezuelan Confederation of Industrialists (CONINDUSTRIA). Alternate Director of the Board of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal), Director of Aeropuerto Caracas, S.A., Development Council of Universidad Católica Andrés Bello and Fundación Metropolitana.

Eduardo Mier y Terán
Chairman of the Board of Directors of Desarrollos e Inversiones, S.A.

Civil Engineer graduated from Universidad Católica Andrés Bello, MSc from Stanford University. Currently Chairman of the Boards of Industrias Plycem, S.A., Pavco de Venezuela, S.A., Agregados Livianos, C.A., Caurimare, S.A. and Desarrollos e Inversiones, S.A. Director of Moore de Venezuela, S.A., H.L. Boulton & Co., S.A. and Fundación John Boulton, Alternate Director of the Boards of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Former General Manager of Inversiones Tacoa, C.A. and President of Educrédito.

Luis Esteban Palacios W.
Founding Partner of law firm Palacios, Ortega & Asociados

Attorney graduated at Universidad Central de Venezuela with a postgraduate degree from New York University, MCJ 58. Former President of Montepío de Abogados de Venezuela. Former Assistant to the President of the Central Bank of Venezuela (BCV). Member of the Advisory Council for Investments of the Superintendency of Foreign Investments (SIEX). Director of the Venezuelan Scout Foundation. Alternate Director of the Boards of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Director of Compañía Anónima Teléfonos de Venezuela (Cantv). Member of the Advisory Council of IBM Venezuela, S.A. and the Federation of Private Child Welfare Agencies (FIPAN).

Gustavo Galdo C.
President of Inversora Parnaso S.A.

Civil Engineer graduated from Universidad Católica Andrés Bello (UCAB), MSc in Civil Engineering Management and MSc in Industrial Engineering Economic Systems Planning from Stanford University, USA. Director of Fe and Alegría, Alternate Director of the Board of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Formerly General Sectoral Director of Public Finance of the Ministry of Finance, Director of Banco Industrial de Venezuela and member of the Advisory Commission on External Public Debt Negotiation, in the public sector; and President of Investments for Finalven, S.A. and Sociedad Financiera Finalven, S.A., in the private sector.

Rafael T. Hernández
Former Dean of the Faculty of Medicine of Universidad Central de Venezuela (UCV) and Former member of the Organizing Commission of Universidad Simón Bolívar (USB).

Earned his graduate degree in Medicine and postgraduate degree in Hospital Management from UCV, and postgraduate degree in ENT from Harvard University. Former Director of the Biological Science Division, Chairman of the USB's Professorial Classification Commission, President of FAPREC, Founding member of the Venezuelan ENT Society of Centro Médico Docente La Trinidad, member of the Board of Directors of the UCV Teaching Hospital, Board of Directors of Conicit, IVAC, Clínica Luis Razetti and the Disciplinary Tribunal of the Medical Federation. Formerly Professor of ENT at UCV. Associate Professor (Retired) of USB. Alternate Director of the Boards of Directors of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Miguel A. Capriles L.
President of the Capriles Group of Companies

Graduated in Administrative Sciences at Universidad Metropolitana. President of Inversiones Capriles, C.A., Valores y Desarrollos Vadesa, S.A., Ultimas Noticias, C.A., C.A. El Mundo and Elite, C.A.. Alternate Director of the Boards of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Director of Commercebank Holding Corp. Director of H.L. Boulton S.A., of the Venezuelan Alliance against Drugs, member of the Board of Directors of the Institute of Advanced Administration Studies (IESA), Consultative Council of Fundación Editorial Chacao and Consultative Council of the Federation of Chambers of Commerce (Fedecámaras). Former Director of C.A. La Electricidad de Caracas and of Cerámicas Carabobo, C.A.

Gonzalo A. Mendoza M.
Chairman of the Board of Negroven S.A.

Civil Engineer graduated from Universidad Santa María with an MSc in Civil Engineering Management from Stanford University. Chairman of the Board of Negroven, S.A. Director of Tripoliven, S.A. and Valores Químicos (VALQUIMICA), C.A. Alternate Director of the Board of Directors of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal) and Siderúrgica Venezolana SIVENSA, S.A. Former President of the Venezuelan Association of the Chemical and Petrochemical Industry (ASOQUIM) and of the Venezuelan Ecuadorian Chamber of Commerce (CAVENEC).

German E. Sánchez Myles
Chief Dentist at the Center of Restorative Dentistry.

Graduated in Dentistry at Universidad Central de Venezuela with specializations in Buccal Surgery, Prostheses and Administrative Management of Dental Clinics. Formerly Assistant in the Surgical Area of the Puerto Ayacucho Central Hospital and of the Eudoro González Hospital and the Restorative Dentistry Center. Currently Chief Restorative Dentist at the Center for Restorative Dentistry, in charge of the surgical area. Alternate Director of the Boards of Directors of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Luis A. Marturet M.
Computer Engineer.

Graduated in Computer Engineering from Universidad Simón Bolívar (USB), with a postgraduate in business management from the same university. Intensified his management skills at Wharton, the University of Pennsylvania Business School and in various advanced technology programs. Developed and managed the Information Technology Planning area of C.A. La Electricidad de Caracas, where he held several positions. Member of the Board of C.A. Ed. Marturet & Co. Scrs., and Alternate Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Director an international messaging franchise and is currently developing new business related to state-of-the-art digital technologies.

Carlos Hellmund Blohm
Vice President of Casa Hellmund.

Industrial Engineer graduated from Northeastern University, USA, MBA/SLOAN Fellowship from the London Business School, England. President of Laboratorios Rapid Fot, C.A., Director of Casa Hellmund. Executive Director of Hellmund GMS, C.A. Director of Grupo Corpalmar. Director of the Venezuelan Japanese Chamber (CAVEJA) and of the Venezuelan Photography Chamber (CAVIFOT). Alternate Director of the Board of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal) and member of the Board of Trustees of the Latin American Region of the London Business School.

Gustavo Machado Capriles
Vice President and Editorial Adviser to Cadena Capriles.

Graduated in Economics at Universidad Central de Venezuela (UCV). Specialized studies in Journalism and Media Management at Universidad de Navarra, Pamplona, Spain and in International Banking at Manufacturers Hanover Trust in New York. Has worked in the tourism construction industry and international trade sectors and held management positions in the field of Strategic Planning with the Confinanzas Consortium. Currently Vice President and Editorial Adviser to Cadena Capriles and Alternate Director of the Board of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Francisco Monaldi
Economist. Professor and Researcher at Universidad Católica Andrés Bello (UCAB).

Economist graduated Cum Laude at UCAB, with a master's in Economics from Yale University and a PhD in Political Economy from Stanford University. Professor of Political Economy and Researcher at the Institute of Economic and Social Research of UCAB. World Bank and Inter-American Bank Consultant. Alternate Director to the Boards of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Former consultant of Petróleos de Venezuela, as well as other public and private institutions.

Federico Vollmer Acedo
Vice President of Industrias Palmar S.A.

BSc in Agribusiness from Middle Tennessee State University, master's degree in Agricultural Economics from Cornell University (MPSA Agriculture). Has held technical and management positions at various firms within the Polar Group (or Corpalmar) group of companies. Was Plant Manager, Administration Manager, General Manager and Director of Central El Palmar, S.A. Currently Vice President of Industrias Palmar, S.A. and President of Comercializadora Central, S.A.; member of the Executive Committee of Inversiones AEFEVE; Vice President of FUNDACAÑA; Director of Inversiones Porcinas, C.A. and C.A. Central La Pastora, Director of the Venezuelan Food Industry Chamber (CAVIDEA) and Vice President of VENAZUCAR. Alternate Director of the Board of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Guillermo Sosa S.
Director of Administration and Finance at Servicios de Corrugados Maracay.

Graduate of Capital University with a BA in Finance and Economics (Accounting and Computer Science). Currently Administration and Finance Director and also Director of Servicios de Corrugados Maracay. Alternate Director to the Boards of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Was Finance Manager of Seguros Canaima (Organización Orinoco) and Finance Director and Alternate Director of Seguros La Seguridad, Alternate Director of Inverdica, Director of La Seguridad Casa de Bolsa and Finance Manager of C.A. Ron Santa Teresa.

Alfredo M. Irigoin, MD
Partner of JP Morgan, Partners, LLC, Buenos Aires office.

Joined JP Morgan Partners in 1998 and is currently based in Buenos Aires and responsible for investments in the Southern Cone. In charge of JP Morgan's business in Chile and its Investment Banking Office in Buenos Aires, Argentina. Alternate Director of the Boards of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Was responsible for strategic planning and acquisitions of Telefonía Argentina and worked for Organización TECHINT in the corporate development area. Earned his PhD in Economics from New York University, and specialized in Political Economy at Grove City College. Bachelor's degree in Business Management from Universidad Católica Argentina.

Executive Committee

Gustavo A. Marturet
Chairman and CEO

See CV in Board of Directors sector.

Alejandro González Sosa
Manager of Finance and Institutional Banking of Banco Mercantil and Mercantil Servicios Financieros.

Graduated in Chemical Engineering at Universidad Metropolitana. MBA from Babson College, Massachusetts USA. Twenty-three years of service at the Institution. Member of the Executive Committee of Banco Mercantil and Mercantil Servicios Financieros. Director of the Board of Seguros Mercantil; Merinvest Sociedad de Corretaje de Valores C.A; Merinvest C.A.; Merinvest Sociedad Administradora de Entidades de Inversión Colectiva C.A.; Fundación Mercantil; Banco del Centro (Panama); Banco Mercantil Venezolano (Curaçao); Director of the Venezuelan Council for Investment Promotion (CONAPRI) and Educrédito C.A. Former Director of the Venezuelan Bankers Association (ABV) and President of Interbank, C.A., Banco Universal.

Guillermo Villar
Manager of International Operations and Assets under Management Banco Mercantil and Mercantil Servicios Financieros.

Graduated in Business and Administration, master's degree in Economics from Vanderbilt University, USA. Began his banking career at the Chase Manhattan Bank and joined Grupo Mercantil in 1974 where he has held several management positions. His responsibilities to date include the supervision of all Mercantil's international subsidiaries. In this capacity, he is Vice Chairman of the Board and Chief Executive Officer of Commercebank, N.A., and Commercebank Holding Corp., President of Banco Mercantil Venezolano N.V. and Banco del Centro in Panama and Director of the Board of Banco Mercantil (Schweiz) AG in Switzerland, and its subsidiary BMC Bank & Trust Ltd. in the Great Cayman Islands. Mr. Villar is also responsible for Assets under Management and as such is Chairman of the Board of Commercebank Investment Services, a broker-dealer operation in Miami and Merinvest investment bank in Venezuela. Member of the Executive Committee of Banco Mercantil and Mercantil Servicios Financieros.

Alberto Benshimol M.
Manager of New Financial Business of Banco Mercantil and Mercantil Servicios Financieros.
President of Seguros Mercantil.

Civil Engineer graduated from Universidad Católica Andrés Bello, MSc in Civil Engineering from the University of Illinois. Graduated from the SEP at Stanford University. After eleven years with the institution he is now Manager of New Business and a member of the Executive Committee of Banco Mercantil, C.A. (Banco Universal) and Mercantil Servicios Financieros, C.A, General Manager of Mercantil Inversiones y Valores, C.A. and President of Seguros Mercantil, C.A. Formerly Manager of Inversiones Tacoa, C.A., General Manager of Inversiones Polar, C.A., President of Bodegas Pomar C.A. and Director of Superenvases Evalic, C.A., Grupo Zuliano, C.A. and other different industrial and real estate companies.

Nerio Rosales Rengifo
Manager of Business and Personal Banking of Banco Mercantil and Mercantil Servicios Financieros.

Economist graduated at Universidad Católica Andrés Bello with 25 years at the Institution. Completed the Advanced Management Program (PAG) at the Institute of Advanced Administration Studies (IESA). Manager of Corporate and Personal Banking and member of the Executive Committee of Banco Mercantil, C.A. (Banco Universal) and Mercantil Servicios Financieros, C.A.. Chairman of the Board of Mercantil Sociedad Administradora de Entidades de Inversión Colectiva and Director of Seguros Mercantil. Director of Portafolio Mercantil de Inversión en Acciones; Portafolio Mercantil de Inversión en Renta Fija; Portafolio Mercantil de Inversión en Dólares; Portafolio Mercantil de Inversión Balanceado; Portafolio Mercantil de Inversión Wall Street and Commercebank Holding.

Armando Leirós R.
Manager of Operations and Technology of Banco Mercantil and Mercantil Servicios Financieros.

Economist graduated from Universidad Católica Andrés Bello. Has been with Mercantil for 28 years and is currently Operations and Technology Manager, member of the Executive Committee of Banco Mercantil, C.A. (Banco Universal) and Mercantil Servicios Financieros, C.A. Director of Todo1 Services. Has held various positions at Mercantil Servicios Financieros, C.A., including: Manager of Corporate Banking, Manager of Corporate and Institutional Banking, Executive President of Arrendadora Mercantil, C.A. and Banco de Inversión Mercantil, C.A., Director of Fondo Mercantil and Banco Hipotecario Mercantil, C.A. Currently a Director of Seguros Mercantil.

Subsidiaries

Banco Mercantil, C.A.
(Banco Universal)
Avenida Andrés Bello No. 1,
Edificio Mercantil.
Caracas 1050. Venezuela
Phone: (58-212) 503.1111
Telex: 27002/27003 BMER VC
Fax: (58-212) 503.1239
P. O. Box 789, Caracas 1010-A,
Venezuela
mercan24@bancomercantil.com
www.bancomercantil.com
Call Center : (58-212) 503.2424 - 600.2424

Commercebank N.A.
220 Alhambra Circle, Coral Gables,
Fl. 33134, U.S.A.
Phone: (1-305) 629.1200
Fax: (1-305) 629.1400
www.commercebankfl.com

Banco Mercantil (Schweiz) AG
Stockerstrasse 38, P.O. Box 1052.
CH-8039 Zurich, Switzerland
Phone: + 41(0) 433 444555 (master)
Fax: +41(0) 433 444 550
jfischer@bancomercantilzu.com
www.bancomercantilzuiza.com

Merinvest
Avenida Andrés Bello No. 1, Edificio
Mercantil, piso 24. Caracas, Venezuela
Phone: (58-212) 503.2700
Fax: (58-212) 503.2757
merinvest@bancomercantil.com

Seguros Mercantil
Av. Libertador sentido Este,
esquina Calle Andrés Galarraga,
Edificio Seguros Mercantil, Chacao.
Caracas, Venezuela
Phone: (58-212) 276.2000
Fax: (58-212) 276.2001
www.segurosmercantil.com

Mercantil Inversiones y Valores
Avenida Andrés Bello No. 1, Edificio
Mercantil, piso 27. Caracas, Venezuela
Phone: (58-212) 503.3361/3339
Fax: (58-212) 503.3322/0114
csuarez@bancomercantil.com

Banco del Centro
Vía España N° 120, tercer piso,
P.O. Box 60-4398
Estafeta El Dorado
Panamá, República de Panamá
Phone: (507) 223.5062
Fax: (507) 269.2055
tdeboyd@bancodelcentro.com

BMC Bank & Trust Limited
In care of UBS Trustees (Cayman) Ltd.
P.O. Box 852GT George Town,
Grand Cayman, Cayman Islands,
British West Indies
Phone: (345) 914.6000
Fax: (345) 914.4006

Banco Mercantil Venezolano NV.
Abraham Mendez Chumaceiro Bulevar 1,
Curazao, Netherlands Antilles
Phone: (5999) 461.8241/ 6526/ 3747
Fax: (5999) 461.1828
fgirigori@bancomercantilcu.com

Banco Mercantil Agencies and Branch

Miami Agency
220 Alhambra Circle, Coral Gables,
Fl. 33134, U.S.A.
Phone: (1-305) 460.8500
Fax (1-305) 460.8595/96
Telex: 68121 BMER UW
agonzalez@bancomercantilmia.com

New York Agency
11 East 51st. Street, New York,
NY, 10022-5903, U.S.A.
Phone: (1-212) 891.7400
Fax (1-212) 891.7419
darnal@bancomercantilny.com

Curaçao Branch
Abraham Chumaceiro Boulevar 1,
Willemstad, Curaçao, Netherlands Antilles
Phone: (5999) 461.8241/1706
Fax (5999) 461.11974
fgirigori@bancomercantilcu.com

Banco Mercantil Representative Offices

Bogota
Av. 82, N° 12-18, Piso 8. Aptdo. 75168,
Santafé de Bogotá, Colombia
Phone: (57-1) 635.0017
Telefax (57-1) 623.7701
amartinez@bancomercantil.com.co

Sao Paulo
Av. Paulista, N° 1842,3° andar Cj. 37 Edif.,
Cetenco Plaza, Torre Norte-Cep 01310-200
Sâo Paulo SP, Brasil,
Phone: (55-11) 287.8566
Fax (55-11) 289.5854
mercansp@uol.com.br

Lima
Ave. Libertadores, N° 347. Piso 2
San Isidro, Lima 27, Perú
Phone: (51-1) 442.3880
Fax (51-1) 442.3870
bmercantil@terra.com.pe

London
European Representative Office
Blackwell House, Guildhall Yard
London EC2V5AE
United Kingdom
Phone: (44 020) 78309615
Fax: (44 020) 78309616
psolares@bancomercantil.co.uk

Mexico
Eugenio Sue N° 58, Colonia Polanco,
Chapultepec, Delegación Miguel Hidalgo,
C.P. 11560, México, D.F.
Phone: (52-55) 282.2300
Fax (52-55) 280.9418
mercvenmex@prodigy.net.mx

Corporate Contacts

Investor Relations
Av. Andrés Bello N°1. Edificio Mercantil,
piso 25. Caracas 1050, Venezuela.
Apartado Postal 789. Caracas 1010-A
Phone: (58-212) 503.1335
Fax: (58-212) 503.1075
inversionista@bancomercantil.com

Office of the Presidency
Av. Andrés Bello N°1. Edificio Mercantil,
piso 35. Caracas 1050, Venezuela.
Apartado Postal 789. Caracas 1010-A
Phone: (58-212) 503.1995 503.1996 Fax:
(58-212) 503.1382
presidencia@bancomercantil.com

Corporate Communications
Av. Andrés Bello N°1. Edificio Mercantil,
piso 33. Caracas 1050, Venezuela.
P.O. Box 789. Caracas 1010-A
Phone: (58-212) 503.1670
Fax: (58-212) 503.1589
comunicaciones@bancomercantil.com

General Production: Corporate Communications
Photography: Walter Otto y Archivo Mercantil
Graphic Design: Chávez & López *chavezylopez@cantv.net*
Pre-press & Printing: Intenso Offset, C.A. Caracas, Venezuela. March, 2004

MERCANTIL
SERVICIOS FINANCIEROS

Avenida Andrés Bello N° 1, Edificio Mercantil
Caracas 1050, Venezuela. Phone: (58-212) 503.1111

Social Responsibility International Presence

RECEIVED

2004 JUL 28 A 11:09

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

MERCANTIL SERVICIOS FINANCIEROS, C.A. AND ITS SUBSIDIARIES

REPORT OF INDEPENDENT ACCOUNTANTS
AND CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

MERCANTIL SERVICIOS FINANCIEROS, C.A. AND ITS SUBSIDIARIES

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

Espiñeira, Sheldon y Asociados
Avenida Principal de Chuao
Edificio Del Río
Apartado 1789
Caracas 1010-A, Venezuela
Teléfono: (0212) 700 6666
Telecopier: (0212) 991 5210

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of
Mercantil Servicios Financieros, C.A.

We have audited the consolidated balance sheets of Mercantil Servicios Financieros, C.A. and its subsidiaries at December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. The preparation of these financial statements and their notes is the responsibility of the management of Mercantil Servicios Financieros, C.A. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Venezuela. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared in accordance with the rules of the Venezuelan Securities and Exchange Commission (CNV). As described in Note 2, these rules differ in certain respects from generally accepted accounting principles published by the Venezuelan Federation of Public Accountants mainly in respect of the presentation of inflation-adjusted financial statements. Mercantil Servicios Financieros, C.A. presents, as supplementary information, financial statements prepared in conformity with accounting principles generally accepted in Venezuela (see Note 31).

In our opinion, the accompanying consolidated financial statements audited by us present fairly, in all material respects, the financial position of Mercantil Servicios Financieros, C.A.

To the Shareholders and Board of Directors

and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended, in conformity with the rules of the Venezuelan Securities and Exchange Commission (CNV).

ESPIÑEIRA, SHELDON Y ASOCIADOS

Pedro Pacheco Rodríguez

CPC 27599
CNV P-810

Caracas, Venezuela
January 16, 2004

MERCANTIL SERVICIOS FINANCIEROS, C.A. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	December 31, 2003	December 31, 2002
	(Millions of bolivars)	
ASSETS		
CASH AND DUE FROM BANKS (Note 3):		
Cash	168,682	192,586
Banco Central de Venezuela	721,574	446,957
Venezuelan banks and other financial institutions	1,727	6,451
Foreign banks and other financial institutions	68,349	48,490
Pending cash items	79,856	35,429
Provision for cash and due from banks	(1,249)	(829)
	1,038,939	729,084
INVESTMENT PORTFOLIO (Note 4):		
Investments in trading securities	14,392	13,928
Investments in securities available for sale	2,597,331	2,575,772
Investments in securities held to maturity	725,314	406,250
Share trading portfolio	132,518	72,341
Investments in time deposits and placements	2,028,590	627,662
Restricted investments and repurchase agreements	167,072	249,115
	5,665,217	3,945,068
LOAN PORTFOLIO (Note 5):		
Current	4,595,660	3,898,760
Rescheduled	97,484	96,174
Overdue	78,634	73,330
In litigation	10,904	31,314
	4,782,682	4,099,578
Allowance for losses on loan portfolio	(209,840)	(183,562)
	4,572,842	3,916,016
INTEREST AND COMMISSIONS RECEIVABLE (Note 6)	116,705	92,565
LONG-TERM INVESTMENTS (Note 7)	16,867	14,009
ASSETS AVAILABLE FOR SALE (Note 8)	16,417	19,771
PROPERTY AND EQUIPMENT (Note 9)	222,119	237,537
OTHER ASSETS (Note 10)	317,035	337,668
TOTAL ASSETS	11,966,141	9,291,718
MEMORANDUM ACCOUNTS (Note 22)	17,297,226	13,194,713

The accompanying notes are an integral part of the consolidated financial statements

CONSOLIDATED BALANCE SHEET

	December 31, 2003	December 31, 2002
	(Millions of bolivars)	
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES:		
DEPOSITS (Note 11) -		
Non-interest-bearing checking accounts	1,601,935	1,079,702
Interest-bearing checking accounts	2,686,946	1,436,861
Savings deposits	2,952,330	2,610,307
Time deposits	2,359,822	2,233,196
	9,601,033	7,360,066
DEBT AUTHORIZED BY THE VENEZUELAN SECURITIES AND EXCHANGE COMMISSION (Note 12):		
Publicly traded debt securities issued by MERCANTIL	93,550	67,781
FINANCIAL LIABILITIES (Note 13):		
Liabilities to Venezuelan banks and savings and loan institutions, up to one year	31,035	30,769
Liabilities to Venezuelan banks and savings and loan institutions, more than one year	3,031	1,084
Liabilities with foreign banks and savings and loan institutions, up to one year	3,629	58,865
Liabilities with foreign banks and savings and loan institutions, more than one year	251,345	170,672
Short sale of securities	-	29,929
Liabilities under repurchase agreements	1,233	3,377
Other liabilities, up to one year	18,949	35,783
Other liabilities, more than one year	47,916	49,094
	357,138	379,573
INTEREST AND COMMISSIONS PAYABLE	22,116	24,925
OTHER LIABILITIES (Note 14)	515,515	427,669
SUBORDINATED DEBT (Note 15)	137,655	115,109
TOTAL LIABILITIES	10,727,007	8,375,123
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	2,840	2,318
SHAREHOLDERS' EQUITY (Note 20):		
Nominal capital stock	82,928	62,344
Capital inflation adjustment	191,709	191,709
Share premium	36,289	59,873
Capital reserves	163,673	161,614
Translation adjustment of net assets of subsidiaries abroad	166,633	113,516
Retained earnings	541,067	326,376
Shares repurchased and held by a subsidiary	(12,029)	(29,540)
Unrealized gain from restatement at market value of investments	66,024	28,385
TOTAL SHAREHOLDERS' EQUITY	1,236,294	914,277
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	11,966,141	9,291,718

The accompanying notes are an integral part of the consolidated financial statements

MERCANTIL SERVICIOS FINANCIEROS, C.A. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

	Years ended December 31, 2003	Years ended December 31, 2002
	(Millions of bolivars, except net income per share)	
INTEREST INCOME (Note 2):		
Income from cash and due from banks	9,643	23,761
Income from investment portfolio (Note 4)	488,911	291,689
Income from loan portfolio (Note 5)	578,886	621,097
Total interest income	1,077,440	936,547
INTEREST EXPENSE (Note 2):		
Interest on demand and savings deposits	101,508	70,395
Interest on time deposits	166,348	228,977
Interest on securities issued by MERCANTIL (Note 12)	20,485	24,975
Interest on financial liabilities	26,661	26,049
Total interest expense	315,002	350,396
GROSS FINANCIAL MARGIN	762,438	586,151
Allowance for losses on loan portfolio (Notes 2 and 5)	(160,550)	(112,871)
NET FINANCIAL MARGIN	601,888	473,280
COMMISSIONS AND OTHER INCOME:		
Trust fund operations	17,149	14,948
Foreign currency transactions (Note 21)	3,361	28,589
Commissions on customer account transactions	69,603	65,794
Commissions on letters of credit and guarantees granted	7,263	5,346
Equity in long-term investments	6,508	7,532
Exchange gain, net (Note 21)	48,993	103,060
Gain on sale of investment securities (Note 4)	34,955	13,667
Other income (Note 18)	183,301	85,514
Total commissions and other income	371,133	324,450
INSURANCE PREMIUMS, NET OF CLAIMS:		
Premiums	213,461	139,953
Claims	(178,280)	(111,755)
Total insurance premiums, net of claims	35,181	28,198
OPERATING EXPENSES:		
Salaries and employee benefits	281,288	240,526
Depreciation, property and equipment expenses, amortization of intangibles and other (Note 9)	121,933	110,908
Fees paid to regulatory agencies	22,383	15,454
Other operating expenses (Note 19)	294,883	224,345
Total operating expenses	720,487	591,233
Operating income before taxes, extraordinary item and minority interests	287,715	234,695
TAXES (Note 16):		
Current	(38,083)	(61,398)
Deferred	5,742	(1,334)
Total taxes	(32,341)	(62,732)
Net income before extraordinary item and minority interests	255,374	171,963
BENEFIT FROM UTILIZATION OF TAX LOSS CARRYFORWARDS	-	8,738
MINORITY INTERESTS	(654)	(502)
NET INCOME	254,720	180,199
NET INCOME PER SHARE (in bolivars)	473.06	332.03
NET INCOME PER SHARE BEFORE MINORITY INTERESTS (in bolivars)	474.28	332.96
WEIGHTED AVERAGE OF OUTSTANDING SHARES	538,450,444	542,718,922

The accompanying notes are an integral part of the consolidated financial statements

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2003 AND 2002

(Millions of bolivars)

	Capital stock								
	Nominal	Inflation adjustment	Share premium	Capital reserves	Translation adjustment of net assets of subsidiaries abroad	Retained earnings	Shares repurchased and held by a subsidiary (Note 20)	Unrealized gain from restatement at market value of investments (Note 2d)	Total shareholders' equity
Balances at December 31, 2001	58,648	191,709	63,569	161,245	(780)	165,139	(18,414)	(9,725)	611,391
Net income for the year	-	-	-	-	-	180,199	-	-	180,199
Shares repurchased	-	-	-	-	-	-	(11,126)	-	(11,126)
Share dividends	3,696	-	(3,696)	-	-	-	-	-	-
Cash dividends	-	-	-	-	-	(18,593)	-	-	(18,593)
Appropriation to legal reserve	-	-	-	369	-	(369)	-	-	-
Unrealized gain on investments	-	-	-	-	-	-	-	38,110	38,110
Translation adjustment of net assets of subsidiaries abroad (Note 21)	-	-	-	-	114,296	-	-	-	114,296
Balances at December 31, 2002	62,344	191,709	59,873	161,614	113,516	326,376	(29,540)	28,385	914,277
Net income for the year	-	-	-	-	-	254,720	-	-	254,720
Appropriation to legal reserve	-	-	-	2,059	-	(2,059)	-	-	-
Capital increase	23,584	-	(23,584)	-	-	-	-	-	-
Shares repurchased	-	-	-	-	-	-	(2,533)	-	(2,533)
Redemption of shares repurchased	(3,000)	-	-	-	-	(17,044)	20,044	-	-
Cash dividends	-	-	-	-	-	(20,926)	-	-	(20,926)
Unrealized gain on investments	-	-	-	-	-	-	-	37,639	37,639
Translation adjustment of net assets of subsidiaries abroad (Note 21)	-	-	-	-	53,117	-	-	-	53,117
Balances at December 31, 2003	82,928	191,709	36,289	163,673	166,633	541,067	(12,029)	66,024	1,236,294

The accompanying notes are an integral part of the consolidated financial statements

MERCANTIL SERVICIOS FINANCIEROS, C.A. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

	Years ended December 31, 2003	Years ended December 31, 2002
	(Millions of bolivars)	
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income for the year	254,720	180,199
Adjustments to reconcile net income to net cash provided by operating activities -		
Depreciation and amortization	65,983	67,538
Allowance for losses on loan portfolio	160,550	112,871
Accrual for employee termination benefits	23,289	26,209
Provision for interest receivable, assets available for sale and other assets	33,854	20,594
Equity in long-term investments	50,259	110,683
Minority interest expense	522	(13,045)
Net change in operating accounts -		
Interest and commissions receivable	(24,140)	(29,471)
Interest and commissions payable	(2,809)	10,710
Assets available for sale and other assets	(42,363)	(77,654)
Other liabilities	90,832	153,943
Payment of employee termination benefits	(26,275)	(25,214)
Net cash provided by operating activities	584,422	537,363
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net change in investment portfolio	(281,583)	(1,825,841)
Loans granted	(6,463,528)	(8,017,602)
Loans collected	5,646,151	6,469,416
Additions to property and equipment, net	(18,067)	(33,006)
Net cash used in investing activities	(1,117,027)	(3,407,033)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net change in deposits	2,240,967	2,956,101
Net change in short-term financial liabilities	(103,877)	54,252
New long-term financial liabilities	276,118	554,533
Long-term financial liabilities repaid	(194,675)	(428,134)
Net change in securities issued by MERCANTIL (debenture bonds)	25,769	7,967
Net change in subordinated debt	22,546	65,904
Cash dividends	(20,926)	(18,592)
Shares repurchased	(2,534)	(11,126)
Net cash provided by financing activities	2,243,388	3,180,905
CASH AND CASH EQUIVALENTS:		
Net increase for the year	1,710,783	311,235
At the beginning of the year	1,356,746	1,045,511
At the end of the year	3,067,529	1,356,746
SUPPLEMENTARY INFORMATION:		
Taxes paid	30,124	44,465
Interest paid	291,151	273,286
Assets received in lieu of payment	3,161	10,464
Translation adjustment of net assets of subsidiaries abroad	53,117	114,296
Unrealized gain from restatement at market value of investments	37,639	38,110

The accompanying notes are an integral part of the consolidated financial statements

NOTE 1 - REPORTING ENTITY AND REGULATORY ENVIRONMENT:

Reporting entity -

Mercantil Servicios Financieros, C.A. (MERCANTIL) was incorporated in Venezuela in 1997 and its shares are listed on the Caracas Stock Exchange (BVC). In addition, MERCANTIL has an American Depository Receipts (ADR) program, Level 1, which is listed on the Over the Counter (OTC) market in the United States of America (U.S.) with Class "B" shares as underlying assets.

MERCANTIL business activities are mainly investments in shares, bonds, equity and other liabilities in mercantile entities and, in general, any other commercial transaction required in connection with its specific objectives.

The main subsidiaries of MERCANTIL include: Banco Mercantil, C.A. (Banco Universal) in Venezuela (Banco Mercantil), 99.69% owned; Commercebank N.A., a wholly owned commercial bank in the U.S. and Seguros Mercantil, C.A., a wholly owned insurance company.

Other wholly owned consolidated subsidiaries of MERCANTIL include: Holding Mercantil Internacional and its subsidiaries Banco Mercantil Venezolano, N.V. (an off-shore bank domiciled in the Netherlands Antilles) and its subsidiary Banco del Centro, S.A. (domiciled in Panama), Banco Mercantil Schweiz AG (domiciled in Switzerland) and its subsidiary BMC Bank & Trust Limited (domiciled in Grand Cayman, B.W.I.) and Merinvest, C.A. and its subsidiaries.

Regulatory environment -

MERCANTIL is regulated by the Capital Markets Law and the CNV (Venezuelan Securities and Exchange Commission), as well as by the General Law of Banks and Other Financial Institutions in Venezuela. MERCANTIL, along with Banco Mercantil and other companies it controls, make up a Financial Group subject to the aforementioned Law, which calls for supervision on a consolidated basis. Although MERCANTIL is not a financial institution as defined by the General Law of Banks and Other Financial Institutions, in the case of MERCANTIL and in accordance with the concept of Financial Group, banking legislation allows the Superintendency of Banks and Other Financial Institutions to conduct consolidated supervision of all companies comprising this group. Furthermore, Venezuelan banking legislation in general abides by the fundamental principles for adequate supervision established by the "Basle Committee on Banking Supervision," thereby ensuring compliance with those principles and, in particular, that which calls for adequate supervision by the "home country," Venezuela in this case. Venezuelan banking legislation also establishes the legal bases for information exchange mechanisms with banking supervisors in other countries acting as host or home country, whichever the case may be.

Below is a summary of the main regulations that govern MERCANTIL and its subsidiaries:

a) Banco Mercantil, C.A. (Banco Universal) in Venezuela -
The activities of Banco Mercantil are regulated by the General Law of Banks and Other Financial Institutions (General Bank Law) and the rules of the Superintendency of Banks and Other Financial Institutions (Superintendency of Banks), Banco Central de Venezuela (BCV) and the Guarantee and Bank Protection Fund (FOGADE).

The branch and agencies abroad of Banco Mercantil have not been incorporated separately from the latter and are subject to specific requirements of the regulatory agencies in the countries where they operate in respect of prior consultation for certain transactions, quality of assets, and capital and liquidity levels, as explained below:

Banco Mercantil, C.A., Agencies in Coral Gables, FL and New York, NY (U.S.) -
These agencies are subject to banking regulations of the States of Florida and New York. In addition, they are supervised and regulated by the U.S. Federal Reserve System and the Superintendency of Banks in Venezuela.

Banco Mercantil, C.A. (Banco Universal) Curaçao Branch -
This branch is supervised and controlled by the Central Bank of the Netherlands Antilles and the Superintendency of Banks in Venezuela.

b) Commercebank N.A. -
This bank, incorporated and domiciled in accordance with the laws of the United States of America, is supervised and regulated by the Office of the Comptroller of the Currency (OCC). Its Head Office, Commercebank Holding Co., is supervised by the Federal Reserve Bank. It is also a member of the federal agency Federal Deposit Insurance Corporation (FDIC) under the Bank Insurance Fund (BIF) unit.

c) Seguros Mercantil, C.A. -
This company is incorporated in Venezuela and regulated by the Law of Insurers and Reinsurers and its regulations, and by the accounting rules of the Venezuelan Superintendency of Insurance.

d) Banco Mercantil Venezolano, N.V. -
This bank is incorporated, domiciled and regulated by the laws of the Netherlands Antilles and supervised and controlled by the Central Bank of the Netherlands Antilles.

e) Banco del Centro, S.A. -
This bank is incorporated, domiciled and regulated by the laws of the Republic of Panama and supervised by the Superintendency of Banks of Panama.

f) Banco Mercantil Schweiz AG -
This bank is incorporated, domiciled and regulated by the laws of Switzerland and supervised by the Swiss Federal Banking Commission and the Swiss National Bank.

g) BMC Bank & Trust Limited -
This bank is incorporated, domiciled and regulated by the laws of the Cayman Islands and supervised by the Cayman Islands Monetary Authority.

h) Merinvest, C.A. -
This subsidiary was incorporated in Venezuela and is a holding company for subsidiaries engaged in securities brokerage and investment (mutual funds) banking. It is regulated by the CNV, the Capital Markets Law and the Law of Collective Investment Entities.

NOTE 2 - ACCOUNTING PRINCIPLES IN USE:

MERCANTIL complies with the rules set out in the Accounting Manual and Plan of Accounts of the CNV. When these rules contain no specific instructions, MERCANTIL follows accounting principles generally accepted in Venezuela. CNV rules differ from the aforementioned accounting principles in the following respects:

a) Presentation of contracted amounts in transactions with derivative financial instruments: in accordance with CNV rules, these transactions are presented as Memorandum accounts instead of in the balance sheet, as required by the aforementioned accounting principles.

b) Presentation of inflation-adjusted financial statements: according to CNV instructions, MERCANTIL must not present the effects of inflation as from 1999, while accounting principles require the continuation of such adjustment. CNV has ruled that the methodology to be used by MERCANTIL for the presentation of its nominal financial statements is International Accounting Standard No. 29 (IAS 29). In accordance with this standard, when an economy is no longer hyperinflationary and an entity ceases to prepare and present inflation-adjusted financial statements, it should then take into consideration the amounts expressed in terms of purchasing power at the end of the previous reporting period as a basis for presentation of financial statements expressed in nominal bolivars.

Therefore, MERCANTIL considered the amounts expressed in terms of purchasing power at December 31, 1999 as the basis for presenting its financial statements expressed in nominal bolivars for subsequent periods.

Financial statements presented in accordance with accounting principles generally accepted in Venezuela are included as supplementary information.

Below is a summary of the accounting principles used in the preparation of the consolidated financial statements:

a) Consolidation

The consolidated financial statements at December 31, 2003 and 2002 include the accounts of MERCANTIL and its more than 50%-owned subsidiaries at that date. All significant intercompany transactions and balances have been eliminated in consolidation.

MERCANTIL presents the investments in its 20%-50%-owned affiliates under the equity method (see Note 7).

b) Use of estimates in the preparation of financial statements

The preparation of financial statements and their notes requires management to make estimates and assumptions that affect the amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as amounts of income and expenses for the reporting periods. Actual results may differ from those estimates.

c) Translation of the financial statements of the branch, agencies and subsidiaries abroad

Assets and liabilities are translated at the year-end exchange rate. Equity accounts are translated at the historic exchange rate and income statement accounts at the average exchange rate for the period. The effect from translation is recorded in shareholders' equity (see u) below).

d) Investment portfolio

Investments are classified upon acquisition, based on their nature and intended use, as Investments in trading securities, Investments in securities available for sale, Investments in securities held to maturity, Share trading portfolio, Investments in time deposits and placements and Restricted investments and repurchase agreements, and they are accounted for as indicated below:

Investments in trading securities -
These investments are recorded at fair value and comprise investments in debt securities which may be converted into cash within 90 days of their acquisition. Unrealized gains or losses resulting from differences in fair values are included in the results for the period.

Investments in securities available for sale -
Investments in debt securities available for sale are recorded at fair value and unrealized gains or losses resulting from differences in fair values are included in shareholders' equity. Investments in securities available for sale not listed on the stock exchange and whose fair value is not easily determined are recorded at cost.

Investments in debt securities issued by the Venezuelan government and denominated in foreign currency, which have been acquired under the current foreign exchange control system (see Note 21) and paid for in bolivars based on the official exchange rate, are recorded at cost since there is no authorized market in bolivars in Venezuela for securities that make up these issues. Market terms will be established by BCV according to Exchange Agreement No. 4. Estimated present value in bolivars of expected cash flows is higher than book value.

Investments in securities held to maturity -
These are investments in debt securities that MERCANTIL has the firm intention and ability to hold until their maturity; they are recorded at cost, adjusted for amortization of premiums or discounts. Discounts or premiums on acquisition are amortized to results. Investments in securities denominated in foreign currency are shown at amortized cost translated at the year-end exchange rate.

Share trading portfolio -
These include investments in shares to be publicly traded. For investments in publicly traded shares, unrealized gains or losses resulting from differences in fair value are recorded in shareholders' equity. Investments in shares not publicly traded are recorded at cost.

Investments in time deposits and placements -
These investments are in respect of funds deposited in financial institutions.

Restricted investments and repurchase agreements -
Restricted investments include repurchase operations and other investments whose property rights are restricted or pledged as loan guarantees. They are valued using the same criterion as that used for the investments that gave rise to them.

In general, for all portfolio investments, permanent losses resulting from decreases in fair value are recorded in the results for the period in which they occur. Any subsequent recovery of the fair value does not affect the new cost basis.

In the case of investments in debt securities for trade or available for sale not listed on the stock exchange, their fair value is determined by the present value of future cash flows of securities, from purchase-sale operations on the secondary market or from specific market prices of financial instruments with similar characteristics.

e) Investments in securities acquired under resale agreements

Investments in securities acquired under resale agreements are recorded as Restricted investments for the amounts paid in the transaction. Differences on resale are recorded under Interest income (see Note 4).

f) Loan portfolio

Rescheduled loans are those whose original repayment schedule, term or other conditions have been modified at the request of the debtor and in certain other circumstances.

Loans are classified as overdue 30 days after maturity date. Term loan installments are shown as overdue if repayment is delayed by more than 30 days. When any related installment is more than 90 days past due, the entire principal balance is classified as overdue.

Loans in litigation are those that are in the process of being collected through legal proceedings.

g) Allowances for risks of uncollectibility of loan portfolio and contingent loans

The allowance for losses on the loan portfolio and contingent loans is determined based on a collectibility assessment aimed at quantifying the specific allowance to be set aside for each loan considering, among other things, economic conditions, client credit risk, credit history and guarantees received.

Loans for minor amounts and of similar nature are assessed as a whole to determine applicable allowances.

h) Assets available for sale

Personal and real property received as repayment of loans considered uncollectible is amortized using the straight-line method over one and three years, respectively. These assets are shown at cost (represented by the lower of assignment value, debt book value excluding interest, and market value or asset appraisal), net of accumulated amortization (see Note 8). Fully depreciated personal and real property is included in Memorandum accounts.

Idle assets are those no longer used. These assets are depreciated over 24 months and their book value does not exceed their market value.

i) Property and equipment

Until December 31, 1999, Property and equipment was recorded at inflation-adjusted cost, net of accumulated depreciation. From 2000 new additions are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Fully-depreciated property and equipment is included under Memorandum accounts.

j) Other assets

MERCANTIL and its subsidiaries assess collectibility of these assets using the same criteria, where applicable, as those applied to the loan portfolio and, furthermore, sets aside provisions as required for those items based on their nature or aging.

k) Deferred and systems development expenses

Deferred expenses are mainly in respect of office installation and improvement expenses. These expenses, as well as those incurred for systems development, are recorded at cost, net of accumulated amortization. Amortization is calculated using the straight-line method over four years.

l) Goodwill

Goodwill is in respect of excess cost over book value of shares acquired and is amortized using the straight-line method over 20 years (see Note 10).

m) Deferred income tax

MERCANTIL and its subsidiaries compute deferred income tax in respect of timing differences between financial and tax income which are expected to be realizable in future periods and are mainly represented by provisions that are tax-deductible in subsequent periods. A deferred income tax debit (asset) is recorded when, in the opinion of management, there is reasonable expectation that future tax results will allow it to be realized.

n) Liabilities under repurchase agreements

Liabilities under repurchase agreements are treated as financing operations and recorded as liabilities for the amounts of the funds obtained from these transactions. The difference in respect of the repurchase price is recorded as Interest expense over the term of the liability.

o) Reserves for insurance operations

Life insurance reserves are calculated based on the estimated rates of return on future investments and expected mortality rates. These reserves are certified by independent actuaries. Reserves for current risks are equivalent to the amount of premiums collected but not earned, net of returns.

The reserve for pending claims is a reasonable estimate based on information available on claims made before the end of the period.

p) Accrual for employee termination benefits

The Venezuelan Labor Law provides for employee termination benefits and, under certain circumstances, for an additional indemnity payment for unjustified dismissals. MERCANTIL and its Venezuelan subsidiaries record expenses in this connection as incurred and use estimates for the cost of unjustified dismissals based on experience.

q) Employee benefit plans

MERCANTIL has, for some of its Venezuelan subsidiaries, a long-term defined-benefit pension plan covering all eligible employees that also provides certain additional retirement benefits. The related costs and liability are calculated using internationally accepted actuarial and accounting methods. These costs are expensed and the actuarial bases are revised regularly.

MERCANTIL uses an actuarial method known as the "Projected Unit Credit method" to calculate the present value of the Defined Benefit Obligation (DBO).

In addition, Commercebank has a benefit plan (401k) in which MERCANTIL contributes a fixed percentage of participating employees' salaries (see Note 17).

MERCANTIL provides a long-term stock option plan to certain key officers for the acquisition of its shares (see Note 17). Contributions made by MERCANTIL for the acquisition of these shares are recorded in the results as paid.

r) Securities under spot agreements

MERCANTIL records under Memorandum accounts commitments in respect of securities acquired through spot agreements. Differences between the fair value of the agreement and the agreed-upon price are recorded in Other assets and shareholders' equity.

s) Derivative financial instruments

A derivative is a financial instrument or other agreement based on an underlying asset and recorded at contractual value. The yield is produced by the evolution of the underlying asset.

According to the rules of the CNV, market values of transactions with derivative financial instruments are included under Memorandum accounts (see Note 22). Gains and losses from fluctuation in market value of derivative financial instruments are included in the results for the period.

t) Recognition of revenue and expenses

Income, costs and expenses are recorded as earned or incurred, respectively. Interest on overdue or litigated loan portfolios or other credits classified as having high recoverability risk is recorded as income when collected. Interest collected in advance is recorded as income when earned (see Note 14).

Commissions from loans granted are recorded as income over the terms of these loans.

Income from financial lease contracts and amortization costs of leased property are shown as Interest income, net.

u) Foreign currency

Foreign currency transactions, mainly in U.S. dollars (US$), Colombian pesos (Ps) and Swiss francs (CHF) are recorded at the exchange rate in effect at the date of the transaction. Foreign currency balances at December 31, 2003 are shown at the exchange rates of Bs 1,596/US$1, Bs 0.5744/Ps1 and Bs 1,282.03/CHF1 (Bs 1,399.50/US$1, Bs 0.4885/Ps1 and Bs 1,007.34/CHF1 at December 31, 2002), as established in the Exchange Agreements described in Note 21. Exchange gains and losses are included in the results for the year, except those in respect of investments in debt securities available for sale and investments in shares publicly traded denominated in foreign currency, which are included in shareholders' equity.

v) Net income per share

Net income per share is determined by dividing net income for the year by the weighted average of outstanding shares, adjusted for stock dividends considered as issued for both years.

w) Assets received in trust

Assets received in trust are valued using the same parameters as those that MERCANTIL uses to value its own assets. Investments in securities are valued using the same method as that used for Investments held to maturity (see Note 2d). Permanent impairment in the value of investments is recorded in the results of the trust for the period in which it occurs.

x) Cash flows

For the purpose of the consolidated statement of cash flows, MERCANTIL considers as cash equivalents Cash and due from banks and Investments in time deposits and placements.

y) Risk management

For the purposes of risk management, MERCANTIL has classified risks as: credit, market and operational and for each it establishes policies, limits, and methodology for assessment, measurement, control and mitigation thereof. A certain amount of capital is assigned for each type of risk.

NOTE 3 - CASH AND DUE FROM BANKS:

The main bank subsidiaries must maintain minimum balances of Cash and due from banks in foreign and local currencies as set out by the regulatory entities. These balances are determined based on deposits and other liability accounts of subsidiaries. In the case of Banco Mercantil, this balance is placed with BCV and, at December 31, 2003, amounts to Bs 669,668 million and US$1,178,145 (Bs 422,517 million and US$2,738,000 at December 31, 2002). A portion of these deposits earned interest until July 2003. Other subsidiaries maintain balances at December 31, 2003 of US$15,746,000 (US$12,920,000 at December 31, 2002).

Pending cash items are in respect of checks received and in the process of collection from other financial institutions.

NOTE 4 - INVESTMENT PORTFOLIO:

Investment portfolio comprises the following:

	December 31, 2003				December 31, 2002			
	Cost	Unrealized gain	Unrealized loss	Book value (equivalent to market value)	Cost	Unrealized gain	Unrealized loss	Book value (equivalent to market value)
	(Millions of bolivars)							
Investments in trading securities:								
Investments in securities issued by Venezuelan entities - Securities issued or guaranteed by the government of the Bolivarian Republic of Venezuela -								
In foreign currency	14,129	275	(29)	14,375	8,350	-	-	8,350
Other investments	17	-	-	17	3,268	-	-	3,268
	14,146	275	(29)	14,392	11,618	-	-	11,618
Investments in securities issued by entities in the United States of America - Other investments	-	-	-	-	2,310	-	-	2,310
	14,146	275	(29)	14,392	13,928	-	-	13,928
Investments available for sale:								
Investments in securities issued by Venezuelan entities - Securities issued or guaranteed by the Bolivarian Republic of Venezuela -								
In local currency	190,371	1,854	(817)	191,408	152,090	1,827	(1,677)	152,240
In foreign currency	35,102	258	(32)	35,328	16,258	348	(350)	16,256
	225,473	2,112	(849)	226,736	168,348	2,175	(2,027)	168,496
Other investments	126	-	(126)	-	1,100	10	(495)	615
	225,599	2,112	(975)	226,736	169,448	2,185	(2,522)	169,111
Investments in securities issued by entities in the United States of America -								
Securities issued or guaranteed by the government of the United States of America (1)	692,594	2,820	(3,935)	691,479	470,612	3,762	(2,288)	472,086
Debt in companies sponsored and supervised by the government of the United States of America (2)	1,395,249	6,543	(3,707)	1,398,085	1,484,512	17,624	(2,649)	1,499,487
Securities issued by the National Treasury of the United States of America	191,368	537	(154)	191,751	89,205	5,859	(4,643)	90,421
Other investments	42,041	1,341	(685)	42,697	246,248	1,410	(7,688)	239,970
	2,321,252	11,241	(8,481)	2,324,012	2,290,577	28,655	(17,268)	2,301,964
Investments in other countries	45,879	756	(52)	46,583	103,746	1,239	(288)	104,697
	2,592,730	14,109	(9,508)	2,597,331	2,563,771	32,079	(20,078)	2,575,772

(1) Includes the Government National Mortgage Association and the Small Business Administration.

(2) Includes the Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, Federal Home Loan Bank and the Federal Farm Credit Bank.

	December 31, 2003				December 31, 2002			
	Cost	Unrealized gain	Unrealized loss	Amortized cost	Cost	Unrealized gain	Unrealized loss	Amortized cost
				(Millions of bolivars)				
Investments in securities held to maturity:								
Investments in trading securities issued by Venezuelan entities - Securities issued or guaranteed by the government of the Bolivarian Republic of Venezuela -								
In local currency	467,407	426	(4,818)	463,015	344,857	643	(7,980)	337,520
In foreign currency	100,596	-	-	100,596	-	-	-	-
	568,003	426	(4,818)	563,611	344,857	643	(7,980)	337,520
Investments in securities issued by entities in the United States of America -								
Debt in companies sponsored and supervised by the government of the United States of America (1)	111,795	658	(46)	112,407	20,362	313	-	20,675
Preferred stock mandatorily redeemable (2)	10,405	118	(47)	10,476	34,889	-	-	34,889
Other investments	26,477	-	-	26,477	2,116	26	-	2,142
	148,677	776	(93)	149,360	57,367	339	-	57,706
Investments in other countries	12,343	-	-	12,343	11,024	-	-	11,024
	729,023	1,202	(4,911)	725,314	413,248	982	(7,980)	406,250

(1) Includes the Federal National Mortgage Association.

(2) Includes shares of the Federal Home Loan Bank, Federal Reserve Bank and private companies.

	December 31, 2003				December 31, 2002			
	Cost	Unrealized gain	Unrealized loss	Book value (equivalent to market value)	Cost	Unrealized gain	Unrealized loss	Book value (equivalent to market value)
				(Millions of bolivars)				
Share trading portfolio:								
Shares issued by Venezuelan companies (1)	36,757	36,082	(18,002)	54,837	35,066	6,291	(1,848)	39,509
Shares issued by foreign companies (2)	31,229	46,452	-	77,681	14,375	18,457	-	32,832
	67,986	82,534	(18,002)	132,518	49,441	24,748	(1,848)	72,341

(1) Mainly includes C.A. Nacional Teléfonos de Venezuela (CANTV) ADS equivalent to 1.4% of its capital stock.

(2) Mainly includes Bancolombia, S.A. shares equivalent to 5.7% of its capital stock.

	December 31, 2003		December 31, 2002	
	Cost	Market value	Cost	Market value
		(Millions of bolivars)		
Investments in time deposits and placements:				
Investments in securities issued by Venezuelan entities - Time deposits -				
In Banco Central de Venezuela	1,826,250	1,826,250	155,515	155,515
In financial institutions	-	-	7,760	7,760
Overnight deposits	13,700	13,700	43,600	43,600
	1,839,950	1,839,950	206,875	206,875
Investments in securities issued by entities in the United States of America -				
Time deposits	83,152	83,152	140,413	140,413
Overnight deposits	36,485	36,485	252,441	252,441
	119,637	119,637	392,854	392,854
Investments in securities issued by foreign entities	69,003	69,003	27,933	27,933
	2,028,590	2,028,590	627,662	627,662

	December 31, 2003		December 31, 2002	
	Cost	Market value	Cost	Market value
	(Millions of bolivars)			
Restricted investments and repurchase agreements:				
Securities issued by the Bolivarian Republic of Venezuela	9,756	9,849	8,953	8,953
Securities under repurchase agreements with Banco Central de Venezuela	133,814	133,814	235,696	235,696
Securities issued or guaranteed by the government of the United States of America	22,832	23,126	296	296
Other	283	283	4,170	4,170
	166,685	167,072	249,115	249,115

Below is the classification of investments by maturity at December 31, 2003:

	Investments available for sale			Investments held to maturity		
	Cost	Book value (equivalent to market value)	Yield % (1)	Cost	Amortized cost	Yield % (1)
	(Millions of bolivars)					
In bolivars:						
Less than 1 year	99,605	100,145	21.99	76,917	76,082	21.80
From 1 to 5 years	90,766	91,263	26.10	390,490	386,933	20.71
In U.S. dollars:						
Less than 1 year	206,183	207,083	3.29	7,335	7,335	6.55
From 1 to 5 years	464,189	466,084	4.09	24,393	24,393	3.25
From 5 to 10 years	1,731,988	1,732,756	4.75	229,887	230,571	6.57
	2,592,731	2,597,331		729,022	725,314	

(1) The yield of securities is based on amortized cost at year-end. Yield is calculated by dividing income from securities (including premium amortization or discounts) by amortized cost. The effect of changes in fair value is not recognized.

In addition, National Public Debt Bonds in bolivars include Bs 289,583 million under exchange indexing clauses at variable quarterly interest. The rate of return on these bonds will be the higher of: a) 80-85% of the Market Lending Rate and b) three-month LIBOR plus a 100 basic-point margin, plus the rate of devaluation of the bolivar in respect of the U.S. dollar calculated annually.

Of the total investment portfolio, Bs 44,965 million and US$359 million (Bs 263,146 million and US$278 million at December 31, 2002) are in respect of assigned investments (see Note 11).

Investments available for sale include US$146 million that Commercebank must maintain as part of advances received for a nationwide housing program (US$125 million at December 31, 2002) (see Note 13).

During the year ended December 31, 2003, net income of Bs 34,955 million (Bs 13,667 million during the year ended December 31, 2002) was recorded on the sale of Investments available for sale and Share trading portfolio.

During 2003 the subsidiary Commercebank transferred investments in debt securities issued by government entities in the United States of America of US$61.5 million (Bs 98,154 million) from Investments in securities available for sale to Investments in securities held to maturity.

With the principal objective of improving the maturity profile of the National Public Debt, in November 2002 the Ministry of Finance invited all holders of National Public Debt Bonds (BDPN) to participate voluntarily in an exchange operation involving BDPN. Banco Mercantil participated in this operation by exchanging BDPNs with a total carrying value of Bs 306,624 million; no gain or loss arose on the operation.

The control environment of MERCANTIL includes policies and procedures to determine investment risks by entity and economic sector. At December 31, 2003, MERCANTIL has investment securities issued or guaranteed by the Venezuelan government and investment securities with BCV, which represent 14% and 35%, respectively, of its Investment portfolio (13% and 5%, respectively, at December 31, 2002). Furthermore, MERCANTIL has investments in bonds issued by the government and agencies of the United States of America, which represent 43% of its Investment portfolio (57% at December 31, 2002).

NOTE 5 - LOAN PORTFOLIO:

The loan portfolio is classified as follows:

	December 31, 2003						December 31, 2002	
	Current	Rescheduled	Overdue	In litigation	Total	%	Total	%
			(Millions of bolivars)					
Economic activity:								
Commercial	2,381,573	10,625	39,781	2,724	2,434,703	51	1,782,411	44
Foreign trade	312,849	4,629	4,086	-	321,564	7	387,907	9
Construction	549,963	-	4,642	1,376	555,981	12	430,092	10
Industrial	325,012	33,805	9,990	886	369,693	8	409,160	11
Services	197,928	17,367	4,357	2,364	222,016	5	227,765	6
Agriculture	233,917	-	9,179	740	243,836	5	218,030	5
Consumer	172,606	-	237	-	172,843	4	162,894	4
Home purchase	129,568	25,030	4,028	2,176	160,802	2	175,952	4
Car loans	55,601	3,014	1,148	-	59,763	1	83,698	2
Other	236,643	3,014	1,186	638	241,481	5	221,669	5
	4,595,660	97,484	78,634	10,904	4,782,682	100	4,099,578	100
Guarantee:								
Unsecured	1,409,427	11,506	44,111	20	1,465,064	31	1,500,458	37
Pledged	736,508	47,325	4,496	464	788,793	16	680,921	41
Mortgage	2,022,157	38,630	24,388	8,325	2,093,500	44	1,542,557	13
Debenture	427,568	23	5,639	2,095	435,325	9	375,642	9
	4,595,660	97,484	78,634	10,904	4,782,682	100	4,099,578	100

	December 31, 2003						December 31, 2002	
	Current	Rescheduled	Overdue	In litigation	Total	%	Total	%
	(Millions of bolivars)							
Maturity:								
Up to three months	1,687,367	658	33,276	8,116	1,729,417	36	1,762,934	43
Three to six months	530,683	5,773	5,214	67	541,737	11	344,907	8
Six months to one year	454,514	18,455	38,081	81	511,131	11	394,658	10
One to two years	534,995	2,600	1,779	1,711	541,085	11	319,288	8
Two to three years	359,595	845	199	158	360,797	8	262,575	6
Three to four years	170,008	5,731	66	215	176,020	4	237,215	6
Four to five years	183,735	10,149	5	397	194,286	4	166,009	4
Over five years	674,763	53,273	14	159	728,209	15	611,992	15
	4,595,660	97,484	78,634	10,904	4,782,682	100	4,099,578	100
Geographical location of debtor:								
Venezuela	1,876,331	85,581	75,358	9,636	2,046,906	43	2,109,484	51
United States of America	2,098,133	1,229	3,011	1,233	2,103,606	44	1,418,210	35
Mexico	213,075	7,665	-	-	220,740	5	177,206	4
Peru	20,692	-	-	-	20,692	-	32,033	-
Colombia	29,245	3,009	97	35	32,386	1	69,119	2
Switzerland	99,277	-	-	-	99,277	2	73,852	2
Panama	37,052	-	-	-	37,052	1	31,909	-
El Salvador	39,311	-	-	-	39,311	1	21,070	-
Honduras	31,956	-	-	-	31,956	1	23,574	-
Guatemala	29,652	-	-	-	29,652	-	14,202	1
Other countries	120,936	-	168	-	121,104	2	128,919	5
	4,595,660	97,484	78,634	10,904	4,782,682	100	4,099,578	100

	December 31, 2003		December 31, 2002	
	Millions of bolivars	%	Millions of bolivars	%
Risk:				
Normal	4,322,230	91	3,628,232	89
Potential	128,982	3	201,115	5
Real	253,281	5	186,107	4
High	70,040	1	74,552	2
Unrecoverable	8,149	-	9,572	-
	4,782,682	100	4,099,578	100

Below is the movement of the allowance for losses on loan portfolio:

	Years ended December 31,	
	2003	2002
	(Millions of bolivars)	
Balance at the beginning of the year	183,562	139,401
Provided in the year	160,550	112,871
Effect from translating allowances in foreign currency	11,116	37,900
Release of allowance	(479)	(2,067)
Write-off of uncollectible accounts	(136,141)	(105,359)
Transfers from (to) other reserves	(8,768)	816
Balance at the end of the year	209,840	183,562

The allowance includes an additional component to cover possible differences that could affect management's estimates of realized losses which, at December 31, 2003 and 2002, represent 2% of the principal balance of the loan portfolio.

During the year ended December 31, 2003, interest accrued but not recorded as income on overdue loans and loans in litigation amounted to Bs 42,029 million (Bs 69,579 million during the year ended December 31, 2002). Interest on loan portfolio for the year ended December 31, 2003 includes Bs 45,964 million (Bs 30,729 million during the year ended December 31, 2002) for interest collected on overdue loans and loans in litigation, which had been deferred in previous years.

During the year ended December 31, 2003, unrecoverable loans from previous years for Bs 16,884 million were collected (Bs 6,271 million during the year ended December 31, 2002) and are shown under Other income.

The control environment of MERCANTIL includes policies and procedures to determine credit risks by client and economic sector. The concentration of risk is limited since loans are granted in a variety of economic sectors and to a large number of clients. At December 31, 2003 and 2002, MERCANTIL does not have significant risk concentrations in its consolidated loan portfolio.

NOTE 6 - INTEREST AND COMMISSIONS RECEIVABLE:

Interest and commissions receivable comprise the following:

	December 31, 2003	December 31, 2002
	(Millions of bolivars)	
Interest on:		
Loan portfolio	41,619	55,878
Investment securities	74,755	35,251
	116,374	91,129
Commissions receivable	8,596	7,168
Provision for contingent losses	(8,265)	(5,732)
	116,705	92,565

NOTE 7 - LONG-TERM INVESTMENTS:

Long-term investments recorded by the equity method comprise the following:

		December 31, 2003			December 31, 2002		
	Par value	Number of shares	Equity	Millions of bolivars	Number of shares	Equity	Millions of bolivars
			%			%	
Todo 1 Services, Inc.	1,596 (1)	16,673,101	38.89	2,173	15,141,728	38.89	2,764
Cestaticket Accor Services, C.A. (formerly Servicios Empresariales, C.A.)	100	37,088	43.00	10,157	37,088	43.00	2,344
Proyectos Conexus	100	343,334	33.33	754	343,334	33.33	614
Corporación para el Desarrollo de Medina Corpomedina, C.A.	1,000	325,430	50.00	106	325,430	50.00	315
Other				3,677			7,972
				16,867			14,009

(1) Equivalent to par value of US$1.00 per share.

During the year ended December 31, 2003, MERCANTIL recorded income of Bs 10,662 million (Bs 10,579 million during the year ended December 31, 2002) arising from equity in the results of Cestaticket Accor Services, C.A. (formerly Servicios Empresariales, C.A.). That same year, MERCANTIL received dividends of Bs 2,849 million (Bs 10,588 million during the year ended December 31, 2002).

In February 2000, MERCANTIL formed a strategic alliance with the financial institutions Bancolombia and Conavi in Colombia and Banco Pichincha in Ecuador to jointly establish Todo 1 Services, Inc., an entity incorporated and domiciled in the United States of America. This alliance is aimed at combining individual business skills of these companies to develop e-business in the aforementioned countries and Spanish-speaking markets in general. As a result of this alliance, during the year ended December 31, 2003, MERCANTIL charged Bs 5,823 million to Equity in long-term investments (Bs 3,907 million during the year ended December 31, 2002).

NOTE 8 - ASSETS AVAILABLE FOR SALE:

Assets available for sale comprise the following:

	December 31, 2003	December 31, 2002
	(Millions of bolivars)	
Real property received in lieu of payment	17,536	31,074
Personal property received in lieu of payment	216	613
Idle assets	11,273	3,740
Property acquired or built for sale	241	765
Other assets available for sale	1,490	389
Accumulated amortization	(14,339)	(16,810)
	16,417	19,771

During the year ended December 31, 2003, MERCANTIL recorded amortization expense in respect of assets available for sale of Bs 13,692 million (Bs 15,468 million during the year ended December 31, 2002) (see Note 2h).

NOTE 9 - PROPERTY AND EQUIPMENT:

Property and equipment comprises the following:

	December 31, 2003			December 31, 2002		
	Cost	Accumulated depreciation	Book value	Cost	Accumulated depreciation	Book value
	(Millions of bolivars)					
Buildings and facilities	223,783	(87,878)	135,905	242,013	(83,310)	158,703
Office furniture and equipment	148,975	(109,080)	39,895	134,018	(89,141)	44,877
Land	24,830	-	24,830	23,812	-	23,812
Other property	22,101	(612)	21,489	10,796	(651)	10,145
	419,689	(197,570)	222,119	410,639	(173,102)	237,537

During the year ended December 31, 2003, MERCANTIL recorded depreciation expense of Bs 33,487 million (Bs 37,384 million during the year ended December 31, 2002).

At December 31, 2003, Property and equipment includes buildings, facilities and land with a book value of Bs 160,735 million, which have an estimated fair market value of Bs 359,976 million, based on appraisals conducted by independent appraisers in June 2003.

Below is a summary of the useful lives assigned to property and equipment:

	Useful life (years)	Remaining useful life (years)
Buildings and facilities	40	26
Office furniture and equipment	4-10	7
Other property	5	5

NOTE 10 - OTHER ASSETS:

Other assets comprise the following:

	December 31, 2003	December 31, 2002
	(Millions of bolivars)	
Goodwill:		
Interbank, C.A. (Banco Universal), net of accumulated amortization of Bs 19,684 million (Bs 13,086 million at December 31, 2002)	111,539	118,137
C.A. Seguros Orinoco, net of accumulated amortization of Bs 2,121 million (Bs 984 million at December 31, 2002)	17,479	18,616
Seguros Mercantil, C.A., net of accumulated amortization of Bs 826 million at December 31, 2003 (Bs 569 million at December 31, 2002)	3,973	4,221
Carried forward	132,991	140,974

	December 31, 2003	December 31, 2002
	(Millions of bolivars)	
Brought forward	132,991	140,974
Premium on acquisition of net assets of Banco Capital, C.A., net of accumulated amortization of Bs 2,146 million (Bs 1,440 million at December 31, 2002)	4,943	5,649
Deferred expenses, net of accumulated amortization of Bs 30,117 million (Bs 14,508 million at December 31, 2002)	37,154	41,443
Insurance premiums receivable	34,437	25,526
Deferred income tax (Note 16)	27,765	15,859
Systems development, net of accumulated amortization of Bs 51,777 million (Bs 35,028 million at December 31, 2002)	24,126	28,301
Accounts receivable	20,920	47,201
Other prepaid expenses	13,388	10,839
Prepaid taxes	6,691	6,510
Prepaid advertising	6,081	467
Pending items	3,942	12,191
Stationery and office supplies	3,529	2,072
Advances for acquisition of real property	2,936	3,577
Accounts receivable from other credit card issuing institutions	2,145	3,068
Accounts receivable from reinsurers	1,967	1,829
Main office, branch and agencies of Banco Mercantil	407	1,833
Other	1,977	2,421
	187,465	203,137
	325,399	349,760
Allowance for estimated losses on other assets	(8,364)	(12,092)
	317,035	337,668

In 2000 and 2001, MERCANTIL acquired a majority shareholding in a commercial bank in Venezuela (Interbank, C.A.) and an insurance company (C.A. Seguros Orinoco), giving rise to goodwill of Bs 131,223 million and Bs 19,600 million, respectively. These two companies were later merged into Banco Mercantil and Seguros Mercantil, C.A., respectively, and there are guarantees from former shareholders regarding the recovery of certain assets and the favorable outcome of certain contingencies for a period of between 5 to 10 years. In 1998 MERCANTIL acquired 49% of Seguros Mercantil, C.A.

The balances of Pending items and Main office, branch and agencies of Banco Mercantil are mainly in connection with lending operations between Banco Mercantil offices, which are pending identification and final recording at monthly cutoff. Most of these operations clear during the first few days of the following month. Deposits with these same characteristics are included under Other liabilities (see Note 14).

NOTE 11 - DEPOSITS:

Deposits comprise the following:

Type of deposit:

	December 31, 2003		December 31, 2002	
	Millions of bolivars	%	Millions of bolivars	%
Non-interest-bearing checking accounts	1,601,935	17	1,079,702	15
Interest-bearing checking accounts	2,686,946	28	1,436,861	20
Savings accounts	2,952,330	31	2,610,307	35
Time deposits	2,359,822	24	2,233,196	30
	9,601,033	100	7,360,066	100

Time deposits by maturity:

Up to 30 days	1,393,254	59	1,134,803	51
31 to 60 days	317,448	13	385,464	17
61 to 90 days	273,927	12	292,039	13
91 to 180 days	170,923	7	215,384	10
181 to 360 days	104,539	5	105,051	5
Over 360 days	99,731	4	100,455	4
	2,359,822	100	2,233,196	100

Deposits earn interest at the rates shown below:

	December 31, 2003				December 31, 2002			
	Deposits in bolivars		Deposits in U.S. dollars		Deposits in bolivars		Deposits in U.S. dollars	
	Minimum rate	Maximum rate	Minimum rate	Maximum rate	Minimum rate	Maximum rate	Minimum rate	Maximum rate
	%		%		%		%	
Interest-bearing checking accounts	1.00	3.50	0.10	0.70	2.00	4.50	0.13	2.38
Savings deposits	2.00	12.00	0.10	1.30	1.50	25.00	0.20	2.00
Time deposits	8.92	20.00	0.01	6.57	12.00	35.00	0.25	5.86

At December 31, 2003, Deposits include Bs 44,965 million and US$359 million (Bs 263,146 million and US$278 million at December 31, 2002) in respect of assigned investments (see Note 4).

NOTE 12 - DEBT AUTHORIZED BY THE VENEZUELAN SECURITIES AND EXCHANGE COMMISSION:

At December 31, 2003, MERCANTIL has issued by public offering debenture bonds and commercial paper with the following characteristics:

a) Debenture bonds -

	Amount of issue	Amount placed	Current balance	Date of issue	Term	Percentage of return on TAM (*)
	(Millions of bolivars)				(Years)	%
Issue 2001-I	20,000	20,000	-	October 2001	2	90
Issue 2001-III	10,000	10,000	-	December 2001	2	89
Issue 2001-II	25,000	25,000	25,000	October 2001	3	92-94-96
Issue 2001-IV	15,000	15,000	15,000	December 2001	3	92
Issue 2003-I	20,000	20,000	20,000	May-June 2003	1	82-84
Issue 2003-I	5,000	5,000	5,000	October 2003	1	80
Issue 2003-II	20,000	20,000	20,000	May-June 2003	2	90
Issue 2003-II	5,000	5,000	5,000	October 2003	2	80
	120,000	120,000	90,000			

b) Commercial paper -

	Amount of issue	Amount placed	Current balance	Date of issue	Term	Yield	Discount
	(Millions of bolivars)				(Days)	%	%
Issue 2003-I:							
Series I	2,000	2,000	-	August 2003	90	-	16.00
Series II	2,000	2,000	1,707	October 2003	95	-	16.00
Series III	3,000	1,080	1,080	December 2003	90	-	16.50
Series IV	3,000	402	381	December 2003	129	-	16.75
Series V	2,000	2,000	983	December 2003	181	17.25	-
Series VI	2,000	2,000	1,187	December 2003	240	18.25	-
	14,000	9,482	5,338				

(*) The Market Lending Rate (TAM) is the weighted average annual interest rate for lending operations agreed among the main six commercial banks and universal banks in the country, in accordance with information published by BCV.

MERCANTIL reserves the right to redeem the aforementioned bonds fully or partially, at par value, one year after the date of issue of each series and on the date of coupon payment. MERCANTIL may redeem one or several series issued.

NOTE 13 - FINANCIAL LIABILITIES:

Financial liabilities are classified by type and maturity as follows:

	December 31, 2003			December 31, 2002		
	Up to one year	More than one year	Total	Up to one year	More than one year	Total
	(Millions of bolivars)					
Liabilities to Venezuelan banks and savings and loan institutions:						
Credit balances with correspondent banks	12,253	-	12,253	16,752	-	16,752
Loans granted by Venezuelan financial institutions, with annual interest at between 1% and 15% (between 0.02% and 5% at December 31, 2002)	18,782	3,031	21,813	13,565	1,084	14,649
Other	-	-	-	452	-	452
	31,035	3,031	34,066	30,769	1,084	31,853
Liabilities with foreign banks and savings and loan institutions: Loans for US$159,742,898 granted by foreign financial institutions, with annual interest at between 0.001% and 10% (US$166,087,730, with annual interest at between 0.3% and 9.63% at December 31, 2002)	3,629	251,345	254,974	58,865	170,672	229,537
Short sale of securities, with a par value of US$21,385,334 at December 31, 2002	-	-	-	-	29,929	29,929
Liabilities under repurchase agreements, with a par value of US$772,750 (US$2,412,780 at December 31, 2002)	1,233	-	1,233	3,377	-	3,377
Other liabilities:						
Funds received for special financing programs, with annual interest at between 18% and 22.29% (between 16.02% and 24.91% at December 31, 2002)	-	14,835	14,835	-	16,412	16,412
Liabilities with credit card points of sales	1,742	-	1,742	2,743	-	2,743
Liabilities in respect of letters of credit	5,469	-	5,469	3,355	-	3,355
Other	11,738	33,081	44,819	29,685	32,682	62,367
	18,949	47,916	66,865	35,783	49,094	84,877
	54,846	302,292	357,138	128,794	250,779	379,573

Maturities of financial liabilities are as follows:

Up to one year

	December 31, 2003	%	December 31, 2002	%
	(Millions of bolivars, except percentages)			
Up to 30 days	28,140	52	69,958	54
31 and 60 days	1,739	3	15,336	12
61 and 90 days	12,405	23	8,957	7
91 and 180 days	2,015	3	14,337	11
181 and 270 days	8,927	17	17,351	13
271 and 360 days	1,620	2	2,855	3
Total	54,846	100	128,794	100

More than one year

	December 31, 2003	%	December 31, 2002	%
	(Millions of bolivars, except percentages)			
2005	609	-	-	-
2006	20,244	7	11,319	5
2007	87,836	29	16,984	8
2008 and beyond	193,603	64	222,476	87
Total	302,292	100	250,779	100

Liabilities under repurchase agreements

Below is a summary of Liabilities under repurchase agreements:

	December 31, 2003	December 31, 2002
	(Millions of bolivars)	
Balance at year end	1,233	3,377
Fair value of financial instruments	1,216 (1)	3,203 (1)
Total maximum balance outstanding at the end of any month of the year	4,555	17,596
Average balance for the year	2,283	10,882

(1) Based on present value of estimated future cash flows.

	%	
Weighted average interest rate:		
For the year -		
In foreign currency	1.21	1.88
Interest rate at year end -		
In foreign currency	1.11	1.46

Liabilities under repurchase agreements are mainly in respect of investments sold by the subsidiary Banco del Centro, S.A. in the normal course of business.

NOTE 14 - OTHER LIABILITIES:

Other liabilities comprise the following:

	December 31, 2003	December 31, 2002
	(Millions of bolivars)	
Technical reserves (Note 2o)	135,318	89,918
Cashiers' checks issued to clients	113,394	82,353
Provision for contingencies and other (Note 16)	77,695	76,041
Deferred interest	40,258	30,380
Accrued expenses payable	40,154	36,616
Pending items	31,586	47,229
Provisions for taxes payable	17,534	15,318
Personnel profit sharing and bonuses	10,808	13,367
Taxes withheld from third parties	9,420	6,169
Accounts payable to suppliers	8,634	9,641
Labor contributions	6,290	3,973
Unrealized gains	3,820	5,942
Other demand liabilities	2,982	1,990
Law on Narcotic and Psychotropic Substances (Note 29)	4,316	3,494
Other	13,306	5,238
	515,515	427,669

NOTE 15 - SUBORDINATED DEBT:

The subsidiary Commercebank Holding Corporation has issued the following 30-year subordinated debt, which is mandatorily redeemable:

Issuance date	Maturity date	Annual interest	Original amount in millions	Balance at December 31, 2003, in millions	December 31, 2003	December 31, 2002
		%	US$	US$	(Equivalent in millions of bolivars)	
June 1998	June 2028	8.90	40	29,00	46,284	46,183
September 2000	September 2030	10.60	15	15,00	23,940	20,993
March 2001	June 2031	10.18	10	10,00	15,960	13,995
November 2001	December 2031	LIBOR + 3.75	5	5,00	7,980	6,998
July 2002	July 2032	LIBOR + 3.65	10	10,00	15,960	13,995
December 2002	January 2033	LIBOR + 3.35	9	9,25	14,763	12,945
April 2003	April 2033	LIBOR + 3.25	8	8,00	12,768	-
			97	86,25	137,655	115,109

Commercebank Holding Corporation has the option of deferring interest payment on these liabilities for up to ten six-month periods.

NOTE 16 - TAXES:

Tax expense comprises the following:

	Years ended December 31, 2003	Years ended December 31, 2002
	(Millions of bolivars)	
Taxes:		
Current -		
In Venezuela	12,382	35,671
Abroad	25,701	25,727
	38,083	61,398
Deferred -		
In Venezuela	-	(1,800)
Abroad	5,742	466
	5,742	(1,334)

Taxes in Venezuela

Venezuelan Income Tax Law -
This Law introduced, among other things, regulations concerning proportional tax on dividends, annual inflation adjustment, worldwide income taxation and transfer pricing. Transfer-pricing regulations require taxpayers that conduct transactions with related parties abroad to calculate income, costs and deductions based on prices that independent third parties would use in similar operations.

At December 31, 2003, MERCANTIL and its subsidiaries have tax loss carryforwards of Bs 15,575 million, of which Bs 10,437 million and Bs 5,138 million may be utilized until 2004 and 2005, respectively.

For the years ended December 31, 2003 and 2002, the main differences between financial and tax income arise from the net effect of the annual inflation adjustment, provisions and accruals that are normally tax deductible in subsequent periods, and the net effect of tax-exempt income from Venezuelan Government National Public Debt Bonds and other securities issued by the Bolivarian Republic of Venezuela.

Below is the reconciliation between financial and tax expense of Banco Mercantil:

	Year ended December 31, 2003	Year ended December 31, 2002
Tax rate according to law	34%	34%
	(Millions of bolivars)	(Millions of bolivars)
Notional tax expense based on financial income computed at the tax rate in effect	80,505	62,086
Difference between notional tax expense and actual tax expense:		
Effect of the annual inflation adjustment	(55,425)	(44,935)
Net effect of National Public Debt Bonds exemption	(39,176)	(31,065)
Nondeductible provisions -		
Loan portfolio, net	9,960	6,444
Other provisions	(1,192)	8,912
Other	(154)	5,261
Effect of applying tax rate to taxable income	(5,482)	6,703
Effect of applying tax rate to taxable income abroad	3,817	2,035
Effect of applying tax rate to taxable income in Venezuela, and net taxable income abroad	(1,665)	8,738
Benefit from potential utilization of tax loss carryforwards	-	8,738
Business assets tax expense	4,000	3,582

Income tax regulations in Venezuela and the United States of America set out the rules applicable to transfer pricing. According to these rules, taxpayers that conduct transactions with related parties abroad are required to calculate income, costs and deductions applying certain methodologies set out in the regulations. MERCANTIL and most of its subsidiaries to which these rules apply have not made any adjustments to agreed-upon prices for the aforementioned operations.

Business assets tax -

Business assets tax is a minimum tax, complementary to income tax. It is calculated as 1% of the simple average of assets, based on amounts at the beginning and end of the year.

No income tax is estimated for the year ended December 31, 2003. Business assets tax amounts to Bs 4,000 million.

Bank debit tax -

In March 2002 the Venezuelan government introduced a bank debit tax for one year. This tax was set at 1% (0.75% from July 1 to December 31, 2003 and 0.5% from January 1 to March 12, 2004) and is levied upon debits and withdrawals made from current and savings accounts, custody deposits and any other type of demand deposit, liquid assets funds, fiduciary and other money market funds or in any other type of financial instrument used. Furthermore, this tax must be paid by banks and other financial institutions in Venezuela for investment withdrawals, interbank loans, personnel and operating expenses, among others. For the year ended December 31, 2003, bank debit tax amounted to Bs 10,362 million (Bs 10,021 million for the year ended December 31, 2002).

Taxes in the United States of America

Federal tax -
Federal tax legislation in the United States of America establishes, among other things, tax on dividends, worldwide income taxation and a transfer pricing tax regime.

State taxes -
Companies in the United States of America must pay taxes in the state where they operate. In 2003 these companies filed tax returns in the states of Florida, New York, Texas and Delaware. Tax calculations will depend on the fiscal legislation of each state. Payments of state tax are considered as credits against federal tax.

Reconciliation between book and tax income of Commercebank Holding Corporation and its subsidiaries is shown below:

	Year ended December 31, 2003	Year ended December 31, 2002
Tax rate according to law	35%	35%
	(Thousands of U.S. dollars)	(Thousands of U.S. dollars)
Notional tax expense based on financial income computed at the tax rate in effect	12,079	18,205
Difference between notional tax expense and actual tax expense:		
Allowance for losses on loan portfolio	1,777	-
Taxable commissions deferred for book purposes	-	1,135
Effect of deducting state taxes	(311)	(825)
Effect of loan portfolio write-offs	-	(709)
Effects of deductible depreciation and amortization	455	(345)
Interest earned in the previous year and collected in the current year	249	(225)
Interest on nontaxable investments	(268)	(195)
Effect of nondeductible provisions and other expenses	777	581
Effect of applying tax rate to taxable income	14,758	17,622

Contingencies -
In the normal course of business, certain subsidiaries of MERCANTIL are defendants in various legal proceedings. Other than the tax assessments mentioned below, MERCANTIL is not aware of any other pending legal proceedings which could have a significant effect on its financial position or results of operations.

Banco Mercantil and institutions merged with it have received assessments from the Tax Authorities which give rise to additional income tax of approximately Bs 21,471 million mainly in respect of the disallowance of certain nontaxable income, expenses related to tax-exempt income, expenses for withholdings paid after the legal deadline, nondeductible expenses for uncollectible accounts and rejection of tax loss carryforwards. Banco Mercantil filed appeals against these tax assessments because it considers them completely unfounded. To date, rulings on certain assessments are pending while others were ruled on in favor of Banco Mercantil. The National Treasury filed appeals against these latter rulings and decisions thereon are pending.

Banco Mercantil and institutions merged with it also received tax assessments in respect of bank debit tax amounting to Bs 22,122 million. Banco Mercantil has appealed these assessments. In the opinion of its legal advisors, these assessments are totally groundless.

Banco Mercantil management has identified a maximum risk in respect of the aforementioned assessments based on inadmissibility of monetary restatement and compensatory interest, amounting to Bs 5,795 million. Consequently, a provision has been set aside to cover this amount (see Note 14).

NOTE 17 - EMPLOYEE BENEFIT PLANS:

a) Pension plan and other retirement benefits -

Sponsoring entities and financial aspects of the pension plan

As from 1974, MERCANTIL and certain Venezuelan subsidiaries have a pension plan, which provides supplementary retirement pensions and other benefits to employees sponsored by Fundación BMA, which manages the contributions and donations made by the sponsors.

At December 31, 2003, the date of the most recent independent actuarial calculations, assets, obligations and results of this plan, as well as the long-term assumptions used, are as follows:

	Retirement pension benefits	Other retirement benefits
	(Millions of bolivars)	
Obligations and assets:		
Present value of obligations	32,451	4,376
Market value of net assets of Fundación BMA (include US$13,604,000) (1)	39,345	4,376
Surplus	6,894	-
Results:		
Annual service cost	1,142	126
Interest on present value of obligations	3,516	481
Other (includes expected yield from the fund that supports the plan, amortization of unrecognized net gains (losses) and the effect of inflation)	(4,658)	(607)
Total plan cost	-	-
Actual yield from plan assets	6,507	651

(1) These assets comprise Venezuelan Government National Public Debt Bonds and bonds issued by PDVSA, C.A. La Electricidad de Caracas and Compañía Anónima Nacional Teléfonos de Venezuela (CANTV).

	%
Long-term assumptions (as from December 31, 2003):	
Discount rate at December 31, 2003	12.50
Long-term inflation rate	5.50
Expected yield from plan assets in bolivars	17.00
Expected yield from plan assets in U.S. dollars	5.50
Projected benefit increase	9.75
Market interest rate for loans	21.00
Increase in medical expenses	11.75

The excess of assets over plan liabilities allows for the amortization of the resulting actuarial gain.

According to actuarial calculations and certification, assets managed by Fundación BMA used to provide these benefits reasonably cover the present value of the obligations.

Plan terms and conditions

The plan entails retirement pensions and other retirement benefits and is based on a minimum length of service of ten years and a minimum retirement age. The retirement pension is based on the employee's average salary over the last three years of employment prior to retirement. This benefit may not exceed 60% of the aforementioned average salary.

Eligible employees

Employees eligible for this plan, besides those already retired at December 31, 1999, are active employees who at that date met the age and length-of-service requirements qualifying them for any of the different retirement options, and those employees who will meet these requirements in the following ten years, as of January 1, 2000.

During the years ended December 31, 2003 and 2002, Fundación BMA paid Bs 1,273 million and Bs 1,058 million, respectively, in respect of retirement pensions.

Commercebank has a benefit plan (401k) which stipulates a contribution by the employer (Commercebank) equivalent to a fixed percentage of participating employees' salaries. Employees with length of service between six months and twenty-one years may contribute an additional percentage at their discretion. The employer contributes an amount equal to the contribution of each participant up to 6% of their annual salary and increases these contributions to each participant between the second and sixth year of service.

b) Long-term stock option plan -

In 1983 MERCANTIL and certain of its subsidiaries set up a long-term stock option plan, approved by the Board of Directors and Compensation Committee, under which key officers are awarded purchase options on MERCANTIL shares. As from 1996, this plan is being implemented in different phases of varying time periods. Fundación BMA manages the plan and sets up trust funds with the shares on behalf of the members, once these shares have been assigned and subsequently awarded to eligible officers based on individual allotments approved and in accordance with the plan's regulations. The Board of Directors' Compensation Committee sets the price at which members of the plan may acquire shares at the beginning of each phase of the plan, taking into account share value fluctuation on the Caracas Stock Exchange for a period prior to approval of the respective phase. Shares are awarded annually over three-year periods. During each administrative phase and until the shares are acquired by the officers, cash dividends declared in respect of these shares are received by Fundación BMA and share dividends by the participants. According to the long-term incentive nature of the plan, officers must be active employees of MERCANTIL in order to exercise their purchase options within the time periods established. If they are not, or if the allotted shares are not purchased within the established time periods, the entitlements are cancelled.

Below is a breakdown of shares placed in trust at December 31, 2003:

Phase	Approval date	Number of shares		Option prices		End of term to exercise the options
		Class "A" shares	Class "B" shares	Class "A" shares	Class "B" shares	
				(In bolivars)		
I	1996	2,298,382 (1)	1,424,193 (1)	1,160	975.60	2004 and 2005
II	2000	1,542,159 (1)	1,287,723 (1)	400	380.00	2005
III	2001	10,623,150 (1)	8,851,532 (1)	700	600.00	2006, 2007 and 2008
		1,745,574 (2)	1,474,325 (2)			
Total shares in trust fund		16,209,265 (3)	13,037,773 (3)			

(1) Shares in individual trust funds on behalf of participants.

(2) Shares available.

(3) Includes stock dividends.

Below is the movement of shares awarded in Phases I, II and III:

	Shares awarded		
	Class "A"	Class "B"	Total
Shares awarded:			
Year 1997	804,237	501,786	1,306,023
Year 1998	398,682	248,744	647,426
Year 1999	473,705	295,572	769,277
Year 2000	1,247,005	1,043,995	2,291,000
Year 2001	2,380,207	1,992,367	4,372,574
Options exercised	(2,791,231)	(1,740,518)	(4,531,749)
Incentives cancelled	(356,706)	(222,540)	(579,246)
Stock dividends	6,841,770	4,351,652	11,193,422
Balance at December 31, 2001	8,997,669	6,471,058	15,468,727
Shares awarded 2002	2,380,207	1,992,367	4,372,574
Options exercised	(756,673)	(537,132)	(1,293,805)
Stock dividends	874,433	667,684	1,542,117
Incentives cancelled	(40,716)	(34,085)	(74,801)
Balance at December 31, 2002	11,454,920	8,559,892	20,014,812
Shares awarded and dividends	7,825,566	6,275,732	14,101,298
Options exercised	(4,701,730)	(3,175,856)	(7,877,586)
Incentives cancelled	(115,065)	(96,320)	(211,385)
Balance at December 31, 2003	14,463,691	11,563,448	26,027,139

NOTE 18 - OTHER INCOME:

Other income comprises the following:

	Years ended December 31, 2003	Years ended December 31, 2002
	(Millions of bolivars)	
Release of provisions	28,962	2,022
Commissions on administration of housing savings funds	21,415	18,547
Recovery of loans recorded as uncollectible	16,884	6,271
Interest on financing of insurance policies	15,963	8,575
Gain on sale of assets available for sale	13,212	7,740
Dividends received	11,305	4,478
Commissions on banking services	9,371	8,892
Income from other accounts receivable	8,684	4,929
Commissions on drafts and transfers	8,616	6,686
Income from transactions with derivative instruments	7,816	2,903
Commissions on advisory services	6,805	5,278
Commissions for foreign currency administration	4,799	-
Commission on administration of investment portfolio	1,663	1,134
Other	27,806	8,059
	183,301	85,514

NOTE 19 - OTHER OPERATING EXPENSES:

Other operating expenses comprise the following:

	Years ended December 31, 2003	Years ended December 31, 2002
	(Millions of bolivars)	
Provisions for assets received in lieu of payment and other assets	62,070	35,326
Professional fees and other external services	61,173	40,951
Communications	42,844	33,449
Taxes and contributions	34,626	23,869
Advertising and marketing	15,354	23,041
ATM services	13,331	10,108
Office supplies	12,061	8,845
Transportation and security	9,560	10,908
Robbery, assault and fraud	7,768	10,361
Public relations and representation expenses	5,014	3,999
Appropriation to Fundación Mercantil	4,900	3,822
Insurance expense	3,311	2,029
Donations	2,527	4,004
Other	20,344	13,633
	294,883	224,345

NOTE 20 - SHAREHOLDERS' EQUITY:

a) Capital stock and authorized capital -

At December 31, 2003, the subscribed and paid-in capital of MERCANTIL is Bs 82,928 million, represented by 552,853,100 shares, divided into 301,152,044 Class "A" common shares and 251,701,056 Class "B" common shares with limited voting rights, all with a par value of Bs 150 each. Of these shares, 1,193,195 Class "A" shares and 1,660,586 Class "B" shares constitute treasury stock in connection with the current repurchase program of MERCANTIL shares. Consequently, 299,958,849 Class "A" and 250,040,470 Class "B" shares are outstanding.

Authorized capital stock of MERCANTIL at December 31, 2003 is Bs 165,856 million.

In May 2000, a repurchase program of MERCANTIL shares was approved, within the limits set out in the Capital Markets Law (up to 15% of the subscribed capital and a maximum term to dispose of these shares of two years after acquisition).

The repurchase program has been implemented in eight phases of six months each. Below is a summary of the applicable conditions:

Phases	Date of approval by shareholders	Maximum authorized purchase price per share	Average purchase price	Repurchased shares
		Bs	Bs	
First	May 2000	750	629.18	8,709,559
Second	November 2000	1,654	1,118.36	5,800,980
Third	March 2001	1,654	1,024.79	8,522,110
Fourth	September 2001	2,600	893.75	2,690,888
Fifth	March 2002	2,600	998.52	8,008,106
Sixth	September 2002	2,600	1,514.52	2,451,936
Seventh	February 2003	3,700	1,357.11	910,145
Eighth	August 2003	4,100	2,411.96	538,036
				37,631,760
Redeemed shares				(34,777,979)
Repurchased shares balance				2,853,781

At meetings held in October 2001 and January 2003, redemption was approved of 34,777,979 shares for a total of Bs 32,374 million acquired in the different phases of the repurchase program. Redemption took place in December 2001 and February 2003.

b) Accumulated results and dividends -

Below is a summary of the dividends declared and paid during the reported periods:

Cash -

Type of dividend	Date of approval by shareholders	Amount per share in bolivars	Frequency or payment date
Ordinary	November 2001	7	February 2002
Ordinary	March 2002	7	May, August and November 2002
Special	March 2002	22	September and December 2002
Ordinary	September 2002	8	February 2003
Ordinary	February 2003	8	May, August and November 2003
Special	February 2003	18	August 2003

In shares -

Date of approval by shareholders	Dividend date	Number of shares issued	Amount in millions of bolivars	Proportion of dividend
February 2002	December 2002	24,638,991	3,696	1 share for every 15 held
February 2003	September 2003	157,226,322	23,584	2 shares for every 5 held

The articles of incorporation of the company include a shareholders' rights plan, which stipulates that, under certain circumstances, shareholders holding shares for more than 180 days are entitled to subscribe shares at par value (Bs 150 per share). This measure aims to simulate the defensive corporate best practices in use in companies in developed nations to maximize the value available to shareholders in the case of a non-negotiated purchase offer and thus, strengthen their negotiating position in an event of this nature.

In addition, as part of these corporate best practices, the shareholders resolved to hold elections of members of the Board of Directors by phases and establish a qualified voting system for certain matters in the shareholders' meetings.

In 1986 a Foundation was incorporated abroad, whose beneficiaries are MERCANTIL and/or its shareholders. At December 31, 2003, the Foundation has a net equity of US$751,936 (US$681,235 at December 31, 2002).

Below is the calculation method used to determine the basis for the distribution of dividends to the shareholders in accordance with the rules laid down by the CNV:

	Years ended	
	December 31, 2003	December 31, 2002
	(Millions of bolivars)	
Consolidated net income	254,720	180,199
Less:		
Equity in the results of subsidiaries	289,005	213,729
Appropriation to legal reserve	2,059	370
Plus:		
Dividends collected	53,132	119,119
Base income for distribution of dividends	16,788	85,219

In accordance with the Capital Markets Law, MERCANTIL is required to pay its shareholders dividends of at least 50% of the base income for payment of dividends, of which at least one-half must be paid in cash.

Cumulative results at December 31, 2003 include Bs 78,533 million available for dividends; the remaining amount, in respect of cumulative results of subsidiaries, will be available for distribution once the latter declare and pay dividends.

NOTE 21 - ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

In February 2002 the Venezuelan government introduced a floating exchange rate system. Under this scheme, during 2002 the average exchange rate went from Bs 860.42/US$1 in the first quarter to Bs 1,379.25/US$1 in the last quarter. The exchange rate at January 20, 2003 was Bs 1,853/US$1. At this date, restrictions were established on the convertibility of local currency and transfer of funds out of the country.

In February 2003 new measures were established regulating the exchange control regime in Venezuela, setting the exchange rate at Bs 1,596/US$1 (purchase) and Bs 1,600/US$1 (sale). The government also created the Commission for the Administration of Foreign Currency (CADIVI) with the task of establishing the detailed rules and regulations and generally administering the exchange control regime. During the first quarter of 2003, CADIVI defined the activities which are entitled to acquire foreign currency, giving priority to the health and food sectors and students abroad.

MERCANTIL, at the request of its shareholders, is currently applying to CADIVI in order to obtain currency at the official exchange rate for payment of dividends in respect of ADR's in circulation of US$685,938 (Bs 1,095 million).

In July 2003 a new regulation was published in respect of the purchase in bolivars of securities issued by the Venezuelan government in foreign currency, trading in which had been suspended up to that date. This regulation lays down: a) the exchange rate applicable to the purchase in bolivars of these securities in the primary market, as established in a prior regulation, and b) that further trading in these securities in bolivars is not permitted until BCV establishes the related regulations.

The estimated effect from the increase of every Bs 100/US$1 in the exchange rate of Bs 1,600/US$1 at December 31, 2003 would be an increase of Bs 380,000 million in assets and Bs 50,000 million in shareholders' equity.

Banco Mercantil also has National Public Debt Bonds denominated in bolivars with exchange indexation clauses amounting to Bs 289,583 million (see Note 4). Assuming an interest rate of 17%, it is estimated that additional income will accrue when the exchange rate exceeds Bs 1,900/US$1.

The consolidated balance sheet of MERCANTIL includes the following balances of financial assets and liabilities in foreign currency, denominated mainly in U.S. dollars, stated at the exchange rates described in Note 2u:

	December 31, 2003	December 31, 2002
	(Thousands of U.S. dollars)	
Assets:		
Cash and due from banks	59,412	63,202
Investment portfolio	1,800,710	2,121,170
Loan portfolio	1,860,909	1,680,314
Other assets	27,383	27,257
	3,748,414	3,891,943
Liabilities:		
Deposits	2,946,809	3,110,925
Financial liabilities	192,411	240,050
Other liabilities	18,708	25,987
Subordinated debt	86,250	82,250
Preferred shares related to minority interests in consolidated subsidiaries	432	576
	3,244,610	3,459,788

At December 31, 2003, total assets and liabilities in foreign currency include balances denominated in currencies other than the U.S. dollar amounting to CHF 24,324,101 and

Ps 93,462,849,400, equivalent to US$19,539,000 and US$33,635,459, respectively (CHF 27,139,976 and Ps 92,871,062,221 equivalent to US$19,535,000 and US$32,418,105 at December 31, 2002, respectively).

During the year ended December 31, 2003, net income from exchange rate differences resulting from revaluation of the foreign currency position amounts to Bs 48,993 million (Bs 103,060 million during the year ended December 31, 2002). Furthermore, during the year ended December 31, 2003, income from intermediation in foreign currency sales and purchases transactions amounted to Bs 3,361 million (Bs 28,589 million during the year ended December 31, 2002).

NOTE 22 - MEMORANDUM ACCOUNTS:

Memorandum accounts comprise the following:

	December 31, 2003	December 31, 2002
	(Millions of bolivars)	
Contingent debtor accounts:		
Guarantees granted	281,176	174,226
Lines of credit (Note 24)	1,594,206	1,408,117
Letters of credit	146,511	98,002
Investments in repurchase operations	136,332	209,961
Transactions with derivative instruments	109,113	98,170
Other contingencies	12,777	58,753
	2,280,115	2,047,229
Assets received in trust	3,326,647	2,643,518
Special trust services	702,629	195,434
Debtor accounts for other special trust services (Housing Mutual Fund)	494,240	391,143
Other debtor memorandum accounts:		
Custody of values received	3,357,850	1,741,975
Collections	178,030	150,131
Guarantees received	4,183,167	3,682,124
Lines of credit available	394,634	390,677
Securities authorized and issued	123,446	72,344
Other control accounts	2,256,468	1,880,138
	10,493,595	7,917,389
	17,297,226	13,194,713

Assets received in trust -

The combined financial statements of the trust fund include the following balances:

	December 31, 2003	December 31, 2002
	(Millions of bolivars)	
Assets:		
Cash and due from banks	86,141	1,813
Investment portfolio	1,947,800	1,481,309
Loan portfolio	1,147,810	996,639
Interest and commissions receivable	26,221	21,776
Assets received for administration	24,413	29,355
Other assets	94,262	112,626
	3,326,647	2,643,518
Liabilities:		
Other accounts payable	7,751	6,481
Other liabilities	122,273	56,677
	130,024	63,158
Shareholders' equity	3,196,623	2,580,360
Total liabilities and shareholders' equity	3,326,647	2,643,518

Investments included in trust fund accounts comprise the following:

	December 31, 2003		December 31, 2002	
	Amortized cost	Fair market value	Amortized cost	Fair market value
	(Millions of bolivars)			
Debt securities issued by foreign private-sector companies, with annual interest at between 0.75% and 12.63%, maturing between January 2004 and September 2027, and a par value of US$95,415,033 (with annual interest at between 1.30% and 12.85%, maturing between January and December 2003, and a par value of US$141,495,136 at December 31, 2002)	149,951	149,801 (1)	197,583	197,917 (1)
National Public Debt Bonds of the Bolivarian Republic of Venezuela, with annual interest at between 16.1% and 21.17%, maturing between January 2004 and March 2007, and a par value of Bs 832 million (with interest at between 25.08% and 30.23%, maturing between January 2003 and February 2007, and a par value of Bs 687,475 million at December 31, 2002)	776,244	776,432 (1)	659,036	617,400 (1)
Treasury notes issued by the Bolivarian Republic of Venezuela, with annual interest at between 8.14% and 15.80%, maturing between January and June 2004, and a par value of Bs 155 million (with annual interest at between 33.48% and 36.95%, maturing between January 2003 and February 2007, and a par value of Bs 31,310 million at December 31, 2002)	147,293	150,163 (1)	30,678	30,700 (1)
Compañía Anónima Nacional Teléfonos de Venezuela (CANTV), 1,308,059 ADS, with a par value of US$18 each	-	-	33,654	23,066 (3)
Compañía Anónima Nacional Teléfonos de Venezuela (CANTV), 11,490,259 common shares, with a par value of Bs 286 each (11,541,195 common shares at December 31, 2002)	5,608	5,779 (3)	3,135	28,297 (3)
Carton de Venezuela, C.A., 32,684,075,024 common shares, with a par value of Bs 1 each	57,524	57,524 (4)	-	-
Time deposits, with annual interest at between 1.05% and 3.64%, with a par value of US$47,476,000 million, maturing between January and September 2004 (annual interest at between 0.8% and 2.25%, maturing between February and April 2003, and a par value of US$120,939,000 at December 31, 2002)	75,610	77,704 (2)	310,555	310,555 (2)
Time deposits, with annual interest at between 13% and 24%, maturing between January and May 2004 (annual interest at between 27% and 37.5%, maturing between January and April 2003 and December 31, 2002)	72,480	72,480 (2)	151,980	151,980 (2)
Shares issued by foreign private-sector companies	241,123	241,123	4,221	4,221
Investments in mutual funds	285,329	285,329	4,909	4,909
Other	136,638	140,801	85,558	86,888
	1,947,800	1,957,136	1,481,309	1,455,933

(1) Based on present value of estimated future cash flows.

(2) Shown at par value, which is considered as fair value.

(3) Market value based on prices listed on stock exchanges.

(4) Shown at cost.

The loan portfolio comprises the following:

	December 31, 2003	December 31, 2002
	(Millions of bolivars)	
Loans receivable	29,781	31,672
Loans to beneficiaries of employee termination benefit trust funds	942,035	800,454
Student loans	123,699	113,450
Other	52,295	51,063
	1,147,810	996,639

Debtor accounts from other special trust services (Housing Mutual Fund) -

The Venezuelan Housing Policy Law stipulates that contributions made to the fund by employees and employers, deposited in financial or savings institutions legally authorized to grant mortgages, be used to build, remodel or purchase homes.

Securities under spot agreements -

MERCANTIL purchases and sells securities under spot agreements at an established price. At December 31, 2003, net losses from adjustment to market value of Bs 55 million (net losses of Bs 2 million at December 31, 2002) are recorded in Other assets and Shareholders' equity. Spot transactions were settled within the seven business days after the date of origin. Securities under spot agreements comprise the following:

	December 31, 2003	December 31, 2002
	(Millions of bolivars)	
Securities:		
Purchase rights	7,920	17,399
Sale rights	1,327	25
	9,247	17,424

Derivative financial instruments -

MERCANTIL enters into futures contracts for the purchase and sale of securities at a fixed price. The net gain resulting from these contracts during the year ended December 31, 2003 was Bs 2,988 million (Bs 5,372 million during the year ended December 31, 2002), shown in the consolidated statement of income. MERCANTIL also enters into futures contracts for the sale of currency at a fixed price. The situation of open transactions with negotiable instruments was the following:

	December 31, 2003		December 31, 2002	
Futures contracts	Millions of bolivars	Maturity	Millions of bolivars	Maturity
Exchange rates (foreign currency):				
Purchase	8,013	July 2004	2,481	March 2003
Securities:				
Purchase	67,322	January and February 2004	68,230	February 2003
Sales	24,532	January 2004	10,035	February 2003
	99,867		80,746	

The risk to which MERCANTIL is exposed relates to noncompliance by other parties of the terms laid down in the contracts, as well as securities price and interest rate fluctuations. MERCANTIL has a control environment that includes policies and procedures for rating exchange and interest rate risks and monitoring derivative financial instruments as well as assessing credit risks related to other parties.

Commercebank derivative financial instruments -
Commercebank utilizes several derivative financial instruments in its economic interest rate risk management strategies summarized below. Despite economic hedges, some of these contracts were not accounted for as hedges and accordingly changes in fair value of the contracts are included in the results of operations.

In 1998 Commercebank entered into an interest rate cap contract in the notional amount of US$18 million. The contract has a ten-year term and requires the counterparty (a primary broker-dealer) to pay to Commercebank interest based upon the notional amount of principal and the difference between the London Interbank Offering Rate (one-month "LIBOR") and 6.5% when LIBOR exceeds 6.5%, in return for a one-time payment by Commercebank. The outstanding notional amount exposure at December 31, 2003 amounted to US$12 million (US$13 million at December 31, 2002). At December 31, 2003, Commercebank has recorded an asset in the balance sheet of approximately US$122,000 (US$135,000 at December 31, 2002) representing the fair value of the contract and has recognized in earnings approximately US$13,000 of unrealized losses related to changes in the fair value of this contract for the year ended December 31, 2003.

Commercebank has entered into certain interest rate swap agreements, which have been designated and accounted for as hedges, for the purpose of hedging changes in fair value of certain financial instruments related to interest rate risk.

Interest rate swap agreements at December 31, 2003 and 2002 are as follows (in thousands of U.S. dollars):

Contract date	Capital	Interest rate payable	Interest rate receivable	Maturity	Market value	Unrealized gain at December 31, 2003
	US$	%			US$	US$
January 2003	10,000	3.330	6-month LIBOR	July 2007	79	79
August 2003	12,000	3.665	3-month LIBOR	August 2008	66	66
August 2003	13,000	4.590	3-month LIBOR	August 2008	396	396
September 2003	10,000	4.020	3-month LIBOR	September 2008	198	198
	45,000				739	739

Contract date	Capital	Interest rate payable	Interest rate receivable	Maturity	Market value	Unrealized gain at December 31, 2002
	US$	%			US$	US$
August 2001	5,000	4.98	6-month LIBOR	March 2003	315	274

NOTE 23 - CREDIT-RELATED COMMITMENTS:

MERCANTIL has a number of commitments outstanding related to letters of credit, guarantees granted, lines of credit and credit card limits to meet the needs of its clients and to manage its own risk in respect of interest rate variation. Since many of the credit limits may expire without being used, the aggregate liabilities do not necessarily represent future cash requirements. Commitments to extend credit and letters of credit, and guarantees granted by MERCANTIL are recorded under Memorandum accounts.

Guarantees granted -
After conducting a credit risk analysis, MERCANTIL provides guarantees to certain customers within their line of credit. These guarantees are issued to a beneficiary who may execute the guarantee if the customer fails to comply with the terms of the agreement. These guarantees have maturities of up to one year and earn annual commissions of between 0.5% and 3% of their value. Commissions in respect of these guarantees are recorded monthly while they remain in force.

Letters of credit -
Letters of credit usually mature within 90 days and are renewable. They are generally issued to finance a trade agreement for the shipment of goods from a seller to a buyer. MERCANTIL charges a fee of between 0.1% and 3% on the amount of the letter of credit (0.1% and 3% at December 31, 2002) and records the latter under assets once a customer uses it. Unused letters of credit and other similar liabilities are included under Memorandum accounts.

Lines of credit -
MERCANTIL grants lines of credit to clients subject to prior credit risk evaluation and any guarantees required by MERCANTIL. These agreements are for a specific period, provided that clients do not default on the terms set forth therein. However, MERCANTIL may exercise its option to cancel a credit commitment with a particular client at any time.

MERCANTIL issues renewable credit cards with limits of up to three years. However, it may exercise its option to cancel a credit commitment with a particular customer at any time. Nominal credit card interest rates are variable for transactions in Venezuela and fixed for transactions in the United States of America and at December 31, 2003 interest rates were 46% for billings until October 2003 and 25% for billings as from November 2003, and 14%, respectively (49% and 16.8% at December 31, 2002, respectively).

MERCANTIL's exposure to credit loss in the event of noncompliance of terms by clients for credit extension, letters of credit and guarantees is represented by the notional contractual amounts of these credit-related instruments. Credit policies applied by MERCANTIL for these commitments are the same as those for the loan portfolio.

In general, to grant credit MERCANTIL evaluates each customer. The amount of collateral provided, if required by MERCANTIL, is based on customer credit assessment. The type of collateral varies, but may include accounts receivable, inventories, property and equipment and investment securities.

NOTE 24 - FAIR VALUE OF FINANCIAL INSTRUMENTS:

The fair value of a financial instrument is defined as the amount for which an instrument could be exchanged between two knowledgeable, willing parties, other than in a forced transaction, involuntary liquidation or distress sale. For those financial instruments with no quoted market prices available, fair values have been estimated as the present value of future cash flows of the financial instruments or based on other valuation techniques and assumptions. These techniques are significantly affected by the assumptions used, including the discount rates, estimates of future cash flows, and the expectation of payments in advance. In addition, fair values presented below do not purport to reflect the value of other income-generating activities or future business activities; that is, they do not represent the value of MERCANTIL as a going concern.

Below is a summary of the most significant methods and assumptions used in estimating the fair values of financial instruments:

Short-term financial instruments -
Short-term financial instruments, both assets and liabilities, are shown in the balance sheet at book value, which does not significantly differ from fair market value given their relatively short-term maturity. Included are cash equivalents, interest-bearing deposits at other banks and

commissions and interest receivable and payable, interest-bearing deposits with short-term maturity, and financial liabilities with short-term maturity.

Investment portfolio -
The fair value of these financial instruments was determined using either quoted market prices, reference prices determined by trading operations on the secondary market, quoted market prices of financial instruments with similar characteristics or the estimated future cash flows from these securities. Investments in affiliates are shown at equity value (see Note 7).

Loan portfolio -
Most of the loan portfolio earns interest at variable rates that are revised frequently, generally at 30 and 90 days for most of the short-term portfolio; allowances are made for loans with some risk of recovery. Therefore, in management's opinion, the net book value of this loan portfolio approximates its fair value.

Deposits -
The fair value of customer deposits with no fixed maturity, such as interest-bearing deposits and savings accounts, is represented by the amount payable or due at the reporting date. Certain time deposits and interest-bearing accounts, particularly variable-rate deposits, have also been valued at book value due to their short-term maturity. Other fixed-rate deposits were not considered significant. The value of long-term relationships with depositors is not taken into account when estimating the fair values disclosed.

Financial liabilities -
Short-term financial liabilities are shown at book value since they relate to funds obtained from other banks to increase liquidity; they are unsecured, generally mature between 90 and 180 days and bear interest at variable rates. Long-term financial liabilities are also shown at book value since most of them bear interest at variable rates.

Risk-based financial instruments recorded in memorandum accounts -
The fair value of derivatives was calculated using their specific market prices, based on trading operations on the secondary market.

NOTE 25 - GEOGRAPHIC SEGMENT INFORMATION:

MERCANTIL operates primarily in the financial sector and its operations are broken down geographically as follows:

	Years ended December 31, 2003	Years ended December 31, 2002
	(Millions of bolivars)	
Gross financial margin:		
Venezuela	600,350	458,861
United States of America	154,108	119,161
Other	7,980	8,129
Total	762,438	586,151
Net financial margin, commissions and other income:		
Venezuela	770,879	651,191
United States of America	172,741	134,336
Other	29,401	12,203
Total	973,021	797,730
Income before taxes, extraordinary item and minority interests:		
Venezuela	220,993	175,632
United States of America	54,178	61,942
Other	12,544	(2,879)
Total	287,715	234,695

	December 31, 2003		December 31, 2002	
	Millions of bolivars	%	Millions of bolivars	%
Assets:				
Venezuela	6,246,863	52	4,004,487	43
United States of America	5,246,603	44	4,665,392	50
Other	472,675	4	621,839	7
Total	11,966,141	100	9,291,718	100
Liabilities:				
Venezuela	5,523,240	51	3,564,348	43
United States of America	4,763,076	44	4,285,016	51
Other	443,531	5	528,077	6
Total	10,729,847	100	8,377,441	100

NOTE 26 - FINANCIAL INFORMATION BY SUBSIDIARY:

A summary of the financial information by subsidiary at December 31, 2003 is shown below. This information includes the effect of elimination adjustments normally made on consolidation:

	Banco Mercantil	Commercebank Holding Corporation	Holding Mercantil Internacional (1)	Seguros Mercantil	Merinvest	Mercantil Inversiones y Valores and others	Consolidated total
			(Billions of bolivars)				
Total assets	6,221	5,068	324	235	42	77	11,967
Investment portfolio	2,943	2,352	142	135	40	53	5,665
Loan portfolio, net	1,858	2,548	167	-	-	-	4,573
Deposits	5,047	4,233	321	-	-	-	9,601
Gross result before taxes	209	54	6	3	21	(6)	287
Net result for the year	197	35	6	3	20	(6)	255

(1) Holding company of Banco Mercantil Venezolano, N.V. and its subsidiary Banco del Centro, S.A. and Banco Mercantil (Schweiz) AG, and its subsidiary BMC Bank & Trust Limited.

NOTE 27 - REGULATORY CAPITAL REQUIREMENTS:

MERCANTIL banking subsidiaries are subject to regulatory capital requirements imposed by the banking regulators in the countries in which they operate. Under these requirements, the banking subsidiaries must meet specific capital adequacy guidelines, which include quantitative measures of assets, liabilities, and certain contingent assets as calculated under regulatory accounting practices. These regulatory practices vary among the countries in which the banking subsidiaries operate, but are generally consistent with the framework of the Basel Accord. The banking subsidiaries are also subject to qualitative judgments of their assets, such as risk weighting per component and other factors. The CNV requires certain minimum equity ratios applicable to MERCANTIL. Ratios at December 31, 2003 are as follows:

	Ratio %
Equity to risk-weighted assets and contingent operations (8% minimum requirement)	19.86
Tier 1 equity to risk-weighted assets and contingent operations (4% minimum requirement)	16.44

Ratios at December 31, 2003 are calculated in accordance with the Basel Accord as follows:

	Ratio %
Basel Accord:	
Equity to risk-weighted assets and contingent operations (8% minimum requirement)	20.85
Tier 1 equity to risk-weighted assets and contingent operations (4% minimum requirement)	16.36
Tier 1 equity to weighted assets (3% minimum requirement)	9.65

NOTE 28 - FUNDACION MERCANTIL:

MERCANTIL and some of its subsidiaries sponsor the "Fundación Mercantil" (formerly Fundación Banco Mercantil) founded in December 1988 to promote educational, cultural, artistic, social, religious and scientific programs, either directly or through donations and contributions to third parties. Contributions during the year ended December 31, 2003 amounted to Bs 4,900 million (Bs 3,822 million during the year ended December 31, 2002).

NOTE 29 - MONEY LAUNDERING PREVENTION:

Given the importance of money laundering prevention and the nature of the transactions of some subsidiaries, MERCANTIL relies on adequate control and supervision mechanisms to detect operations presumed to involve money laundering which have been specifically developed for Banco Mercantil, Commercebank, Seguros Mercantil and Merinvest. The subsidiary Banco Mercantil has updated and adapted the processes and manuals on this matter to the Wolfsberg principles, which constitute a body of standards to be applied against money laundering, corruption and related crimes.

In compliance with Venezuelan regulations on this matter, the main subsidiaries of MERCANTIL have set aside an allowance of 1% of its net six-monthly income for the purpose of preparing employee-oriented programs for the prevention of drug use and traffic (see Note 14).

NOTE 30 - FINANCIAL STATEMENTS OF MERCANTIL SERVICIOS FINANCIEROS, C.A. (HOLDING):

The financial statements of Mercantil Servicios Financieros, C.A. under the equity method are shown below:

	December 31, 2003	December 31, 2002
	(Millions of bolivars)	
Assets:		
Cash and due from banks	55	16
Investment portfolio -		
Banco Mercantil, C.A. (Banco Universal)	829,545	594,119
Commercebank Holding Corporation	264,780	209,038
Inversiones y Valores Mercantil VI	75,949	65,568
Holding Mercantil Internacional	62,206	47,887
Mercantil Inversiones y Valores	42,959	26,385
Merinvest	44,785	31,690
Other	38,248	17,886
Other assets	(6,648)	6,625
	1,351,879	999,214
Liabilities:		
Debenture bonds	97,482	70,000
Other liabilities	18,103	14,937
	115,585	84,937
Shareholders' equity	1,236,294	914,277
Total liabilities and shareholders' equity	1,351,879	999,214
Income:		
Interest income	3,245	1,741
Equity in subsidiaries and affiliates and other	282,320	219,965
Expense:		
Operating	8,317	8,548
Interest	22,494	24,925
Income tax	(34)	(8,034)
Net income	254,720	180,199

NOTE 31 - SUPPLEMENTARY INFORMATION - CONSOLIDATED FINANCIAL STATEMENTS PRESENTED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN VENEZUELA:

CNV rules stipulate that inflation-adjusted financial statements must be presented as supplementary information.

For the purpose of additional analysis, MERCANTIL has prepared financial statements in conformity with accounting principles generally accepted in Venezuela, incorporating in these supplementary financial statements the effect of differences with CNV accounting rules (see Note 2).

Below are the consolidated balance sheet, the consolidated statement of income, and the consolidated statement of shareholders' equity, presented in accordance with accounting principles generally accepted in Venezuela:

SUPPLEMENTARY CONSOLIDATED BALANCE SHEET

	December 31, 2003	December 31, 2002
	(Millions of constant bolivars at December 31, 2003)	
ASSETS		
CASH AND DUE FROM BANKS:		
Cash	168,682	244,755
Banco Central de Venezuela	721,574	568,032
Venezuelan banks and other financial institutions	1,788	8,198
Foreign banks and other financial institutions	68,354	61,627
Pending cash items	79,856	45,026
Provision for cash and due from banks	(1,249)	(1,054)
	1,039,005	926,584
INVESTMENT PORTFOLIO:		
Investments in trading securities	14,392	17,701
Investments in securities available for sale	2,594,409	3,274,579
Investments in securities held to maturity	725,314	516,298
Share trading portfolio	143,406	100,264
Investments in time deposits and placements	2,031,961	797,700
Restricted investments and repurchase agreements	264,662	370,587
	5,774,144	5,077,129
LOAN PORTFOLIO:		
Current	4,595,660	4,954,881
Rescheduled	97,484	122,226
Overdue	78,634	93,194
In litigation	10,904	39,797
	4,782,682	5,210,098
Allowance for losses on loan portfolio	(209,840)	(233,286)
	4,572,842	4,976,812
INTEREST AND COMMISSIONS RECEIVABLE	116,814	117,647
LONG-TERM INVESTMENTS	19,998	23,022
ASSETS AVAILABLE FOR SALE	24,795	30,691
PROPERTY AND EQUIPMENT	393,537	445,026
OTHER ASSETS	456,818	589,099
TOTAL ASSETS	12,397,953	12,186,010
MEMORANDUM ACCOUNTS	17,297,226	16,767,841

SUPPLEMENTARY CONSOLIDATED BALANCE SHEET

	December 31, 2003	December 31, 2002
	(Millions of constant bolivars at December 31, 2003)	
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES:		
DEPOSITS -		
Non-interest-bearing checking accounts	1,601,935	1,372,179
Interest-bearing checking accounts	2,686,946	1,826,087
Savings deposits	2,952,330	3,317,403
Time deposits	2,359,822	2,838,139
	9,601,033	9,353,808
DEBT AUTHORIZED BY THE VENEZUELAN SECURITIES AND EXCHANGE COMMISSION:		
Publicly traded debt securities issued by MERCANTIL	93,550	86,142
FINANCIAL LIABILITIES:		
Liabilities to Venezuelan banks and savings and loan institutions, up to one year	31,048	39,212
Liabilities to Venezuelan banks and savings and loan institutions, more than one year	3,031	1,392
Liabilities with foreign banks and savings and loan institutions, up to one year	3,629	74,811
Liabilities with foreign banks and savings and loan institutions, more than one year	251,345	216,905
Short sale of securities	1,233	4,292
Liabilities under repurchase agreements	-	38,036
Other liabilities, up to one year	123,781	161,297
Other liabilities, more than one year	47,916	62,445
	461,983	598,390
INTEREST AND COMMISSIONS PAYABLE	22,116	31,677
OTHER LIABILITIES	521,568	544,213
SUBORDINATED DEBT	137,655	146,290
TOTAL LIABILITIES	10,837,905	10,760,520
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	3,731	3,592
SHAREHOLDERS' EQUITY:		
Nominal capital stock	82,928	62,344
Capital inflation adjustment	473,433	472,171
Share premium	108,361	133,207
Capital reserves	345,152	345,152
Translation adjustment of net assets of subsidiaries abroad	28,622	47,272
Retained earnings	481,482	380,258
Shares repurchased and held by a subsidiary	(30,775)	(51,523)
Unrealized gain from restatement at market value of investments	67,114	33,017
TOTAL SHAREHOLDERS' EQUITY	1,556,317	1,421,898
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	12,397,953	12,186,010

SUPPLEMENTARY CONSOLIDATED STATEMENT OF INCOME

	Years ended December 31, 2003	Years ended December 31, 2002
	(Millions of constant bolivars) at December 31, 2003)	
INTEREST INCOME:		
Income from cash and due from banks	11,203	34,758
Income from investment portfolio	531,336	335,400
Income from loan portfolio	635,350	887,845
Total interest income	1,177,889	1,258,003
INTEREST EXPENSE:		
Interest on demand and savings deposits	110,856	97,856
Interest on time deposits	184,203	253,187
Interest on securities issued by MERCANTIL	22,761	36,230
Interest on financial liabilities	28,311	35,764
Total interest expense	346,131	423,037
GROSS FINANCIAL MARGIN	831,758	834,966
Allowance for losses on loan portfolio	(177,834)	(161,412)
NET FINANCIAL MARGIN	653,924	673,554
COMMISSIONS AND OTHER INCOME:		
Trust fund operations	18,812	21,505
Foreign currency transactions	4,008	41,043
Commissions on customer account transactions	75,245	93,967
Commissions on letters of credit and guarantees granted	7,713	7,552
Equity in long-term investments	2,762	12,116
Exchange gain, net	58,254	150,889
Gain on sale of investment securities	53,283	19,881
Other income	188,261	116,772
Total commissions and other income	408,338	463,725
INSURANCE PREMIUMS, NET OF CLAIMS:		
Premiums	239,392	210,104
Claims	(199,104)	(170,872)
Total insurance premiums, net of claims	40,288	39,232
OPERATING EXPENSES:		
Salaries and employee benefits	304,553	343,702
Depreciation, property and equipment expenses, amortization of intangibles and other	167,862	184,578
Fees paid to regulatory agencies	24,386	22,316
Other operating expenses	360,957	331,143
Total operating expenses	857,758	881,739
RESULT FROM EXPOSURE TO INFLATION	(65,782)	(38,346)
Operating income before taxes and minority interests	179,010	256,426
TAXES:		
Current	(40,814)	(76,481)
Deferred	6,184	1,018
Total taxes	(34,630)	(75,463)
Net income before minority interests	144,380	180,963
MINORITY INTERESTS	(331)	(540)
NET INCOME	144,049	180,423

SUPPLEMENTARY CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2003 AND 2002

(Millions of constant bolivars at December 31, 2003)

	Capital stock				Translation adjustment of net assets of subsidiaries abroad		Shares repurchased and held by a subsidiary	Unrealized gain from restatement at market value of investments	Total shareholders' equity
	Nominal	Inflation adjustment	Share premium	Capital reserves		Retained earnings			
Balances at December 31, 2001	58,648	471,170	137,904	344,683	(46,167)	226,153	(34,669)	(18,051)	1,139,671
Net income for the year	-	-	-	-	-	180,423	-	-	180,423
Share dividends	3,696	1,001	(4,697)	-	-	-	-	-	-
Shares repurchased	-	-	-	-	-	-	(16,854)	-	(16,854)
Cash dividends	-	-	-	-	-	(25,849)	-	-	(25,849)
Appropriation to legal reserve	-	-	-	469	-	(469)	-	-	-
Unrealized gain on investments	-	-	-	-	-	-	-	51,068	51,068
Translation adjustment of net assets of subsidiaries abroad	-	-	-	-	93,439	-	-	-	93,439
Balances at December 31, 2002	62,344	472,171	133,207	345,152	47,272	380,258	(51,523)	33,017	1,421,898
Net income for the year	-	-	-	-	-	144,049	-	-	144,049
Shares repurchased	-	-	-	-	-	-	(2,715)	-	(2,715)
Capital increase	23,584	1,262	(24,846)	-	-	-	-	-	-
Cash dividends	-	-	-	-	-	(22,362)	-	-	(22,362)
Redemption of shares repurchased	(3,000)	-	-	-	-	(20,463)	23,463	-	-
Unrealized gain on investments	-	-	-	-	-	-	-	34,097	34,097
Translation adjustment of net assets of subsidiaries abroad	-	-	-	-	(18,650)	-	-	-	(18,650)
Balances at December 31, 2003	82,928	473,433	108,361	345,152	28,622	481,482	(30,775)	67,114	1,556,317

Below is a summary of the main bases used in the preparation of the consolidated inflation-adjusted financial statements:

The supplementary inflation-adjusted financial information has been prepared based on Revised Statement of Accounting Principles No. 10 (DPC 10) "Rules for the preparation of financial statements adjusted for the effects of inflation" and its amendment bulletins. The purpose of restating the financial statements for the effects of inflation using the General Price Level (GPL) method is to present them in currency of uniform purchasing power, according to the Consumer Price Index (CPI) for the Metropolitan Area of Caracas published by BCV. Consequently, the accompanying financial statements do not purport to reflect market or realizable values of nonmonetary assets, which will normally differ from amounts adjusted based on the CPI.

Inflation indices and rates -
The CPI indices and inflation rates for the years ended December 31, 2003 and 2002, according to information published by BCV, are as follows:

Year ended	CPI for 1997=100	Inflation rate %
December 2003	385.66	27.08
December 2002	303.47	31.22

Monetary assets and liabilities and result from monetary position -
Monetary assets and liabilities at December 31, 2003, including amounts in foreign currency are, by their nature, shown in terms of purchasing power at that date.

For comparative purposes, monetary assets and liabilities at December 31, 2002 have been adjusted for the effects of inflation and are expressed in terms of purchasing power at December 31, 2003.

The result from monetary position reflects the loss or gain obtained from maintaining a net monetary asset or net monetary liability position during an inflationary period and is shown in the consolidated statement of income under Result from exposure to inflation.

Nonmonetary assets -
Property and equipment is recorded in constant currency at December 31, 2003, according to the CPI at their dates of origin, at amounts which do not exceed their recoverable value as determined by independent appraisers in June 2003.

Shares held in unconsolidated subsidiaries and affiliates are reported under the equity method, based on the inflation-adjusted financial statements of those companies.

Other investment securities are recorded based on their intended use, as investments in trading securities, investments in securities available for sale, investments in securities held to maturity, share trading portfolio, investment deposits and time deposits and restricted investments.

Shareholders' equity -
All equity accounts are reported in constant currency at December 31, 2003. Dividends are stated in constant currency based on the date they were declared.

Statement of income -

Operating income and expenses have been adjusted based on their dates of origin, except for costs and expenses related to nonmonetary items, which have been adjusted based on the previously restated nonmonetary items to which they relate. The adjustment for expenses associated with nonmonetary items, mainly depreciation of Property and equipment, of Bs 87,003 million for the year ended December 31, 2003 was charged to income (Bs 80,859 million for the year ended December 31, 2002).

Gains or losses on the sale of shares, investments in real and personal property and other nonmonetary items are determined based on the sales price and inflation-adjusted book value.

A breakdown of the items with significant differences in respect of the primary financial statements, as detailed in Notes 3 to 29, is shown below:

a) Property and equipment -

	December 31, 2003			December 31, 2002		
	Cost	Accumulated depreciation	Book value	Cost	Accumulated depreciation	Book value
	(Millions of constant bolivars at December 31, 2003)					
Buildings and installations	432,710	(169,884)	262,826	477,782	(166,577)	311,205
Office furniture and equipment	246,859	(195,604)	51,255	247,675	(178,090)	69,585
Land	45,459	-	45,459	45,874	-	45,874
Other assets	35,244	(1,247)	33,997	20,212	(1,850)	18,362
	760,272	(366,735)	393,537	791,543	(346,517)	445,026

At December 31, 2003, Property and equipment, including buildings, installations and land amounting to Bs 308,285 million, has an estimated market value of Bs 359,976 million, calculated by independent appraisers in June 2003.

b) Other assets -

	December 31, 2003	December 31, 2002
	(Millions of constant bolivars) at December 31, 2003)	
Goodwill, net of accumulated amortization:		
Interbank, C.A. (Banco Universal)	215,115	227,780
Seguros Orinoco, C.A.	28,524	30,378
Seguros Mercantil, C.A.	8,209	6,846
	251,848	265,004
Deferred expenses, net of accumulated amortization	46,087	60,372
Insurance premiums receivable	34,945	33,503
Systems development, net of accumulated amortization	34,063	45,408
Deferred income tax	27,766	19,769
Accounts receivable	18,053	57,963
Other prepaid expenses	13,406	13,824
Prepaid taxes	6,697	8,293
Prepaid advertising	6,305	700
Advances for acquisition of property	4,319	5,965
Pending items	4,286	15,503
Stationery and office supplies	3,695	2,633
Accounts receivable from other credit card issuing institutions	2,145	3,899
Accounts receivable from reinsurers	1,967	2,347
Banco Mercantil main office, branches and agencies	407	2,329
Other items to be adjusted from transactions with derivative instruments	-	63,364
Other	9,221	3,594
	465,210	604,470
Allowance for estimated losses on other assets	(8,392)	(15,371)
	456,818	589,099